As filed with the Securities and Exchange Commission on November 25, 2013
Registration No. 333-189810

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SuperCom Ltd.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	3674	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1 Shenkar Street,
Hertzliya Pituach 4672514, Israel
Tel. +972.9.889.0800
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal
Executive Offices)

Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, Delaware 19715
Tel. (302) 738-6680
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Steven J. Glusband, Esq. Carter Ledyard & Milburn LLP Two Wall Street New York, NY 10005 Tel: 212-732-3200 Fax: 212-732-3232	Sarit Molcho, Adv. S. Friedman & Co., Advocates Amot Investment Tower 2 Weizman Street Tel Aviv 64239 Israel Tel: +972-3-6931931 Fax: +972-3-6931930	Oded Har-Even, Esq. Edwin L. Miller Jr., Esq. Zysman, Aharoni, Gayer and Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: 212-660-5000 Fax: 212-660-3001

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)(3)
Ordinary Shares, NIS 0.25 par value	$16,500,000	$2,125.20

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. Includes the offering price of shares that the underwriters have the option to purchase to cover overallotments, if any.
(2) Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder.
(3) A filing fee of $1,996.40 has previously been paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED NOVEMBER 25, 2013

3,000,000
Ordinary Shares

This is a public offering of the ordinary shares of SuperCom Ltd.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “SPCB.” The last reported sale price of our ordinary shares on November 22, 2013 was $4.78 per share. We are offering all of the ordinary shares offered by this prospectus.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$
(1)       In addition, we have agreed to reimburse the underwriters for certain out of pocket expenses.  See the section captioned “Underwriting” in this prospectus for additional information.

We have granted the underwriters an option to purchase up to 15% of the total number of ordinary shares offered by the Company at the initial public offering price, less the underwriting discount, within 45 days from the date of the final prospectus to cover overallotments, if any. See “Underwriting” beginning on page 90 of this prospectus for more information on this offering.

The underwriters expect to deliver the shares to purchasers in the offering on or about ______, 2013.

Aegis Capital Corp

ΣID applications

Biometric passports

Smart licenses

VOTE

Voter registration and elections

Population registries and censuses

Border control

e-ID

e-Government

Internal Revenue and Social Security

Electronic Tracking & Monitoring applications

Inventory Mgt.

Transportation

Mining

Gated communities

Parking Mgt.

Law enforcement

Workplace

Healthcare

EMERGENCY
EVACUATION
PLAN

Emergency

Asset management

Unless the context otherwise requires, references in this prospectus to “the company,” “our company,” “we,” “our,” “us,” or “SuperCom” means SuperCom Ltd. and its subsidiaries. The term “NIS” refers to new Israeli shekels, and “dollar,” “USD” or “$” refers to U.S. dollars. All share and per share numbers in this prospectus have been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split that was effected on August 23, 2013.

You should rely only on the information contained in this prospectus and in any free writing prospectus which we file with the Securities and Exchange Commission. We have not authorized anyone to provide you with information different from that contained in this prospectus or such free writing prospectus, if any. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

Presentation of Financial Information

Unless otherwise indicated, U.S. dollar translations of the NIS amounts presented in this prospectus are translated using the rate of NIS 3.618 per $1.00, the representative rate of exchange as of June 30, 2013, as published by the Bank of Israel. In reading this prospectus, you should note that currency fluctuations may positively or negatively affect the presentation of our operating expenses and net income in U.S. dollars depending on increases or decreases of the U.S. dollar conversion amounts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Quantitative and Qualitative Disclosure about Market Risk -- Effects of Currency Fluctuations.”

Prospectus Summary

This summary highlights information contained in other parts of this prospectus and provides an overview of the material aspects of this offering. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the risks of investing in our ordinary shares discussed under “Risk Factors” beginning on page 8, our financial statements and the related notes included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SUPERCOM LTD.

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and private and public organizations. We provide cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by our PureRF® wireless hybrid suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface.   Our product depth and global presence will be expanded significantly when we complete the planned acquisition of the SmartID Division of On-Track Innovations Ltd. (OTI), which is a leading provider of these solutions.

Our solutions reliably identify and track the movement of people and objects in real time, enabling our customers to detect unauthorized movement of vehicles as well as trace packages, containers and the access to premises by control personnel and vehicles. We provide all-in-one field-proven radio-frequency identification, or RFID, and mobile technology, accompanied with services specifically tailored to meet the requirements of electronic monitoring.  Our industry focus includes public safety and healthcare- and animal-related tracking and records management. Our proprietary RFID and Mobile PureRF® suite of hybrid hardware and software components are the foundation of these products and services.

The basic components of our PureRF® Suite include:

•	an active tag that is attached to the item to be identified, located or tracked, and which contains a microchip transmitter, an antenna, a capacitor and battery;

•	one or more wireless receivers that communicate with the active tags;

•	one or more activators that control the tags in certain applications;

•	the tag’s initializer, which is used to configure the PureRF® tags; and

•
web-based hardware and software management system that captures and processes the ID and sensor data from the active tags and which may be configured to provide an alert upon the occurrence of a trigger event.

On August 14, 2013 we entered into a definitive asset purchase agreement with On Track Innovations Ltd. (NASDAQ: OTIV), or OTI, to acquire OTI’s SmartID Division. The acquisition is subject to the completion of due diligence, which is expected to be completed by mid-December 2013.   We have agreed to pay OTI $10 million in up to two tranches and to make contingent payments of up to and additional $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones that include payments under assumed contracts and other items.  In 2011 and 2012, OTI’s SmartID Division had revenues of $20.4 million and $17.4 million, respectively, of which 99 % and 97%, respectively, were recurring revenues derived from over ten multi-year  contracts.  Our strategy in acquiring the SmartID Division was to significantly expand our global infrastructure and business and enhance the predictability of our revenues.  The carve-out financial statements of the SmartID Division and pro forma financial statements appear elsewhere in this prospectus.

The SmartID Division conducts a wide range of projects including, national ID registries, e-passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management. The acquisition will expand our customer base to over 18 governments throughout the world, add multiple ongoing contracts and enrich our pipeline of proposals and leads.  SmartID technologies, intellectual property and products are based on a common platform and will readily integrate with our platform.  We used OTI’s platform and products for our major customer until a year ago. We believe that the acquisition will provide us with a broader in line of products with a  higher gross margin. The OTI platform is field proven and we plan to develop additional  applications in the future. We also believe that as a result of the acquisition we will be able to reduce our delivery times as we will be able to eliminate the need to develop the applications for future customers. The acquisition will add to our team of outstanding market and technological experts and will enhance our marketing presence in South America, Africa and Asia, where our current presence is relatively modest.

The acquisition of the SmartID Division is part of our larger strategy, commenced in 2012, to expand our activities in the ID and e-ID market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia and Africa using our e-Government platforms. Our government sales activities include utilizing paper secured by different levels of security patterns (such as UV light and holograms), as well as electronic personal identification enabled by biometric data, principally in connection with the issuance of national multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas) and border control applications.

Our Strengths

We believe that, because of the following competitive strengths, we will be able to enhance our position as a leading provider traditional and digital identity solutions:

●	Our scalable and highly flexible solutions can be customized to meet each organization’s present and future needs.

●	As an industry innovator, we continue to develop and incorporate cutting edge technologies into our products and solutions.

●	We employ a group of industry experts having expertise in business, commercial, and government identification and wireless technologies, who have decades of hands-on experience and expertise.

●	We provide a complete end-to-end suite of RFID products eliminating the need for integrating multiple platforms and enabling ease of operation and deployment.

●
We provide a full one stop solution to governments, eliminating the need to acquire and integrate multiple products from different international vendors, simplifying the procurement process while facilitating deployment, training, operations and services and maintenance.

●	We offer a rare combination of being a small, well established and highly responsive company with a wealth of experience.

●	We are able to offer quick deployment and a high level of responsiveness to customer needs.

The acquisition of OTI’s SmartID Division will enhance our strengths to include the following:

●	The division has a wide range of field proven solutions and products and, extensive support capability for various biometric devices.

●	The division has an exceptional group of seasoned industry experts having hands-on experience and expertise in government identification and related technologies.

●	SmartID will enable us to offer quick deployment and a high level of responsiveness to customer needs.

●
The SmartID platform expands our presence as it has been deployed in a wide range of projects: national ID registries, e-passports, biometric visas, AFIS, driving license, voter registration and elections management

●	The SmartID platform incorporates patented technologies, thereby increasing our competitiveness.

●	The Smart ID platform is easy to deploy, use and maintain.

Our Strategy

We are focused on our core competencies - active RFID technology and solutions and e-ID projects and solutions. Our growth strategy includes the following components:

●	Develop strong strategic relationships with our business partners, including our systems integrators and distributors that introduce our products and solutions into their respective markets.

●	Employ dedicated sales personnel to work closely with our business partners. Our sales personnel customize and adapt solutions that can then be installed and supported by these business partners.

●	Expand our active RFID and mobile activities globally, particularly in Europe, Israel and the Far East.

●	Leverage our reputation, talented personnel, and project management capabilities in the e-ID market to secure additional projects and solutions in the growing e-ID and e-Government markets.

●
Leverage our customer base, superior PureRF® hybrid suite of products, and IT management capabilities to secure additional long terms contracts with governments and communities in the public safety markets.

●	Develop strong strategic relationships with business partners that will introduce our products into the healthcare and homecare markets.

●	Develop strong strategic relationships with business partners in the animal and livestock management markets.

●	Identify and acquire synergistic contracts or businesses in order to reduce time to market, obtain complementary technologies and secure required references for international bids.

●	Grow our business in emerging markets with perceived significant growth opportunities.

Our Corporate Information

We were incorporated in Israel in 1988. We were formerly known as Vuance Ltd.  Our principal executive office is located at 14 Arie Shenkar Street, Herzliya Pituach 4672514, Israel and our telephone number is +972.9.889.0800. Our website address is www.supercom.com/. The information contained on our website is not part of this prospectus.

The Offering

Ordinary shares offered by us	3,000,000 ordinary shares

Ordinary shares currently outstanding (November 25, 2013)	9,332,548 ordinary shares

Ordinary shares to be outstanding after the offering (1)	12,332,548 ordinary shares

Use of proceeds
We estimate that we will receive approixmatly 13 million in net proceeds from the sale of the securities in this offering, based on a price of  $4.78 per ordinary share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will use approximately $7 to $10 million of the proceeds from the sale of the ordinary shares to fund the purchase of OTI’s SmartID Division. We intend to use the remainder of the proceeds for working capital needs associated with eID contracts we are bidding on and other general corporate purposes. See “Use of Proceeds” for more information.

Symbol	Our ordinary shares trade on the NASDAQ Capital Market under the symbol “SPCB.”

Risk factors	See “Risk Factors” beginning on page 8, and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

(1) The number of our ordinary shares outstanding after this offering does not include 219,731 ordinary shares issuable upon exercise of currently outstanding options having a weighted average exercise price of $2.75 per share  and  501,442 ordinary shares issuable upon exercise of currently outstanding warrants having a weighted average exercise price of $0.07 per share.

Risk Factors

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 8 and other information included in this prospectus for a discuss of factors you should consider before deciding to invest in our ordinary shares.  In particular, there is a significant risk that our acquisition of the SmartID Division of OTI will not be completed.  The acquisition is subject to our completion of a due diligence investigation which is expected to be completed in mid-December, 2013. We believe that the completion of the acquisition is probable, but it is by no means certain. You should not invest in our ordinary shares unless you would invest in our company whether or not the acquisition occurs.

Recent Developments

Selected Estimated Results for Third Quarter of the Fiscal Year Ending December 31, 2013

•
We estimate our revenues for the three months ended September 30, 2013, to be in a range of $2 -$2.1 million,  an increase in a range of 12% - 18%,  compared to the revenues for the third quarter last year.

•	We estimate our gross profit for the three months ended September 30, 2013, to be in a range 74% - 84% compared to 73%, in the third quarter of last year.

•	We estimate our operating profit for the three months ended September 30, 2013, to be in a range of $400 - $635 thousand compared to $528 thousand in the third quarter of last year.

The above selected estimated results for the third quarter of the fiscal year ending December 31, 2013 are preliminary and are subject to the completion of our normal quarter-end closing procedures. Our actual results may differ from these estimates.

Summary Financial Data

The following summary consolidated financial data for and as of the five years ended December 31, 2012 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the three years ended December 31, 2012 and as of December 31, 2011 and 2012 appear elsewhere in this prospectus.  The summary financial information as of June 30, 2013 and for the six months periods ended June 30, 2013 and 2012 have been derived from our unaudited financial statements, which include all adjustments consisting of normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for these periods.  Results for interim periods are not necessarily indicative of the results that may be expected for the entire year.  All share and per share data has been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split that was effected on August 23, 2013. The following summary consolidated financial and other data should be read in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2012	2011	2010	2009(*)	2008(*)	2013	2012
	(U.S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	8,940	7,922	7,389	9,304	18,112	3,903	3,940
Cost of revenues	1,619	3,306	2,057	3,365	6,945	541	1,233
Gross profit	7,321	4,616	5,332	5,939	11,167	3,362	2,707
Operating expenses:
Research and development	313	462	386	898	1,738	349	142
Selling and marketing	3,060	3,505	4,405	5,131	9,905	1,410	1,464
General and administrative	857	732	1,985	1,648	2,611	435	491
Other expenses (income)	1,085	(137)	(396)	130	8	-	(292)
Total operating expenses	5,315	4,562	6,380	7,807	14,262	2,194	1,805
Operating income (loss)	2,006	54	(1,048)	(1,868)	(3,095)	1,168	902
Financial income (expenses)	1,805	990	(678	(620)	(3,087)	(42)	1,869
Income (loss) before income tax	3,811	1,044	(1,726)	(2,488)	(6,182)	1,126	2,771
Income tax (expense) benefit	1,006	(25)	(50)	(71)	(137)	3,001	(13)
Net income (loss) from continuing operations	4,817	1,019	(1,776)	(2,559)	(6,319)	4,127	2,758
Loss from discontinued operations	-	-	(189)	(2,526)	(6,039)	-	-
Net income (loss)	4,817	1,019	(1,965)	(5,085)	(12,358)	4,127	2,758

Per Share Data:
Basic earnings (loss) from continuing operations	0.75	0.47	(1.23)	(1.96)	(5.19)	0.47	0.62
Diluted earnings (loss) from continuing operations	0.55	0.38	(1.23)	(1.96)	(5.19)	0.43	0.51
Basic and Diluted loss from discontinued operations	-	-	(0.13)	(1.96)	(4.97)	-	-
Basic earnings (loss) per share	0.75	0.47	(1.36)	(3.91)	(10.16)	0.47	0.62
Diluted earnings (loss) per share	0.55	0.38	(1.36)	(3.91)	(10.16)	0.43	0.51

	December 31,					June 30,
	2012	2011	2010	2009(*)	2008(*)	2013
	(U. S. dollars in thousands, except per share data)
Summary of Balance Sheet Data:
Cash and cash equivalents	225	215	197	656	812	368
Trade receivables (net of allowance for doubtful accounts of $ 1, 726 and 134 as of December 31, 2012 and 2011, respectively)	1, 598	1, 542	752	857	840	2,458
Inventories	280	269	197	82	1, 307	329
Total Current Assets	2, 930	2, 131	1, 664	4, 236	6, 443	6,907
TOTAL ASSETS	3, 743	2, 455	2, 008	4, 682	8, 935	8,228
Total Current Liabilities	2, 796	7, 829	4, 500	6, 332	10, 424	3,134
Accrued severance pay	236	227	254	304	378	256
SHAREHOLDERS' EQUITY (DEFICIT)	711	(5, 601)	(7, 871)	(6, 271)	(1, 867)	4,838

(*) Due to the sale of certain business activities in January 2010, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” those business activities are presented as discontinued operations in accordance with U.S. GAAP.

Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to invest in our ordinary shares. If any of the following risks actually occurs, our business, financial condition or results of operations would suffer. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Probable Acquisition of OTI’s SmartID Division

We may not succeed in closing the acquisition of OTI’s SmartID Division, and you should not invest in our shares unless you would invest in the Company whether or not that acquisition occurs.

Our acquisition of the SmartID Division of OTI is subject to our completion of a due diligence investigation which is expected to be completed in mid-December 2013. We believe that the completion of the acquisition is probable, but is by no means certain, and there is a significant risk that the acquisition will not be completed. You should not invest in our ordinary shares unless you would invest in the Company whether or not the acquisition occurs.  In the event that material issues arise which would preclude our ability to close the transaction, we will not complete the acquisition, and the expected synergies of the acquisition will not be realized. In such event, our management will have complete discretion and flexibility in applying the net proceeds of this offering to alternative uses. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us or our shareholders. The failure of our management to use such funds effectively could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not succeed in obtaining the necessary financing to complete the acquisition of OTI’s SmartID Division.

Completion of the acquisition of the SmartID Division of OTI is conditioned upon, among other things, our obtaining sufficient financing on terms and conditions acceptable to us, in our sole discretion. There can be no assurance that we will be successful in our efforts to obtain the necessary financing. If we do not obtain financing on terms acceptable to us, or the other conditions to the acquisition are not satisfied, we may not complete the acquisition or realize the anticipated benefits of the acquisition. In addition, the market price of our ordinary shares may reflect various market assumptions as to whether the financing and acquisition will occur. Consequently, the failure to complete the financing and acquisition could result in a significant change in the market price of our ordinary shares and could have a material adverse effect on our business, prospects, financial condition and results of operations.

Although we expect that the acquisition of OTI’s SmartID Division will result in benefits to us, we may not realize those benefits because of integration difficulties.

Integrating the operations of the SmartID Division of OTI successfully or otherwise realizing any of the anticipated benefits and synergies of the acquisition of the Smart ID Division, including anticipated cost savings and additional revenue opportunities, involves a number of challenges. The failure to meet these integration challenges could seriously harm our business, prospects, financial condition and results of operations and the market price of our ordinary shares may decline as a result.

Realizing the benefits and synergies of the acquisition will depend in part on the integration of intellectual property, products, operations, personnel and sales force. These integration activities are complex and time-consuming and we may encounter unexpected difficulties or incur unexpected costs, including:

●	our inability to achieve the operating synergies anticipated in the acquisition, which would prevent us from achieving the positive earnings gains expected as a result of the acquisition;
●	diversion of management attention from ongoing business concerns to integration matters;
●	difficulties in consolidating and rationalizing information technology and intellectual property platforms and administrative infrastructures;
●	complexities associated with managing the combined businesses;
●	difficulties in integrating personnel and operations from OTI’s SmartID Division and in retaining and motivating key personnel;
●
challenges in maintaining the contracts and relationships of OTI’s SmartID Division thereby demonstrating to our customers and to customers of OTI’s SmartID Division that the acquisition will not result in adverse changes in customer service standards or business focus; and

●	possible cash flow interruption or loss of revenue as a result of change of ownership transitional matters.

We may not successfully integrate the operations of OTI’s SmartID Division, and we may not realize the anticipated net reductions in costs and expenses and other benefits and synergies of the acquisition to the extent, or in the timeframe, anticipated. In addition to the integration risks discussed above, our ability to realize these benefits and synergies could be adversely impacted by practical or legal constraints on our ability to combine operations.

This prospectus contains unaudited  pro forma financial statements that hypothetically set forth our combined operations with the SmartID Division.  These pro forma financial statements are based on assumptions and estimates that may prove to be inaccurate.

This prospectus contains unaudited  pro forma financial statements that hypothetically set forth our combined operations with the SmartID Division as if they had already occurred.  These pro forma financial statements are based on assumptions and estimates that may prove to be inaccurate. The pro forma adjustments are preliminary and the unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the acquisition taken place on the dates noted, or the future financial position or operating results of our company or the SmartID Division of OTI. The purchase price allocations set forth in the unaudited pro forma condensed combined financial statements are based on preliminary valuation estimates of the tangible and intangible assets of the SmartID Division of OTI. The final valuations, and any interim updated preliminary valuation estimates, may differ materially from these preliminary valuation estimates and, as a result, the final allocation of the purchase price may result in reclassifications of the allocated amounts that are materially different from the purchase price allocations reflected below. Any material change in the valuation estimates and related allocation of the purchase price would materially impact our company’s depreciation and amortization expenses, the unaudited pro forma condensed combined financial statements and our results of operations after the acquisition.

If we are unable to manage our growth profitably, our business, financial results and stock price could suffer.

Our future financial results will depend in part on our ability to profitably manage our growth. Management will need to maintain existing customers and attract new customers, recruit, retain and effectively manage employees and key personnel, as well as expand operations and integrate customer support and financial control systems. If integration-related expenses and capital expenditure requirements are greater than anticipated or if we are unable to manage our growth profitably after the acquisition, our business, prospects, financial condition, results of operations may be adversely affected and the market price of our ordinary shares may decline.

Certain of the benefits we expect from the acquisition of OTI’s SmartID Division, including the anticipated accretion and net reductions in costs and expenses are based on projections and assumptions, which are uncertain and subject to change.

Certain of the benefits we expect from the acquisition of the SmartID Division, including increased revenues through 2017, are based on projections and assumptions that are uncertain and subject to change. These projections and assumptions are based on preliminary information, which may prove to be inaccurate. There can be no assurance that we will realize the accretion in revenues and income or the net reductions in costs and expenses from the acquisition that we anticipate within the contemplated timeframe or at all. The market price of our ordinary shares may decline if our estimates are not realized or we do not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated.

Risks Related to Our Business

We have a history of operating losses and may not be able to achieve and sustain profitable operations. We may not have sufficient resources to fund our operations in the future.

Although we had profitable operations in 2011 and 2012 after three years of losses, there can be no assurance that we will continue to operate profitably in the future. In the past, we have partially funded our operations through the issuance of equity securities and convertible bonds to investors, but may be unable to do so in the future. If we do not generate sufficient cash from operations, we will be required to obtain additional financing or reduce our level of expenditure. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to raise additional capital to support our business growth. If we are unable to obtain the necessary additional financing or generate cash from operations, we may be required to reduce the scope of our operations and may need to implement certain operational changes to decrease our expenses. This would have the potential to decrease both our ability to attain profitability and our financial flexibility. If adequate funds are not available to us, our business, financial condition and results of operations will be adversely affected.

We depend on large orders from one customer for a substantial portion of our revenues. The loss of this customer or a decrease in its orders could adversely impact our financial condition and results of operations.

In the years ended December 31, 2012 and 2011 and in the six months ended June 30, 2013 and 2012, 64%, 95%, 67% and 46%, respectively, of our consolidated net revenue were attributable to sales to a European governmental customer. In the year ended December 31, 2012, the revenues attributable to this customer decreased by 33% compared to 2011. This decrease resulted from a change in that customer’s inventory policy. In the six months ended June 30, 2013, the revenues attributable to this customer increased by 46% compared to the six months ended June 30, 2012. This increase resulted from an increase in the level of materials and services provided, and a change in the revenues mix. Although we expect an increase in sales to that customer in 2013, sales may decline thereafter. A substantial reduction in sales to, or loss of, this customer would adversely affect our business, financial condition and results of operations unless we were able to replace the revenue received from the customer, which replacement we may not be able to find.

Our reliance on third party technologies, raw materials and components for the development of some of our products may delay product launches, impair our ability to develop and deliver products and hurt our ability to compete in the market.

Most of our products integrate third-party technology that we license and/or raw materials and components that we purchase or otherwise obtain the right to use, including: operating systems, microchips, security and cryptography technology for card operating systems and dual interface technology. Our ability to purchase and license new technologies and components from third parties is and will continue to be critical to our ability to offer a complete line of products that meets customer needs and technological requirements. We may not be able to renew our existing licenses or to purchase components and raw materials on favorable terms, if at all. If we lose the rights to a patented technology, we may need to stop selling or may need to redesign our products that incorporate that technology. We may also lose the potential competitive advantage such technology gave us. In addition, competitors could obtain licenses for technologies for which we are unable to obtain licenses, and third parties may develop or enable others to develop a similar solution to security issues, either of which could adversely affect our business, financial condition and results of operations. Also, dependence on the patent protection of third parties may not afford us any control over the protection of the technologies upon which we rely. If the patent protection of any of these third parties were compromised, our ability to compete in the market and maintain our competitive position could also be impaired.

Although we generally use standard raw materials and components for our systems, some of the key raw materials or components are available only from limited sources. Even where multiple sources are available, we typically obtain components and raw materials from only one vendor to ensure high quality, prompt delivery and low cost. If one of our suppliers were unable to meet our supply demands and we could not quickly replace the source of supply, it could have a material adverse effect on our business, operating results and financial condition, for reasons including a delay of receipt of revenues and damage to our business reputation.

Delays in deliveries from our suppliers, defects in goods or components supplied by our vendors, or delays in projects that are performed by our subcontractors could cause our revenues and gross margins to decline.

We rely on a limited number of vendors and subcontractors for certain components of the products we are supplying and projects we perform. In some cases, we rely on a single source vendor or subcontractor. Any undetected flaws in components or other materials to be supplied by our vendors could lead to unanticipated costs to repair or replace these parts or materials. If one of our suppliers were unable to meet our supply demands and we could not quickly replace the source of supply, it could cause a delay of receipt of revenues and damage our business reputation. We depend on subcontractors to adequately perform a substantial part of our projects. If a subcontractor fails to fulfill its obligations under a certain project, it could delay our receipt of revenues for such project and damage our business reputation, and therefore could have a material adverse effect on our business, operating results and financial condition.

Our dependence on third-party distributors, sales agents and value-added resellers could result in marketing and distribution delays, which would prevent us from generating sales revenues.

We market and sell some of our products using a network of distributors and resellers covering the United States, Europe, Asia and Africa. We establish relationships with distributors and resellers through agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are not long-term contracts, do not have commitments for minimum sales, and could be terminated by the distributor. We do not have agreements with all of our distributors. We are currently engaged in discussions with other potential distributors, sales agents, and value-added resellers. Such arrangements may never be finalized and, if finalized, such arrangements may not increase our revenues or enable us to achieve profitability.

Our ability to terminate a distributor who is not performing satisfactorily may be limited. Inadequate performance by a distributor could adversely affect our ability to develop markets in the regions for which the distributor is responsible and could result in substantially greater expenditures by us in order to develop such markets. Our operating results will be highly dependent upon: (i) our ability to maintain our existing distributor arrangements; (ii) our ability to establish and maintain coverage of major geographic areas and establish access to customers and markets; and (iii) the ability of our distributors, sales agents, and value-added resellers to successfully market our products. A failure to achieve these objectives could result in lower revenues and have a material adverse effect on our business, financial condition and results of operations.

Because competition in our industry is intense, our business, operating results and financial condition may be adversely affected.

The global market for RFID and mobile based enabled products and solutions is highly fragmented and intensely competitive. It is characterized by rapidly changing technology, frequent new product introductions and rapidly changing customer requirements. We expect competition to increase as the industry grows and as RFID and mobile technology begin to converge with the access control and information technology industry. We may not be able to compete successfully against current or future competitors. We face competition from technologically sophisticated companies, many of which have substantially greater technical, financial, and marketing resources than we do. In some cases, we compete with entities that have pre-existing relationships with potential customers. As the active RFID and mobile enabled solutions market expands, we expect additional competitors to enter the market. We cannot assure you that we will be able to continue to compete successfully against existing or future competitors and maintain the quality of our products relative to those of our competitors or continue to develop and market new products effectively. Continued competitive pressures could cause us to lose significant market share.

Some of our competitors and potential competitors have larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we do. Our competitors may be able to develop products and services that (i) are superior to our products and services, (ii) achieve greater customer acceptance or (iii) have significantly improved functionality as compared to our existing and future products and services. In addition, our competitors may be able to negotiate strategic relationships on more favorable terms than we are able to negotiate. Many of our competitors may also have well-established relationships with our existing and prospective customers. Increased competition may result in our experiencing reduced margins, loss of sales or decreased market share.

The average selling prices for our products may decline as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer-term purchase commitments. The pricing of products depends on the specific features and functions of the products, purchase volumes and the level of sales and service support required. As we experience pricing pressure, the average selling prices and gross margins for our products may decrease over product lifecycles. These same competitive pressures may require us to write down the carrying value of any inventory on hand, which could adversely affect our financial condition, operating results and earnings per share.

We may be unsuccessful in integrating OTI’s SmartID Division and this and possible future integrations could divert our resources and adversely affect our financial results.

Other than our acquisition of certain of the assets of Intelli-Site, Inc., we have not made any other acquisition in the last five years. Integrating OTI’s SmartID Division into our business could divert our management’s attention from other business concerns and could be expensive and time-consuming. The pending acquisition of the SmartID Division and the possible acquisition of other businesses and products in the future, none of which are pending, could expose our business to unforeseen liabilities or risks associated with entering new businesses and markets. Consequently, we might not be successful in integrating the acquired businesses, technologies and products into our existing business and products, and might not achieve anticipated revenue or cost benefits.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be adversely affected if we do not respond promptly and effectively to these changes.

The market for our products is characterized by evolving technologies, changing industry standards, changing regulatory environments, frequent new product introductions and rapid changes in customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. Our future success will depend on our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. In the future:

●	we may not be successful in developing and marketing new products or product features that respond to technological change or evolving industry standards;
●	we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and features; or
●	our new products and product features may not adequately meet the requirements of the marketplace and achieve market acceptance.

If we are unable to respond promptly and effectively to changing technologies and market requirements, we will be unable to compete effectively in the future.

There can be no assurance that we will successfully identify new product opportunities and develop and bring new products to market in a timely manner, or that the products and technologies developed by others will not render our products or technologies obsolete or noncompetitive. The failure of our new product development efforts could have a material adverse effect on our business, results of operations and future growth.

The success of our active RFID and mobile based business lines is dependent on several factors, including our ability to develop products meeting the needs of our markets, decrease product costs, timely complete and introduce new products, differentiate new products from those of our competitors, and gain market acceptance of our products. Our existing and potential customers’ varying budgets for capital expenditures and new product introduction also impact the success of these business lines. We have addressed the need to develop new products through our internal research and development efforts.

If our technology and solutions cease to be adopted and used by government and public and private organizations, we may lose some of our existing customers and our operations will be negatively affected.

Our ability to grow depends significantly on whether governmental and public and private organizations adopt our technology and solutions as part of their new standards and whether we will be able to leverage our expertise with government products into commercial products. If these organizations do not adopt our technology, we might not be able to penetrate some of the new markets we are targeting, or we might lose some of our existing customer base.

In order for us to achieve our growth objectives, our RFID and mobile based technology must be adapted to and adopted in a variety of areas, any or all of which may not adopt our RFID and mobile based technology. These areas include, among others:

●	public safety;

●	healthcare and homecare; and

●	animal and livestock management.

We cannot accurately predict the future growth rate, if any, or the ultimate size of the RFID and mobile based markets. The expansion of the market for our products and services depends on a number of factors such as:

●	the cost, performance and reliability of our products and services compared to the products and services of our competitors;

●	customer perception of the benefits of our RFID and mobile based solutions;

●	public perception of the intrusiveness of these solutions and the manner in which organizations use the information collected;

●	public perception of the privacy protection for their personal information;

●	customer satisfaction with our products and services; and

●	marketing efforts and publicity for our products and services.

Even if our RFID and mobile based solutions gain wide market acceptance, our products and services may not adequately address market requirements and may not gain wide market acceptance. If our solutions or our products and services do not gain wide market acceptance, our business, financial condition and results of operations will be adversely affected.

We need to develop and sustain our position as a provider of RFID and mobile based solutions and services to earn high margins from our technology, and if we are unable to develop such position, our business will not be as profitable as we expect, if at all.

The increasing sophistication of our RFID and Mobile based technology places a premium on providing innovative software systems and services to customers, in addition to manufacturing and supplying RFID and mobile technology. While we have had some early success positioning ourselves as a provider of such services and systems, we may not continue to be successful with this strategy and we may not be able to capture a significant share of the market for the sophisticated solutions and services that we believe are likely to produce attractive margins in the future. A significant portion of the value of our RFID and mobile based technology lies in the development of software and applications that will permit the use of RFID and mobile based technology in selected new markets. In contrast, the margins involved in manufacturing and selling RFID and mobile based technology can be relatively small, and may not be sufficient to permit us to earn an attractive return on our development investments.

Unfavorable global economic conditions may adversely affect our customers, which directly impact our business and results of operations.

Our operations and performance depend on our target customers, including those from the governmental sector, having adequate resources to purchase our products. The turmoil in the credit markets and the global economic downturn that commenced in 2008 and intensified in Europe during 2011 and 2012 generally adversely impacted our target customers. Companies and governmental authorities have reduced or delayed and may continue to reduce or delay their purchasing activities in response to a lack of credit, economic uncertainty, budget deficits and concern about the general stability of markets. During 2011 and 2012, several European countries encountered severe economic difficulties which affected the entire Euro-zone economy. The financial crisis, among other things, resulted in the downgrade of the credit worthiness of several countries in Europe, which affected our customers’ ability and budget to perform projects within these territories. If such economic and market conditions remain uncertain or weaken further, specifically changes that may negatively impact the political or economic stability and environment of the European country from which we derive most of our consolidated net revenues, our business, financial condition and future results of operations may be materially adversely affected.

Given the current economic environment, we remain cautious and we expect our customers to be cautious as well, which could affect our future results. If the economic recovery slows down or dissipates, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our efforts to expand our international operations are subject to a number of risks, any of which could adversely reduce our future international sales and increase our losses.

Most of our revenues to date are attributable to sales in jurisdictions other than the United States. For the years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2012 and 2013, approximately 91.6%, 94.6%, 96.6%, 96.8% and 97.7%,  respectively, of our revenues were derived from sales to markets outside of the United States. Our inability to obtain or maintain federal or foreign regulatory approvals relating to the import or export of our products on a timely basis could adversely affect our ability to expand our international business. Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales and operating results, including:

●	increased collection risks;

●	trade restrictions;

●	export duties and tariffs;

●	uncertain political, regulatory and economic developments;

●	inability to protect our intellectual property rights;

●	highly aggressive competitors;

●	currency issues.

●	difficulties in staffing, managing and supporting foreign operations;

●	longer payment cycles; and

●	difficulties in collecting accounts receivable.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, difficulty in collecting receivables, and a higher cost of doing business, any of which could adversely affect our business, results of operations or financial condition.

In addition, in many countries the national security organizations require our employees to obtain clearance before such employees can work on a particular transaction. Failure to receive, or delays in the receipt of, relevant foreign qualifications could also have a material adverse effect on our ability to make sales or fulfill our orders on a timely basis. Additionally, as foreign government regulators have become increasingly stringent, we may be subject to more rigorous regulation by governmental authorities in the future. If we fail to adequately address any of these regulations, our business will be harmed.

We are exposed to special risks in foreign markets, which may make operating in those markets difficult and thereby force us to curtail our business operations.

In conducting our business in foreign countries, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. Risks inherent to operating in other countries range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into U.S. dollars or other currencies, or to take those dollars or other currencies out of those countries.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

For us to further penetrate the marketplace, the marketplace must be confident that we provide effective security protection for national and other secured identification documents and cards. Although we have not experienced any act of sabotage or unauthorized access by a third party of our software or technology to date, if an actual or perceived breach of security occurs in our internal systems or those of our customers, regardless of whether we caused the breach, it could adversely affect the market’s perception of our products and services. This could cause us to lose customers, resellers, alliance partners or other business partners, thereby causing our revenues to decline. If we or our customers were to experience a breach of our internal systems, our business could be severely harmed by adversely affecting the market’s perception of our products and services.

Third parties could obtain access to our proprietary information or could independently develop similar technologies.

Despite the precautions we take, third parties may copy or obtain and use our technologies, ideas, know-how and other proprietary information without authorization or may independently develop technologies similar or superior to our technologies. In addition, the confidentiality and non-competition agreements between us and most of our employees, distributors and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. If we are not able to successfully defend our industrial or intellectual property rights, we may lose rights to technologies that we need to develop and maintain our business, which may cause us to lose potential revenues, or we may be required to pay significant license fees for the use of such technologies. To date, we have relied primarily on a combination of trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution to protect our proprietary technology.

Our current patents and any patents that we may register in the future may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Any inability to protect intellectual property rights in our technology could enable third parties to compete more effectively with us and could have a material adverse effect on our business, financial condition and results of operations.

In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of Israel or the United States. Our means of protecting our intellectual property rights in Israel, the United States or any other country in which we operate may not be adequate to fully protect our intellectual property rights.

Third parties may assert that we are infringing their intellectual property rights; IP litigation could require us to incur substantial costs even when our efforts are successful.

We may face intellectual property litigation, which could be costly, harm our reputation, limit our ability to sell our products, force us to modify our products or obtain appropriate licenses and divert the attention of management and technical personnel. Our products employ technology that may infringe on the proprietary rights of others, and, as a result, we could become liable for significant damages and suffer other harm to our business.

In addition, following a ruling of the Israeli Supreme Court in 2012, it is currently unclear whether contractual agreements with employees afford sufficient protection from such employees seeking further compensation for intellectual property created by them on our behalf.

Other than the litigation with Secu-Systems Ltd., as described under the caption “Legal Proceedings,” we have not been subject to intellectual property litigation to date. We have received demand letters in the past alleging that products or processes of ours are in breach of patents, which we have denied, but no lawsuits have been filed in respect of such claims.

Litigation may be necessary in the future to enforce any patents we have or may obtain and/or any other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any such future litigation. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, prevent us from licensing our technology or selling or manufacturing our products, or require us to expend significant resources to modify our products or attempt to develop non-infringing technology, any of which could seriously harm our business.

Our products may contain technology provided to us by third parties. Because we did not develop such technology ourselves, we may have little or no ability to determine in advance whether such technology infringes the intellectual property rights of any other party. Our suppliers and licensors may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only with respect to intellectual property infringement claims in certain jurisdictions, and/or only up to a maximum amount, above which we would be responsible for any further costs or damages. In addition, we have indemnification obligations to certain parties, as well as to On Track Innovations Ltd., or OTI, with respect to any infringement of third-party patents and intellectual property rights by our products. If litigation were to be filed against these parties in connection with our technology, we would be required to defend and indemnify such parties.

We may be plaintiff or defendant in various legal actions from time to time.

From time to time, we are the defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would affect our earnings in the period the change is made.

Products as complex as those we offer may contain undetected errors or may fail when first introduced or when new versions are released. Despite our product testing efforts and testing by current and potential customers, it is possible that errors will be found in new products or enhancements after commencement of commercial shipments. The occurrence of product defects or errors could result in adverse publicity, delay in product introduction, diversion of resources to remedy defects, loss of or a delay in market acceptance, or claims by customers against us, or could result in product liability or cause us to incur additional costs or lose revenues, any of which could adversely affect our business.

Our failure or inability to meet a customer’s expectations in the performance of our services, or to do so in the time frame required by the customer, regardless of our responsibility for the failure, could result in a claim for substantial damages against us by the customer, discourage other customers from engaging us for these services, and damage our business reputation. We carry product liability insurance, but existing coverage may not be adequate to cover potential claims.

We do not maintain insurance coverage for professional liability or for theft by employees, nor do we maintain specific insurance coverage for any interruptions in our business operations. The successful assertion of one or more large claims against us that exceed available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductibles or co-insurance requirements, could adversely affect our business by significantly increasing our costs.

We have sought in the past and may seek in the future to enter into contracts with governments, as well as state and local governmental agencies and municipalities, which subjects us to certain risks associated with such types of contracts.

Most contracts with governments or with state or local agencies or municipalities, or Governmental Contracts, are awarded through a competitive bidding process, and some of the business that we expect to seek in the future will likely be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

●	the frequent need to compete against companies or teams of companies with more financial and marketing resources and more experience than we have in bidding on and performing major contracts;

●
the need to compete against companies or teams of companies that may be long-term, entrenched incumbents for a particular contract we are competing for and which have, as a result, greater domain expertise and established customer relations;

●	the substantial cost and managerial time and effort necessary to prepare bids and proposals for contracts that may not be awarded to us;

●	the need to accurately estimate the resources and cost structure that will be required to service any fixed-price contract that we are awarded; and

●
the expense and delay that may arise if our competitors protest or challenge new contract awards made to us pursuant to competitive bidding or subsequent contract modifications, and the risk that any of these protests or challenges could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

We may not be afforded the opportunity in the future to bid on contracts that are held by other companies and are scheduled to expire, if the governments, or the applicable state or local agency or municipality determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for the products and services that are provided under those contracts for a number of years. If we are unable to win new contract awards or retain those contracts, if any, that we are awarded over any extended period, our business, prospects, financial condition and results of operations will be adversely affected.

In addition, Governmental Contracts subject us to risks associated with public budgetary restrictions and uncertainties, actual contracts that are less than awarded contract amounts, and cancellation at any time at the option of the governmental agency. Any failure to comply with the terms of any Governmental Contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay significant fines and penalties or prevent us from earning revenues from Governmental Contracts during the suspension period Cancellation of any one of our major Governmental Contracts could have a material adverse effect on our business, financial condition and results of operations.

Governments may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Governmental agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to audits, and may be subject to investigation, by governmental entities. Failure to comply with the terms of any Governmental Contract could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay the fines and penalties and prohibiting us from earning revenues from Governmental Contracts during the suspension period.

Furthermore, governmental programs can experience delays or cancellation of funding, which can be unpredictable; this may make it difficult to forecast our revenues on a quarter-by-quarter basis.

We depend on the growth of certain industries and markets for our products; if such markets will not develop, our business may suffer.

Some of the markets that we target for our future growth are small and need to develop if we are to achieve our growth objectives. If some or all of these markets do not develop, or if they develop more slowly than we anticipate, then we will not grow as quickly or as profitably as we hope. For example, in February 2006, we announced the introduction of PureRF®, a new technology and solution for actively tracking people, objects and assets utilizing our active RFID Tracking technologies and products. This technology was developed in response to growing market demand for asset/ people tracking and monitoring solutions in the homeland security and commercial markets. If these markets will not grow as expected, we may not be able to meet our future growth plans. The development of our markets will depend on many factors that are beyond our control, including:

●	there can be no assurances that we will be able to continue to apply our expertise and solutions developed for the government market to the commercial market;

●	the ability of the commercial markets to adopt and implement our active RFID and mobile solutions; and

●	the ability of our management to successfully market our technologies to such governmental and/or commercial entities.

Due to the nature of our business, our financial and operating results could fluctuate.

Our financial and operating results have fluctuated in the past and could fluctuate in the future from quarter to quarter. As a result of our dependence on a limited number of customers and our increased reliance on our e-ID, electronic monitoring PureRF® suite and products, our revenue has experienced wide fluctuations, and we expect that our revenue will continue to fluctuate in the future. A portion of our sales is not recurring sales; therefore, quarterly and annual sales levels will likely fluctuate. Sales in any period may not be indicative of sales in future periods. In addition, our result may fluctuate from year to year for the following reasons:

●	long customer sales cycles;

●	reduced demand for our products and services;

●	price reductions;

●	new competitors, or the introduction of enhanced products or services from new or existing competitors;

●	changes in the mix of products and services we or our customers and distributors sell;

●	contract cancellations, delays or amendments by customers;

●	the lack of government demand for our products and services or the lack of government funds appropriated to purchasing our products and services;

●	unforeseen legal expenses, including litigation costs;

●	expenses related to acquisitions;

●	other non-recurring financial charges;

●	the lack of availability, or increased cost, of key components and subassemblies; and

●	the inability to successfully manufacture in volume, and reduce the price of, certain of our products;

In addition, the period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures, particularly by governmental agencies. The typical sales cycle for our government customers has, to date, ranged from nine to 24 months and the typical sales cycle for our commercial customers has ranged from one to six months. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer’s decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. This significant expenditure of time and resources may not result in actual sales of our products and services.

Our financial results may be significantly affected by currency fluctuations.

We incur expenses for our operations in Israel in NIS and translate these amounts into U.S. dollars for purposes of reporting consolidated results. As a result, fluctuations in foreign currency exchange rates may adversely affect our expenses and results of operations, as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. In addition, we hold foreign currency balances, primarily NIS, which will create foreign exchange gains or losses, depending upon the relative values of the foreign currency, at the beginning and end of the reporting period, affecting our net income and earnings per share. The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the dollar. In addition, the value of our non-dollar revenues could be adversely affected by the depreciation of the dollar against such currencies. We may use hedging techniques in the future (which we currently do not use), but there is no assurance that we will be able to eliminate the effects of currency fluctuations. In 2010 and 2012, the NIS appreciated by approximately 6.0% and 2.3%, respectively, against the dollar, while in 2011 the NIS depreciated by approximately 7.7% against the dollar. In 2012, the Euro appreciated against the dollar by 2%, while in 2010 and 2011, the Euro depreciated against the dollar by 7.4% and 3.2%, respectively. During the years ended December 31, 2012, 2011 and 2010 and the six months ended June 30, 2013 and 2012, foreign currency fluctuations had a limited impact on our results of operations and we recorded foreign exchange benefit (expenses), net of $0,  $5,000, $(57,000), $(25,000) and  $108,000, respectively. Our results of operations may be materially affected by currency fluctuations in the future.

We may have significant differences between forecasted demands to actual orders received, which may adversely affect our business.

The lead time for ordering parts and materials and building many of our products can be many months. As a result, we must order parts and materials and build our products based on forecasted demand. If demand for our products lags significantly behind our forecasts, we may produce more products than we can sell, which can result in cash flow problems and write-offs or write-downs of obsolete inventory. If demand for our products exceeds our forecasts, we would have to rapidly ramp up production and our business may be harmed as a result of delays to perform contracts.

A change in tax laws of any country in which we operate could result in a higher tax expense or a higher effective tax rate on our worldwide earnings.

We conduct our operations in various countries throughout the world. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate, including treaties between nations. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, which is beyond our control could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings.

We may lose a tax dispute that will increase our tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

Our income tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure or the taxable presence of our subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

We rely on the services of certain executive officers and key personnel, the loss of which could adversely affect our business.

Our future success depends largely on the efforts and abilities of our executive officers and senior management and other key employees, including technical and sales personnel. The loss of the services of any of these persons could adversely affect our business financial condition and results of operations. We do not maintain any “key-person” life insurance with respect to any of our employees.

Our ability to remain competitive depends in part on attracting, hiring and retaining qualified technical personnel; If we are not successful in such efforts, our business could be disrupted.

Our future success depends in part on the availability of qualified technical personnel, including personnel trained in software and hardware applications within specialized fields. As a result, we may not be able to successfully attract or retain skilled technical employees, which may impede our ability to develop, install, implement and otherwise service our software and hardware systems and to efficiently conduct our operations.

The information technology and network security industries are characterized by a high level of employee mobility and the market for technical personnel remains extremely competitive in certain regions, including Israel. This competition means that (i) there are fewer highly qualified employees available for hire, (ii) the costs of hiring and retaining such personnel are high, and (iii) highly qualified employees may not remain with us once hired. Furthermore, there may be pressure to provide technical employees with stock options and other equity interests in us, which may dilute our shareholders and increase our expenses.

The additions of new personnel and the departure of existing personnel, particularly in key positions, can be disruptive, might lead to additional departures of existing personnel and could have a material adverse effect on our business, operating results and financial condition.

Some of our products are subject to government regulation of radio frequency technology, which could cause a delay in introducing, or an inability to introduce, such products in the United States and other markets.

The rules and regulations of the United States Federal Communications Commission, or the FCC, limit the radio frequency used by and level of power emitting from electronic equipment. Our readers, controllers and other radio frequency technology scanning equipment are required to comply with these FCC rules, which may require certification, verification or registration of the equipment with the FCC. Certification and verification of new equipment requires testing to ensure the equipment’s compliance with the FCC’s rules. The equipment must be labeled according to the FCC’s rules to show compliance with these rules. Testing, processing of the FCC’s equipment certificate or FCC registration and labeling may increase development and production costs and could delay introduction of our verification scanning device and next generation radio frequency technology scanning equipment into the U.S. market. Electronic equipment permitted or authorized to be used by us through FCC certification or verification procedures must not cause harmful interference to licensed FCC users, and may be subject to radio frequency interference from licensed FCC users. Selling, leasing or importing non-compliant equipment is considered a violation of FCC rules and federal law, and violators may be subject to an enforcement action by the FCC. Any failure to comply with the applicable rules and regulations of the FCC could have a material adverse effect on our business, operating results and financial condition by increasing our compliance costs and/or limiting our sales in the United States.

We may fail to maintain effective internal control over financial reporting, which could result in material misstatements in our financial statements.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year. We may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements. Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to Our Location and Incorporation in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2013. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon and Syria. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Furthermore, we could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli companies and others doing business with Israel or with Israeli companies. As a result, we are precluded from marketing our products to these countries, companies and organizations. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. Also, over the past several years, there have been calls, in Europe and elsewhere, to reduce trade with Israel. Restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our operations could be disrupted as a result of the obligation of management or key personnel to perform military service in Israel.

Generally, all nonexempt male adult citizens and permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel, are obligated to perform annual military reserve duty and are subject to being called for active duty at any time under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business, operating results and financial condition may be adversely affected.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Memorandum of Association and Articles of Association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders, and to refrain from misusing his power, including, among other things, when voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital and mergers and interested party transactions requiring shareholder approval. A shareholder also has a general duty to refrain from exploiting any other shareholder of his or her rights as a shareholder. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who, under our Articles of Association, has the power to appoint or prevent the appointment of a director or executive officer in the company, has a duty of fairness toward the company. Israeli law does not define the substance of this duty of fairness, but provides that remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law may delay, prevent or otherwise encumber a merger with or an acquisition of our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. These provisions of Israeli law could delay, prevent or impede a merger with or an acquisition of our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders and therefore potentially depress the price of our shares.

Our shareholders may face difficulties in the enforcement of civil liabilities against us and our officers and directors and Israeli auditors or in asserting U.S. securities law claims in Israel.

Most of our officers and directors and our Israeli auditors are residents of Israel or otherwise reside outside of the United States. SuperCom Ltd. is incorporated under Israeli law and its principal office and facilities are located in Israel. All or a substantial portion of the assets of such persons are or may be located outside of the United States. Therefore, service of process upon SuperCom Ltd., such directors and officers and our Israeli auditors may be difficult to effect in the United States. It also may be difficult to enforce a U.S. judgment against SuperCom Ltd., such officers and directors and our Israeli auditors as any judgment obtained in the United States against such parties may not be collectible in the United States. In addition, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Being a foreign private issuer exempts us from certain SEC requirements.

As a foreign private issuer within the meaning of rules promulgated under the U.S. Securities and Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain provisions applicable to U.S. public companies including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies in connection with shareholder meetings;

●	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

●
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S.

Risks Related to Our Ordinary Shares and the Offering

Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

The market price of our ordinary shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

●	actual or anticipated variations in our quarterly operating results or those of our competitors;

●	announcements by us or our competitors of technological innovations or new and enhanced products;

●	developments or disputes concerning proprietary rights;

●	introduction and adoption of new industry standards;

●	changes in financial estimates by securities analysts;

●	market conditions or trends in our industry;

●	changes in the market valuations of our competitors;

●	announcements by us or our competitors of significant acquisitions;

●	entry into strategic partnerships or joint ventures by us or our competitors;

●	additions or departures of key personnel;

●	political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events; and

●	other events or factors in any of the countries in which we do business, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

In addition, the stock market in general, and the market for Israeli companies and home security companies in particular, has been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation relating to the stock trading and price volatility of the company in question. If we were involved in any securities litigation, it could result in substantial cost to us to defend and divert resources and the attention of management from our business.

Our ordinary shares may become subject to the “penny stock” rules of the SEC which will make transactions in our ordinary shares cumbersome and may reduce the value of our shares.

Trading in our ordinary shares may become subject to the “penny stock” regulations adopted by the SEC. These regulations generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions, such as if the issuer of the security has net tangible assets in excess of $2,000,000. The market price of our ordinary shares is currently less than $5.00 per share and our net tangible assets as of June 30, 2013 were approximately $4,838,000. While we believe that our ordinary shares are currently exempt from the definition of penny stock, there is no assurance that they will continue to be exempt from such definition. If our ordinary shares become subject to the “penny stock” rules of the SEC, it will make transactions in our ordinary shares cumbersome and may reduce the value of our shares. This is because for any transaction involving a penny stock, unless exempt, Rule 15g-9 generally requires: (i) that a broker or dealer approve a person’s account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

Disclosure also has to be made by the broker or dealer about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our ordinary shares and cause a decline in our market value if we were to become subject to the said “penny stock” rules.

We have shareholders that are able to exercise substantial influence over us and all matters submitted to our shareholders.

Sigma Wave Ltd., or Sigma, is the beneficial owner of approximately 44% of our outstanding shares. Such ownership interest gives Sigma the ability to influence and direct our activities, subject to approvals that may be required for related-party transactions pursuant to Israeli law. Sigma will have influence over the outcome of most matters submitted to our shareholders, including the election of directors and the adoption of a merger agreement, and such influence could make us a less attractive acquisition or investment target. Because the interests of Sigma may differ from the interests of our other shareholders, actions taken by Sigma with respect to us may not be favorable to our other shareholders.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on your investment will likely be limited to the value of our ordinary shares.

We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends in the foreseeable future. Under the Israeli Companies Law, dividends may only be paid out of profits legally available for distribution and provided that there is no reasonable concern that such payment will prevent us from satisfying our existing and foreseeable obligations as they become due. The payment of dividends will depend on earnings, financial condition, debt covenants in place, and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our stock price appreciates.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of up to 3,000,000 ordinary shares offered in this offering at an assumed public offering price of $4.78 per share (the closing price of a share of our ordinary shares on November 22, 2013) and after deducting the underwriters’ discount and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $3.33 per share. In addition, we have issued options and warrants to acquire ordinary shares in connection with this offering as well as in the past. To the extent these options or warrants are ultimately exercised, you will sustain future dilution.

Stockholder ownership interest in our company may be diluted as a result of future financings or additional acquisitions.

We may seek to raise funds from time to time in public or private issuances of equity and such financings may take place in the near future or over the longer term. Sales of our securities offered through future equity offerings may result in substantial dilution to the interests of our current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. In addition, we have issued shares of our ordinary shares for various acquisitions in the past and may do so in the future, which may also result in substantial dilution to the interests of our current shareholders.

While we believe that we are not currently a PFIC and do not anticipate becoming a PFIC, United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the value of our assets, averaged quarterly, are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates, and being subject to an interest charge on such gain. Similar rules apply to certain “excess distributions” made with respect to our ordinary shares. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our shares. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Note Regarding Forward-Looking Statements

This prospectus and the documents incorporated in it by reference contain forward-looking statements that involve known and unknown risks and uncertainties. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this prospectus and in the documents incorporated by reference into this prospectus and other unforeseen risks, including, without limitation: (i) our belief about our competitive position in the tracking, asset management and monitoring, active RFID and e-ID markets, and our ability to become a key technological player in such markets; (ii) our belief about the commercial possibilities for our products in such markets; (iii) our expectation to be able to leverage our current products and technologies for the development of new applications and penetration to additional markets; (iv) our expectation to be able to continue to participate in the government market; (v) our belief about our ability to leverage our public sector experience into the commercial sector; (vi) our belief regarding the effects of competitive pricing on our margins, sales and market share; (vii) our expectations regarding the effects of the legal proceedings we are involved in on our sales and operating performance; (viii) our belief regarding the fluctuations of our operating results, including our belief about the effects of inflation and the fluctuation of the NIS/dollar exchange rate on our operating results; (ix) our expectations about our future revenues (or absence of revenues); (x) our expectations about the effects of seasonality on our revenues and operating results; (xi) our expectations regarding development and introduction of future products; (xii) our expectations regarding revenues from our existing customer contracts and purchase orders, including, without limitation, the value of our agreement for our end-to-end system for a national multi-ID issuing and control system with the government of a European country and our expectations for increased revenues from sales of additional technology and raw materials to such government; (xiii) our expectations regarding the success of our active RFID and electronics monitoring technology; (xiv) our expectations regarding the effectiveness of our marketing programs and generation of business from those programs, including our ability to continue to sell products through strategic alliances and our belief about the role customer service plays in our sales and marketing programs; (xv) our anticipation that sales to a relatively small number of customers will continue to account for a significant portion of our net sales; and (xvi) the anticipated timing of our product introductions.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. These factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements. We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, and you are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this prospectus.

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High	Low
May 2013	3.707	3.556
June 2013	3.687	3.594
July 2013	3.661	3.566
August 2013	3.666	3.530
September 2013	3.632	3.504
October 2013	3.567	3.518
November 2013 (through November 22, 2013)	3.569	3.519

The following table shows, for the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average
2008	3.586
2009	3.923
2010	3.732
2011	3.579
2012	3.733
2013 (through November 22, 2013)	3.622

As of November 22, 2013, the daily representative rate of exchange between the NIS and the U.S. dollar as published by the Bank of Israel was NIS 3.569 to $1.00.

The effect of exchange rate fluctuations on our business and operations is discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Quantitative and Qualitative Disclosure about Market Risk.”

Use of Proceeds

We estimate that we will receive approximately $13 million in net proceeds from the sale of the securities in this offering, based on a per share purchase price of $4.78 and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If we complete the acquisition of the SmartID Division of OTI, which is not certain, we will use approximately $7 to $10 million of the proceeds from the sale of the ordinary shares to fund such acquisition. These funds will be paid to OTI if the purchase of the Smart ID Division is consummated on or after the date of this offering. If we are unable to consummate the acquisition of the OTI SmartID Division, we intend to use a significant portion of the proceeds of this offering to fund our possible acquisition of contracts, selected complimentary intellectual property and software packages from key players in the e-ID and electronic monitoring markets.  We we intend to use the remainder of the proceeds for working capital purposes associated with eID contracts we are bidding on and other general corporate purposes.

Price Range of Ordinary Shares

We became a publicly-traded company on the NASDAQ Europe stock market (formerly EASDAQ) on April 19, 1999. On October 23, 2003, following the closing of the NASDAQ Europe stock market, we transferred the listing of our ordinary shares to the Euronext Brussels stock market. We applied for delisting of our shares from the Euronext Brussels stock market, and our application was approved on May 6, 2008, effective August 4, 2008.

On July 29, 2004, we filed a Registration Statement on Form 20-F under the Exchange Act. When the Registration Statement became effective on September 29, 2004, we became a foreign private issuer reporting company under the Exchange Act. On November 5, 2004, our ordinary shares began trading in the U.S. on the OTC Bulletin Board under the symbol “SPCBF.OB,” which following our name change to Vuance Ltd. on May 14, 2007 became “VUNCF.OB.” On August 23, 2007, our ordinary shares were approved for trading on The NASDAQ Capital Market under the symbol “VUNC.”

On September 29, 2009 we received a NASDAQ Staff Determination letter indicating that we failed to comply with the minimum stockholders’ equity requirement of $2. 5 million as set forth in Listing Rule 5550(b). As a result, our securities were delisted from The NASDAQ Capital Market and trading in our shares was suspended effective at the open of business on October 1, 2009. Following the delisting and as of the open of business on October 1, 2009, our ordinary shares traded on OTCQB® electronic quotation service for securities traded over-the-counter until the close of business on September 16, 2013.  Our ordinary shares began trading on the NASDAQ Capital Market effective at the opening of trading on Tuesday, September 17, 2013 under the ticker symbol “SPCB.”

All of the share price information provided below has been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split effected on August 23, 2013.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on the NASDAQ Capital Market or the OTCQB Market, as applicable.

Year	High	Low
2008	$19.93	$1.23
2009	$2.89	$0.85
2010	$1.23	$0.21
2011	$0.60	$0.17
2012	$0.85	$0.04
2013 (through November 22, 2013)	$5.65	$0.07

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters during the period 2011 through November 22, 2013, the range of high ask and low bid prices of our ordinary shares on the OTCQB Market and the high and low market prices on the NASDAQ Capital Market through November 22, 2013.

	High	Low
2011
First Quarter	$0.55	$0.26
Second Quarter	$0.60	$0.17
Third Quarter	$0.51	$0.17
Fourth Quarter	$0.51	$0.21

2012
First Quarter	$0.72	$0.09
Second Quarter	$0.85	$0.17
Third Quarter	$0.85	$0.04
Fourth Quarter	$0.72	$0.04

2013
First Quarter	$1.87	$0.21
Second Quarter	$3.23	$0.94
Third Quarter	$5.65	$2.68
Fourth Quarter (through November 22, 2013)	$4.86	$4.08

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of our ordinary shares on the OTCQB Market and the high and low market prices on the NASDAQ Capital Market through November 22, 2013.

Month	High	Low
May 2013	$1.36	$0.94
June 2013	$2.30	$1.06
July 2013	$3.23	$2.13
August 2013	$5.65	$2.55
September 2013	$5.33	$4.65
October 2013	$4.87	$3.65
November 2013 (through November 22, 2013)	$4.86	$4.03

Dividend Policy

We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends in the foreseeable future.

In accordance with our Articles of Association, our board of directors may from time to time declare and cause the Company to pay to the shareholders such interim or final dividends as the board of directors deems appropriate considering the profits of the Company and in compliance with the provisions of the Israeli Companies Law.

Dilution

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per ordinary share and the pro forma net tangible book value per ordinary share immediately after this offering.

Our net tangible book value as of June 30, 2013 was $4,838,000, or $0.52 per share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of ordinary shares outstanding before consummation of this offering.

Our pro forma as adjusted net tangible book value dilution per ordinary share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and net tangible book value per ordinary share immediately after the completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of  3 million ordinary shares by us in this offering at an assumed public offering price of 4.78 per share (the closing price of our ordinary shares on November 22, 2013), and after deducting the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value would have been $17,838,000 million, or approximately $1.45 per ordinary share based on 12,332,548 shares outstanding upon completion of this offering. This represents an immediate increase in pro forma net tangible book value of $0.93 per ordinary share to existing shareholders and an immediate dilution of $3.33 per ordinary share to new investors in this offering. The following table illustrates this per share dilution:

Assumed public offering price per ordinary share		$4.78
Net tangible book value per ordinary share as of June 30, 2013	0.52
Increase in net tangible book value per ordinary share attributable to this offering	0.93
Net tangible book value per ordinary share after the offering		1.45
Dilution per ordinary share stock to new investors		$3.33

If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, and based on an assumed public offering price of $4.78 per share, the pro forma net tangible book value per share after this offering would be approximately $1.56 per share, the increase in the pro forma net tangible book value per share attributable to new investors would be approximately $0.11 per share and the dilution to new investors purchasing shares in this offering would be approximately $3.22 per share.

_________________

The table below summarizes as of June 30, 2013, on the pro forma basis described above, the number of ordinary shares we issued and sold, the total consideration we received and the average price per share (1) paid by our existing shareholders and (2) to be paid by new investors purchasing our ordinary shares in this offering at the assumed initial public offering price of $4.78 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders	9,332,548	75.7%	$4,838,000	25.2%	$0.52
New investors	3,000,000	24.3%	14,340,000	74.8%	4.78
Total	12,332,548	100%	$19,178,000	$100%	$1.56

The number of our ordinary shares to be outstanding immediately after this offering excludes:

☐	219,731 shares issuable upon the exercise of share options outstanding as of June 30, 2013 under our equity incentive plan with a weighted average exercise price of $2.75 per share;

☐	501,442 shares issuable upon the exercise of warrants outstanding as of June 30, 2013 with a weighted average exercise price of $0.07 per share; and

☐	721,445 shares reserved as of June 30, 2013 for future grants under our equity incentive plan.

To the extent that new options are granted under our equity benefit plans, there will be further dilution to investors purchasing ordinary shares in this offering.

Unaudited Pro Forma Condensed Combined Financial Statements
For the Year Ended December 31, 2012 and For the Six Months Ended June 30, 2013

The following unaudited condensed combined pro forma financial statements as of and for the year ended December 31, 2012 and June 30, 2013 give effect to (i) the issuance of ordinary shares in this offering by our company for aggregate proceeds of  $13,000,000 and (ii) our probable acquisition of the SmartID Division from OTI.

We are providing this information to assist you in your analysis of the financial aspects of the acquisition. We derived this information from (i) the audited carve-out consolidated financial statements of the SmartID Division of OTI as of, and for the year ended December 31, 2012, (ii) the audited consolidated financial statements of our company as of, and for the year ended December 31, 2012, (iii) the unaudited carve-out consolidated interim financial statements of the SmartID Division of OTI as of, and for the six months ended June 30, 2013 and (iv) the interim unaudited consolidated financial statements of our company as of, and for the six months ended June 30, 2013. This information should be read together with financial statements and related notes of the SmartID Division of OTI and our consolidated financial statements and related notes included elsewhere in this prospectus.

The following unaudited pro forma condensed combined balance sheet gives effect to the issuance of shares in this offering by our company for aggregate proceeds of $13,000,000 and combine the historical balance sheets of our company and the SmartID Division of OTI as of June 30, 2013, giving pro forma effect to the acquisition of the SmartID Division of OTI as if it had occurred on June 30, 2013. The unaudited pro forma condensed combined statements of operations of our company and the SmartID Division of OTI for the year ended December 31, 2012 and for the six months ended June 2013, giving pro forma effect to the acquisition of the SmartID Division of OTI as if it had occurred on January 1, 2012.

The pro forma adjustments are preliminary and the unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the acquisition taken place on the dates noted, or the future financial position or operating results of our company or the SmartID Division of OTI. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Under the purchase method of accounting, the total purchase price will be allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various estimates of their respective fair values. We will determine the estimated fair values of acquired assets and assumed liabilities with the assistance of third party valuation specialists in accordance with the provisions of ASC 805 Business Combinations. The purchase price allocations set forth in the following unaudited pro forma condensed combined financial statements are based on preliminary valuation estimates of the tangible and intangible assets of the SmartID Division of OTI. The final valuations, and any interim updated preliminary valuation estimates, may differ materially from these preliminary valuation estimates and, as a result, the final allocation of the purchase price may result in reclassifications of the allocated amounts that are materially different from the purchase price allocations reflected below. Any material change in the valuation estimates and related allocation of the purchase price would materially impact our company’s depreciation and amortization expenses, the unaudited pro forma condensed combined financial statements and our results of operations after the acquisition.

Unaudited Pro Forma Condensed Combined Balance Sheet
For June 30, 2013
(U.S. dollars in thousands)

	Historical
	SuperCom	Adjustments	SuperCom as Adjusted (see note 2(a))	SmartID division of OTI	Combined Pro Forma Adjustments	References	Pro Forma Combined
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	368	13,000	13,368	1,408	(11,408)	3(d), 3(e)	3,368
Trade receivables	2,458		2,458	1,268			3,726
Deferred tax short term	3,080		3,080				3,080
Other accounts receivable and prepaid expenses	672		672	2,838			3,510
Inventories	329		329	580			909
Total current assets	6,907	13,000	19,907	6,094	(11,408)		14,593
Severance pay fund	210		210	151	(151)	3(e)	210
Long term deposit				76	(76)	3(e)	0
Deferred tax long term	963		963				963
Customer contracts					10,000	3(f)	10,000
Software and other IP					4,500	3(f)	4,500
Goodwill					1,785	3(g)	1,785
Property and equipment, net (Note 6)	148		148	369			517
Total assets	8,228	13,000	21,228	6,690	4,650		32,568

LIABILITIES AND SHAREHOLDERS'

CURRENT LIABILITIES:
Short-term bank credit	81		81	390	(390)	3(e)	81
Trade payables	1,776		1,776	669			2,445
Employees and payroll accruals	324		324				324
Accrued expenses and other liabilities	953		953	3,671			4,624
Short-term liability for future earn-out	-		0		2,000	3(h)	2,000
Total current liabilities	3,134	0	3,134	4,730	1,610		9,474
LONG-TERM LIABILITIES:
Long-term loans net of current maturities				465	(465)	3(e)	0
Long-term liability for future earn-out					5,000	3(h)	5,000
Accrued severance pay	256		256	299	(299)	3(e)	256
Total long-term liabilities	256	0	256	764	4,236		5,256
SHAREHOLDERS' EQUITY:
Share capital	603	214	817				817
Parent company investment				1,196	(1,196)	3(e)	0
Additional paid-in capital	43,616	12,786	56,402				56,402
Accumulated deficit	(39,381)		(39,381)		0		(39,381)
Total shareholders' equity (deficiency)	4,838	13,000	17,838	1,196	(1,196)		17,838
Total liabilities and shareholders' equity	8,228	13,000	21,228	6,690	4,650		32,568

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months ended June 30, 2013
(U.S. dollars in thousands, except per share data)

	Historical
	Supercom	SmartID division of OTI	Combined Pro Forma Adjustments	References	Pro Forma Combined

Revenues	3,903	6,967	(223)	3(a)	10,647
Cost of revenues	541	2,512	(672)	3(a), 3(b)	2,381
Gross profit	3,362	4,455	449		8,266

Operating expenses:
Research and development	349	1,530	(326)	3(b)	1,553
Selling and marketing	1,410	1,668	(140)	3(b)	2,938
General and administrative	435	1,358	(1,148)	3(b)	645
Amortization of intangible assets			525	3(c)	525
Total operating expenses	2,194	4,556	(1,089)		5,661

Operating income	1,168	(101)	1,538		2,605
Financial income (expenses), net	(42)	(34)			(76)

Income before income tax	1,126	(135)	1,538		2,529
Income tax benefit (expenses)	3,001	(192)		3(e)	2,809

Net income (loss)	4,127	(327)	1,538		5,338

Net earnings per share:
Basic	$0.47				$0.61
Diluted	$0.43				$0.56

Weighted average number of ordinary shares used in computing basic earnings per share	8,740,001				8,740,001

Weighted average number of ordinary shares used in computing diluted earnings per share	9,553,082				9,553,082

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year ended December 31, 2012
(U.S. dollars in thousands, except per share data)

	Historical		Combined
	Supercom	SmartID division of OTI	Pro Forma Adjustments	References	Pro Forma Combined

Revenues	8,940	17,391	(136)	3(a)	26,195
Cost of revenues	1,619	7,604	(1,080)	3(a), 3(b)	8,143
Gross profit	7,321	9,787	944		18,052

Operating expenses:
Research and development	313	2,774	(851)	3(b)	2,236
Selling and marketing	3,060	4,196	(752)	3(b)	6,504
General and administrative	857	3,541	(3,020)	3(b)	1,378
Amortization of intangible assets		112	1,000	3(c)	1,112
Other expenses	1,085				1,085
Total operating expenses	5,315	10,623	(3,623)		12,315

Operating income	2,006	(836)	4,567		5,737
Financial income (expenses), net	1,805	(113)			1,692

Income (loss) before income tax	3,811	(949)	4,567		7,429
Income tax benefit (expenses)	1,006	(93)			913

Net income (loss)	4,817	(1,042)	4,567		8,342

Net earnings per share:
Basic	$0.75				$1.29
Diluted	$0.59				$1.02

Weighted average number of ordinary shares used in computing basic earnings per share	6,464,808				6,464,808

Weighted average number of ordinary shares used in computing diluted earnings per share	8,156,339				8,156,339

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Description of Transaction and Basis of Presentation

(a)
On August 14, 2013, our company signed a definitive purchase agreement with OTI. The agreement provides that, upon the terms and subject to the conditions of the agreement we will purchase the SmartID Division of OTI. The consideration to be paid for the acquisition is $5 million upon closing, additional $2 million within 60 days of the closing date and additional $3 million within 12 months of the closing date, unless the contemplated offering discussed below in Note 2(a) is completed. If completed the additional $5 million is payable immediately. We also agreed to pay up to an additional $12.5 million according to an earn-out mechanism based on performance and milestones.

(b)
The earn-out mechanism is considered contingent consideration. ASC 805-30 requires recognition of the acquisition-date fair value of contingent consideration as part of the consideration transferred. The earn-out mechanism is comprised of two components. One component is the amount of $7.5 million calculated as 7% of revenues generated by the combined company over future years until the amount of $7.5 million is reached. We assigned a high probability of achievement and estimated our liability to be approximately $5 million to this part of the earn-out. The second component of the earn-out is $5 million that is payable if and only if specific leads for future contracts materialize. The $5 million is payable in tranches of $1.6 million for every $20 million of new leads for contracts up to the $5 million. Every earned tranche is added to the first component of the earn-out described above and payable using the same mechanism. For purposes of these unaudited pro forma condensed combined financial statements, we have in the aggregate evaluated the acquisition date fair value of the contingent consideration to be $7 million. As such, the total consideration of the acquisition is expected to be approximately $17 million. Furthermore, we have assumed that this liability would not change during the pro forma period and have not included in the pro forma statement of operations any consequences related to changes in this liability that the accounting standards requires to be included in earnings.

Note 2. Pro Forma Adjustments Related to the Offering and the Reverse Stock Split

(a)
We are contemplating a firmly committed offering with aggregate net proceeds of $13 million. The pro-forma adjustments to the financial position of SuperCom give effect to that offering.  The pro forma effect would be an increase in our cash reserves and our shareholders’ equity by the net proceeds of the offering.

(b)
On the August 22, 2013, our stockholders authorized our Board of Directors to amend our Articles of Association to effect a reverse stock split of our company’s issued and outstanding ordinary shares by a ratio of 1 share for every 4.250002 shares outstanding. The finacial stetement as of December 31, 2012 and as of June 30, 3013 has been retroactively adjusted to reflect the reverse stock split.

Note 3. Pro Forma Adjustments Related to the Acquisition

The pro forma adjustments included in the unaudited pro forma consolidated financial statements are as follows:

(a)
The pro forma adjustments made to the historical revenues reported for the year ended December 31, 2012 and for the six months ended June 30, 2013, were made to eliminate the revenues generated by sales made by OTI’s SmartID Division to our company (such payments are considered to be inter-company transactions). All expenses recorded by our company in respect of these amounts were eliminated as well.

(b)
To eliminate expenses, including overhead expenses, charged to OTI’s SmartID Division by other divisions of OTI, in order to give effect to the discontinued relations between OTI’s SmartID Division and the other divisions of OTI.

(c)
To reflect additional depreciation and amortization of fixed and intangible assets of OTI’s SmartID Division based on their provisionally assigned fair value and according to their expected useful lives.

We assigned fair values to those assets as follows:

1.	IP - based on replacement cost for the IP.

2.	Customer contracts - initial calculation of expected revenues from the customer contracts and free cash flows derived from such revenues discounted at a commensurate discount factor.

We determined the useful lives of those assets based on the period we expect the assets to contribute to our income consistent with how the fair values were determined. We calculated the amortization of the software and other IP using the straight-line method, over their estimated useful lives, and the amortization of the customer contracts based on the volume of expected revenues from these contracts in accordance with the increasing revenues from these contracts which are maturing over time (and therefore the amortization rate is increasing over the expected useful lives and is not a straight line).

(d)
Cash was adjusted to give effect to the consideration of $10,000,000 to be paid to OTI in respect of the acquired business. The $10,000,000 is payable immediately if the contemplated offering is completed (see Note 1(a) above).  Cash was also adjusted to eliminate OTI’s SmartID Division’s cash balance of $1,408,000 as of June 30, 2013, which will not be acquired by our company according to the acquisition agreement between us and OTI.

(e)
To eliminate certain assets and liabilities of OTI’s SmartID Division as of June 30, 2013, which are not to be acquired or assumed by our company according to the acquisition agreement between us and OTI.

(f)	To reflect the fair values of the acquired customer contracts and of the acquired software and other IP.

(g)	To reflect the amount assigned to goodwill.

(h)	To reflect the fair value of the contingent consideration liability to OTI (see Note 1(b) above).

Note 4. Pro Forma Net Income Per Share

The unaudited pro forma basic and diluted earnings per share for the year ended December 31, 2012 and the six months ended June 30, 2013 are based on the basic and diluted weighted average number of ordinary shares of our company outstanding during the respective periods.

Note 5. Acquisition Consideration

The acquisition consideration was determined as follows:

Cash to be paid to OTI	$10,000
Fair value of contingent consideration (1)	7,000
Total transaction value	$17,000

(1)
The pro forma combined statement of operations does not include any adjustment for the contingent consideration liability because it is in line with our expectations based upon OTI’s SmartID Division’s revenues as included in the statement of operations above.

Note 6. Purchase Price Allocation

Under the purchase method of accounting, the total purchase price will be allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various estimates of their respective fair values. The final purchase price allocation will be done with assistance of third party valuation specialists (see Note 3(c) for the assumptions used at arriving to the provisional fair values). Based on preliminary valuation estimates, the total purchase price will be allocated as follows:

	Preliminary Valuation (1)	Useful lives (years)
	(In thousands)
Working capital	346	N/A
Property and equipment, net	369	7
Software and other IP	4,500	10
Customer contracts	10,000	10
Goodwill	1,785	N/A
Total	17,000

(1)
The purchase price allocations set forth in these unaudited pro forma condensed combined financial statements are based on preliminary valuation estimates of the tangible and intangible assets acquired and preliminary determination of useful lives of such assets. The final determination of useful lives and valuations may differ materially from these preliminary useful lives and valuation estimates and, as a result, the final allocation of the purchase price may result in reclassifications of the allocated amounts that are materially different from the purchase price allocations reflected herein. Any material change in the valuation estimates and related allocation of the purchase price would materially impact our depreciation and amortization expenses and our results of operations after the acquisition.

Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2012 are derived from our audited consolidated financial statements, which have been prepared in accordance with U. S. GAAP. Our audited consolidated financial statements for the three years ended December 31, 2012 and as of December 31, 2011 and 2012 appear elsewhere in this prospectus. Our selected consolidated financial data as of December 31, 2008, 2009 and 2010 and for the years ended December 31, 2008 and 2009 have been derived from audited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of June 30, 2013 and for the six months periods ended June 30, 2013 and 2012 have been derived from our unaudited financial statements, which include all adjustments consisting of normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for these periods.  Results for interim periods are not necessarily indicative of the results that may be expected for the entire year. The following selected consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,					June 30,
	2012	2011	2010	2009(*)	2008(*)	2013	2012
	(U. S. dollars in thousands, except per share data)
Summary of Statement of Operations Data:
Revenues	8,940	7,922	7,389	9,304	18,112	3,903	3,940
Cost of revenues	1,619	3,306	2,057	3,365	6,945	541	1,233
Gross profit	7,321	4,616	5,332	5,939	11,167	3,362	2,707
Operating expenses:
Research and development	313	462	386	898	1,738	349	142
Selling and marketing	3,060	3,505	4,405	5,131	9,905	1,410	1,464
General and administrative	857	732	1,985	1,648	2,611	435	491
Other expenses (income)	1,085	(137)	(396)	130	8	-	(292)
Total operating expenses	5,315	4,562	6,380	7,807	14, 622	2,194	1,805
Operating income (loss)	2,006	54	(1,048)	(1,868)	(3,095)	1,168	902
Financial income (expenses), net	1,805	990	(678)	(620)	(3,087)	(42)	1,869
Income (loss) before income tax	3,811	1,044	(1,726)	(2,488)	(6,182)	1,126	2,771
Income tax (expense) benefit	1,006	(25)	(50)	(71)	(137)	3,001	(13)
Net income (loss) from continuing operations	4,817	1,019	(1,776)	(2,559)	(6,319)	4,127	2,758
Loss from discontinued operations	-	-	(189)	(2,526)	(6,039)	-	-
Net income (loss)	4,817	1,019	(1,965)	(5,085)	(12,358)	4,127	2,758

Per Share Data:
Basic earnings (loss) from continuing operations	0.77	0.47	(1.23)	(1.96)	(5.19)	0.47	0.62
Diluted earnings (loss) from continuing operations	0.55	0.38	(1.23)	(1.96)	(5.19)	0.43	0.51
Basic and Diluted loss from discontinued operations	-	-	(0.13)	(1.96)	(4.97)	-	-
Basic earnings (loss) per share	0.77	0.47	(1.36)	(3.91)	(10.16)	0.47	0.62
Diluted earnings (loss) per share	0.55	0.8	(1.36)	(3.91)	(10.16)	0.43	0.51

	Year ended December 31,					Six Months ended June 30,
	2012	2011	2010	2009(*)	2008(*)	2013
	(U. S. dollars in thousands, except per share data)
Summary of Balance Sheet Data:
Cash and Cash Equivalents	225	215	197	656	812	368
Trade receivables (net of allowance for doubtful accounts of $ 1, 726 and $134 as of December 31, 2012 and 2011, respectively)	1,598	1,542	752	857	840	2,458
Inventories, net	280	269	197	82	1,307	329
Total Current Assets	2,930	2,131	1,664	4,236	6,443	6,907
TOTAL ASSETS	3,743	2,455	2,008	4,682	8,935	8,228
Total Current Liabilities	2,796	7,829	4,500	6,332	10,424	3,314
Accrued severance pay	236	227	254	304	378	256
SHAREHOLDERS' EQUITY (DEFICIT)	711	(5,601)	(7,871)	(6,271)	(1,867)	4,838

(*)
Due to the sale of certain business activities in January 2010, as described in “Management’s Discussion and Analysis of financial condition and results of Operations,” those business activities are presented as discontinued operations in accordance with U.S. GAAP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our results of operations should be read together with our consolidated financial statements and the related notes, included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this prospectus.

Overview

We are a leading global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products and solutions to governments and private and public organizations around the world. Our solutions reliably identify and track the movement of people and objects in real time, enabling our customers to detect unauthorized movement of vehicles as well as trace packages, containers and the access to premises by control personnel and vehicles.

Beginning in 2012, we have focused on expanding our activities in the ID and e-ID market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia and Africa using our e-Government platforms. Our activities include (a) utilizing paper secured by different levels of security patterns (UV, holograms, etc.) and (b) electronic identification secured by biometric data, principally in connection with the issuance of national multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas) and border control applications. We are focused on growing three vertical markets by providing all-in-one field-proven radio-frequency identification, or RFID, and mobile technology, accompanied with services specifically tailored to meet the requirements of electronic monitoring in the following industries: (i) public safety, (ii) healthcare and homecare, and (iii) animal and livestock management. Our proprietary RFID and Mobile PureRF® suite of hybrid hardware and software components are the foundation of these products and services.

As disclosed elsewhere in this prospectus, we have entered into a definitive agreement to acquire the SmartID Division of On Track Innovations, Inc.  The SmartID Division is a substantial enterprise and, if the acquisition is completed, will significantly affect our financial condition and results of operations in the future.  This acquisition  is subject to our completion of a due diligence investigation which is expected to be completed in mid-December 2013. We believe that the completion of the acquisition is probable, but is by no means certain. Further, this prospectus contains unaudited  pro forma financial statements that hypothetically set forth our combined operations with the SmartID Division as if they had already occurred.  These pro forma financial statements are based on assumptions and estimates that may prove to be inaccurate. The pro forma adjustments are preliminary and the unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the acquisition taken place on the dates noted, or the future financial position or operating results of our company or the SmartID Division of OTI. The purchase price allocations set forth in the unaudited pro forma condensed combined financial statements are based on preliminary valuation estimates of the tangible and intangible assets of the SmartID Division of OTI. The final valuations, and any interim updated preliminary valuation estimates, may differ materially from these preliminary valuation estimates and, as a result, the final allocation of the purchase price may result in reclassifications of the allocated amounts that are materially different from the purchase price allocations reflected below. Any material change in the valuation estimates and related allocation of the purchase price would materially impact our company’s depreciation and amortization expenses, the unaudited pro forma condensed combined financial statements and our results of operations after the acquisition.

Revenues

Some of our products and services are tailored to meet the specific needs of our customers. In order to satisfy these needs, the terms of each agreement, including the duration of the agreement and prices for our products and services differ from agreement to agreement. We generate the majority of our revenues from existing e-ID and security long term services contracts, providing customers with raw materials, software upgrades, support, maintenance, training and installation. Revenues from the sale of such services are generally recognized following delivery of such services.

We also generate some of our revenues (less than 10%) from the sale of active RFID and mobile-based products and solutions. Revenues from the sale of such products are generally recognized upon delivery.

Costs and Operating Expenses

Our costs associated with a particular project may vary significantly depending on the specific requirements of the customer, the terms of the agreement, as well as on the nature of the technology being licensed. As a result, our gross profits from each project may vary significantly.

Our research and development expenses consist of salaries, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, fees and expenses of our directors, information technology, depreciation, and professional service fees, including legal, insurance and audit fees.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and judgments on an ongoing basis.

We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. (“US GAAP”). Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are most important to the portrayal of our financial condition and results of operations. Actual results could differ from those estimates. Our management believes that the accounting policies which affect the more significant judgments and estimates used in the preparation of our consolidated financial statements and which are the most critical to fully understanding and evaluating our reported results include the following:

●	Revenue recognition;
●	Allowance for doubtful accounts
●	Deferred taxes
●	Debt to equity conversion; and
●	Contingencies.

Revenue Recognition

We generate the majority of our revenues from existing e-ID and security long term services contracts, providing our customers with, support, maintenance, royalties, training and installation. In addition, we generate some of our revenues from the sale of active RFID and mobile based products and solutions. We render services and sell our products in the U.S. through distributors and our local subsidiary, PureRFid, Inc., and directly throughout the rest of the world.

Services and Products sales are recognized when persuasive evidence of an agreement exists, services have been rendered or delivery of the product has occurred, the fee is fixed or determinable, collectability is reasonably assured, and inconsequential or perfunctory performance obligations remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses. We are not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by the Company in advance and according to specific terms and conditions. As of December 31, 2012, we had an allowance for customer returns in an amount of $6,000.

We recognize certain long-term contract revenues in accordance with ASC Topic 605-35, “Construction-Type and Production-Type Contracts.” Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method. We measure the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2012, no such estimated losses were identified.

We believe that the use of the percentage of completion method is appropriate, since we have the ability, using also an independent subcontractor’s evaluation, to make reasonably dependable estimates of the extent of progress made towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement. In all cases, we expect to perform its contractual obligations and the parties are expected to satisfy their obligations under the contract.

In contracts that do not meet all the conditions mentioned above, we utilized zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy.

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates. Actual results could differ from these estimates. As of December 31, 2011 and 2012, all the long-term contracts were completed and their related revenues were recognized in full.

Our warranty period is typically 12 months. Based primarily on our historical experience, we do not provide for warranty costs when revenue is recognized since such costs are not material.

Deferred revenues and customer advances include amounts received from customers for which revenues have not been recognized.

We provide our customer with a license to issue IDs, passports and driver licenses and we are entitled to receive royalties upon the issuance of each form of document by our customers. Such royalties are recognized when the issuances are reported to us, usually on a monthly basis.

Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to specific amounts we have determined to be doubtful of collection. In determining the allowance for doubtful accounts, we consider, among other things, our past experience with such customers and the information available regarding such customers.

We perform ongoing credit evaluations of our customers’ financial conditions and we require collateral as we deem necessary. An allowance for doubtful accounts is determined with respect to those accounts that we have determined to be doubtful of collection. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. The allowance for doubtful accounts was $1,726,000 and $134,000 at December 31, 2012 and 2011, respectively. The $1,592,000 increase in the allowance for doubtful accounts is based on our assessment of the collectability and the substantial effort and expenses required to collect payment from one of our large European customers.

Deferred Taxes

We account for income taxes, in accordance with the provisions of ASC 740 (“Income Taxes,”) under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized. Expectation about realization of deferred tax assets related to losses carried forward are subjective and require estimates of future income in the territories in which such losses has been generated. Changes in those estimations could lead to changes in the expected realization of the deferred tax assets and to the increase or decrease in valuation allowances.

Debt to Equity Conversion

We account for our debt restructuring, determined to be troubled debt restructuring, in accordance with ASC 470-60 (“Troubled Debt Restructurings by Debtors”). The provisions of ASC 470-60 require that assets transferred or shares issued to fully or partially settle the debt should be measured at fair value. If shares are issued to fully settle the debt, the difference between the fair value of the shares issued and the carrying value of the debt would be recognized as a gain on restructuring. Determining the fair value of the shares issued, if not traded in active markets, can be highly subjective and any change in those values affecting the gain on restructuring to be recorded in the financial statements.

Contingencies

From time to time, we are the defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would affect our earnings in the period the change is made. Other than as described under the heading “Legal Proceedings” in this prospectus, there are no material pending legal proceedings in which we are a party or of which our property is subject.

Operating Results

The following table sets forth selected our consolidated income statement data for each of the three years ended December 31, 2012, 2011 and 2010 and the six months ended June 30, 2013 and 2012 expressed as a percentage of total revenues.

	Year Ended December 31,			Six Months ended June 30,
	2012	2011	2010	2013	2012
Revenues	100%	100% %	100% %	100%	100%
Gross profit	81.9	58. 3	72.2	86.1	68.7
Operating expenses:
Research and development	3.5	5.8	5.2	8.9	3.6
Selling and marketing	34.2	44. 2	59.6	36.1	37.2
General and administrative	9.6	9.2	26.9	11.2	12.5
Other expenses (income)	12.1	(1.7)	(5.4)	-	(7.4)
Total operating expenses	59.5	57. 6	86.3)	56.2	45.8
Operating income (loss)	22.4	0.7	(14.2)	29.9	22.9
Financial (expenses) income, net	20.2	12. 5	(9.2)	(1.1)	47.4
Income (loss) before income tax	42.6	13. 2	(23.4)	28.8	70.3
Income tax (expense) benefit	11.3	(0.3)	(0.7)	76.9	(0.3)
Loss from discontinued operations	-	-	(2.6)	-	-
Net income (loss)	53. 9	12. 9	(26.6)	105.7	70.0

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

Revenues

Our revenues for the six months ended June 30, 2013 were $3,903,000, a slight decrease of 0.9% compared to $3,940,000 for the six months ended June 30, 2012.

Gross Profit

Our gross profit for the six months ended June 30, 2013 increased to $3,362,000 from $2,707,000 for the six months ended June 30, 2012, an increase of 24%. The gross profit margin for the six months ended June 30, 2013 was 86% compared to 69% for the six months ended June 30, 2012. The increase in gross profit margin is mainly attributable to changes in our mix of revenues from products, services and royalties.

Expenses

Our operating expenses increased for the six months ended June 30, 2013 to $2,194,000 from $1,805,000 for the six months ended June 30, 2012, an increase of 22%. The increase in operating expenses was primarily due to a large increase in research and development expenses, as discussed below, and also a non-recurring other income recorded in the six months ended June 30, 2012.

Our research and development expenses increased to $349,000 for the six months ended June 30, 2013 from $142,000 for the six months ended June 30, 2012, an increase of 146%. The increase in our research and development expenses was primarily due to development of new products and technologies for the public safety market.

Our sales and marketing expenses decreased slightly to $1,410,000 for the six months ended June 30, 2013 from $1,464,000 for the six months ended June 30, 2012, a decrease of 4%. The decrease in sales and marketing expenses was primarily due to a decrease in commission expenses, arising from our efforts to optimize our selling and marketing efforts and cost reductions in our distribution, representatives and dealers’ networks worldwide.

Our general and administrative expenses decreased to $435,000 for the six months ended June 30, 2013 from $491,000 for the six months ended June 30, 2012, a decrease of 11%. The decrease in general and administrative expenses was primarily due to a decrease in directors’ fees.

Other income was $0 for the six months ended June 30, 2013, compared to other income of $292,000 for the six months ended June 30, 2012.  The other income in the six months ended June 30, 2012, was derived from a gain in respect of the extinguishment of debts.

Financial (Expenses) Income, net

Financial (expenses) income consist primarily of interest related to our bank credit line and outstanding convertible bonds, bank fees, gains recorded on the conversion of convertible bonds to equity and exchange rate expenses. Financial expenses for the six months ended June 30, 2013 were $42,000, compared to financial income of $1,869,000 for the six months ended June 30, 2012, in which mainly consisted of gains recorded on the conversion of outstanding convertible bonds to equity as part of the debt restructuring that was concluded in 2012.

Income Tax

Income tax benefit from continuing operations was $3,001,000 for the six months ended June 30, 2013 compared to tax expenses of  $13,000 for the six months ended June 30, 2012. We recorded a tax benefit in the six months ended June 30, 2013 due to a $3,001,000 decrease in the valuation allowance in respect of deferred tax assets resulting from tax loss carry forwards, compared to withholding tax expenses related to our project with a European country in the six months ended June 30,2012. We expect to record additional tax benefits in 2013 and 2014 in respect to deferred tax assets. At June 30, 2013, we had provided a valuation allowance of $7,087,000 with respect to deferred tax assets.

Net Income

As a result of the factors described above, our net income was $4,127,000 for the six months ended June 30, 2013, compared to net income of $2,758,000 for the six months ended June 30, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Our revenues in 2012 were $8,940,000, compared to $7,922,000 in 2011, an increase of 13%. The increase is primarily due to an increase in revenues from our e-ID and Security projects.

Gross Profit

Our gross profits in 2012 increased to $7,321,000 from $4,616,000 in 2011, an increase of 58%. The gross profit margin for the year 2012 was 82% compared to 58% in 2011. The increase in gross profit margin is attributable to changes in our mix of revenues from products, services and royalties, and due to reduction of subcontractor provisional cost in the amount of $756,000 upon project completion and final payment to the subcontractor according the terms of the contract.

Expenses

Our operating expenses increased in 2012 to $5,315,000 from $4,562,000 in 2011, an increase of 16%. The increase in operating expenses was primarily due to a large increase in other expenses and a decrease in selling and marketing expenses, as discussed below.

Our research and development expenses decreased to $313,000 in 2012 from $462,000 in 2011, a decrease of 32%. The decrease in our research and development expenses was primarily due to an allocation of research and development engineers to project-related development, which is presented in costs of goods sold.

Our sales and marketing expenses decreased slightly to $3,060,000 in 2012 from $3,505,000 in 2011, a decrease of 13%. The decrease in sales and marketing expenses was primarily due to a decrease in commission expenses, arising from our efforts to optimize our selling and marketing efforts and cost reductions in our distribution, representatives and dealers’ networks worldwide.

Our general and administrative expenses increased to $857,000 in 2012 from $732,000 in 2011, an increase of 17%. The increase in general and administrative expenses was primarily due to an increase in salaries and related costs.

Other expenses were $1,085,000 in 2012, compared to other income of $137,000 in 2011. The transition from other income to other expenses is primarily due to bad debts expenses recorded in 2012 based on management’s estimation with respect to the collectability of certain debt, offset in part by a capital gain arising from the conversion of debt to equity by certain service providers.

Financial (Expenses) Income, net

Financial (expenses) income consist primarily of interest related to our bank credit line and outstanding convertible bonds, bank fees, gains recorded on the conversion of convertible bonds to equity and exchange rate expenses. Financial income increased to $1,805,000 in 2012, compared to $990,000 in 2011, an increase of 82%. The increase is primarily due to an increase in gains recorded on the conversion of outstanding convertible bonds to equity as part of the debt restructuring that was effected in 2012 and in 2011.

Income Tax

Income tax benefit from continuing operations for the year ended December 31, 2012 was $ 1,006,000 compared to income tax of $ 25,000 in 2011. We recorded a tax benefit in 2012 due to a $ 1,006,000 decrease in the valuation allowance in respect of deferred tax assets resulting from tax loss carry forwards, compared to withholding tax expenses related to our project with a European country in 2011. We expect to record additional tax benefits in 2013 and 2014 in respect to deferred tax assets. At December 31, 2012, we had provided a valuation allowance of $10,287,000 with respect to deferred tax assets.

Net Income

As a result of the factors described above, our net income in 2012 was $4,817,000, compared to net income of $1,019,000 in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Our revenues from continuing operations in 2011 were $7,922,000, compared to $7,389,000 in 2010, an increase of 7%. The increase in our revenues from continuing operations is primarily due to an increase in revenues from our e-ID project.

Gross Profit

Our gross profits from continuing operations decreased to $4,616,000 in 2011 from $5,332,000 in 2010, a decrease of 13%. Our gross profit margin in 2011 was 58% compared to 72% in 2010. The decrease in gross profit margin is attributable to changes in the mix of our revenues from products and services. Revenues from the sale of services generally have a higher gross profit than revenues from the sale of products.

Expenses

Our operating expenses from continuing operations decreased to $4,562,000 in 2011 from $6,380,000 in 2010, a decrease of 28%. The decrease in operating expenses was primarily due to a decrease in selling and marketing expenses and a decrease in general and administrative expenses, as discussed below.

Our research and development expenses from continuing operations increased to $462,000 in 2011 from $386,000 in 2010, an increase of 20%. The increase in our research and development expenses was primarily due to an increase in salaries and related costs due to headcount increase.

Our sales and marketing expenses from continuing operations decreased to $3,505,000 in 2011 from $4,405,000 in 2010, a decrease of 20%. The decrease in the sales and marketing expenses was primarily due to a decrease in commissions arising from an increase in revenue from raw materials which carry a lower commission rate and a decrease in revenue from royalties and other services which have a higher commission rate.

Our general and administrative expenses from continuing operations decreased to $732,000 in 2011 from $1,985,000 in 2010, a decrease of 63%. The decrease in general and administrative expenses was primarily due to a decrease in salaries and related costs and in legal expenses. In addition, based on communications held with a customer, management changed its estimation with respect to the collectability of debt owed by that customer from doubtful as of December 31, 2010 to collectible at December 31, 2011.

Other income from continuing operations in 2011 was $137,000 and consisted primarily of gain from the extinguishment of working capital-related liabilities as part of an arrangement with creditors, compared to $396,000 in 2010, which consisted of a capital gain from the sale of our Hong Kong subsidiary and gain from the extinguishment of working capital-related liabilities as part of an arrangement with creditors.

Financial (Expenses) Income, net

Financial income from continuing operations for the year ended December 31, 2011 was $990,000 compared to financial expenses from continuing operations in 2010 of $678,000. In 2011, we recorded a $2,006,000 capital gain on the extinguishment of convertible bonds, recognized as part of our creditor arrangement. The gain was offset in part by an increase in financial expenses with respect to the remaining outstanding convertible bonds caused by an increase in the interest rate due to our breach of the covenants under such bonds, which required us to incur additional interest of 3% per month on unpaid amounts. The additional interest expense amounted to $271,000 during in 2011.

Income Tax

Income taxes on income from continuing operations decreased to $25,000 in 2011 from $50,000 in 2010. The decrease is mainly due to a decrease related to withholding tax at source expenses.

Loss from discontinued operations

Loss from discontinued operations for the year ended December 31, 2010 was $189,000. The loss from discontinued operations is attributed to the sale of our EAC and CSMS businesses, which were sold in January 2010.

Net Income (Loss)

As a result of the factors described above, our net income in 2011 was $1,019,000, compared to a net loss of $1,965,000 in 2010.

OTI’s SmartID Division - Operating Results

The following discussion of the results of operations of the SmartID Division of OTI should be read together with the carve-out financial statements and the related notes of such division, included elsewhere in this prospectus. The actual results of such division may differ materially from the historical results of the division when it was part of OTI. Factors that could cause or contribute to such differences include those discussed elsewhere in this prospectus.

The following table sets forth selected OTI’s SmartID Division income statement data for each of the two years ended December 31, 2012 and 2011 and the six months ended June 30, 2013 and 2012 expressed as a percentage of total revenues:

			Six Months ended
	Year ended December 31,		June 30,
	2012	2011	2013	2012
Revenues	100%	100%	100%	100%
Cost of revenues	44%	43%	36%	45%
Gross profit	56%	57%	64%	55%
Operating expenses
Research and development	16%	13%	22%	16%
Selling and marketing	24%	21%	24%	26%
General and administrative	20%	13%	19%	21%
Other expenses (income)	1%	2%	-	1%
Total operating expenses	61%	49%	65%	64%
Operating income (loss)	(5)%	7%	(1)%	(9)%
Financial (expenses) income, net	(1)%	(1)%	0%	(2)%
Income (loss) before income tax	(5)%	7%	(2)%	(10)%
Income tax (expense) benefit	(1)%	(1)%	(3)%	(1)%
Net income (loss)	(6)%	6%	(5)%	(11)%

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

Revenues

Revenues decreased to $6,967,000 for the six months ended June 30, 2013 from $9,150,000 for the six months ended June 30, 2012, a decrease of 24%. The decrease in revenues is mainly attributed to a decrease in revenues from a Panama border control project.

Gross Profit

The gross profit of the SmartID Division was $4,455,000 for the six months ended June 30, 2013 compared to $5,033,000 for the six months ended June 30, 2012, a decrease of 11%. The decrease in gross profit derives directly from the 24% decrease in revenues. The gross profit margin for the six months ended June 30, 2013 was 64% compared to 57% in the six months ended June 30, 2012. The change in the gross margin is mainly attributed to a change in the division’s revenue mix.

Expenses

OTI’s SmartID Division’s operating expenses were $4,556,000 for the six months ended June 30, 2013 compared to $5,813,000 for the six months ended June 30, 2012, a decrease of 22%. The decrease in operating expenses was primarily due to a 29% decrease in both selling and marketing expenses and general and administrative expenses.

Research and development expenses consist primarily of salaries and related costs, as well as subcontracting expenses. Research and development expenses were $1,530,000 for the six months ended June 30, 2013, compared to $1,474,000 for the six months ended June 30, 2012, an increase of 4%. The increase was primarily due to an increase in salaries and related costs.

Sales and marketing expenses consist primarily of salaries and related costs, as well as expenses related to professional expenses and participation in exhibitions and tradeshows. The sales and marketing expenses were $1,668,000 for the six months ended June 30, 2013 compared to $2,359,000 for the six months ended June 30, 2012. The $691,000, or 29% decrease in sales and marketing is a direct result of the decrease in revenues for the period which decreased the commissions included in salaries and professional fees.

General and administrative expenses consist primarily of salaries and related costs of the division’s executive management and the financial and administrative staff, professional advisor fees, office expenses and insurance. General and administrative expenses were $1,358,000 for the six months ended June 30, 2013, compared to $1,922,000 for the six months ended June 30, 2012, a decrease of 29%. The decrease was primarily attributable to a decrease in the provision for severance pay and a decrease in legal and other professional expenses.

Amortization of intangible assets decreased by $58,000 for the six months ended June 30, 2013, compared to the six months ended June 30, 2012. Amortization expense decreased to zero in 2013 as a result of the completion of  intangible assets amortization in 2012.

Financial Expenses, net

Financial expenses consist primarily of interest payable on bank loans and bank fees, partially offset by foreign exchange gains. Financial expenses were $34,000 for the six months ended June 30, 2013, compared to $146,000 for the six months ended June 30, 2012, a decrease of 77%. The decrease was primarily due to a decrease in guaranty commission expenses and revaluation expenses resulting from the changes in the USD exchange rate versus the NIS.

Net Income (Loss)
As a result of the factors described above, OTI’s SmartID Division incurred a net loss of $327,000 for the six months ended June 30, 2013 compared to $1,022,000 for the six months ended June 30, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Revenues decreased in 2012 to $17,391,000 from $20,414,000 in 2011, a decrease of 15%. The decrease in revenues is mainly attributed to a decrease in revenues from projects in Tanzania and a decrease in sales to the Ecuadorian government, partially offset by revenues from a border control project in Panama.

Gross Profit

The gross profit of the SmartID Division in 2012 was $9,787,000 compared to $11,559,000 in 2011, a decrease of 15%. The decrease in gross profit derives directly from the 15% decrease in revenues. The gross profit margin for 2012 was 56% compared to 57% in 2011. The change in the gross margin is mainly attributed to a change in the division’s revenue mix.

Expenses

OTI’s SmartID Division’s operating expenses in 2012 were $10,623,000 compared to $10,052,000 in 2011, an increase of 7%. The increase in operating expenses was primarily due to an $864,000, or 32% increase in general and administrative expenses, which was primarily attributable to an increase in severance pay provision and professional fees.

Research and development expenses consist primarily of salaries and related costs, as well as subcontracting expenses. Research and development expenses in 2012 were $2,774,000, compared to $2,800,000 in 2011, a decrease of 1%. The decrease was primarily due to a decrease in salaries and related costs.

Sales and marketing expenses consist primarily of salaries and related costs, as well as expenses related to professional expenses and participation in exhibitions and tradeshows. The sales and marketing expenses in 2012 were $4,196,000 compared to $4,190,000 in 2011.

General and administrative expenses consist primarily of salaries and related costs of the division’s executive management and the financial and administrative staff, professional advisor fees, office expenses and insurance. General and administrative expenses in 2012 were $3,541,000, compared to $2,677,000 in 2011, an increase of 32%. The increase was primarily attributed to an increase in severance pay provision mainly due to increased salary of Oded Bashan, who served as OTI’s CEO until December 11, 2012 and as Chairman of the Board of Directors of OTI until April 26, 2013, and an increase in legal and other professional expenses.

Amortization of intangible assets decreased by 273,000, or 71%, in 2012 as compared to 2011. The decrease resulted from reduction in the amortization of intangible assets which became fully amortized in 2011.

Financial Expenses, net

Financial expenses consist primarily of interest payable on bank loans and bank fees, partially offset by foreign exchange gains. Financial expenses in 2012 were $113,000, compared to $129,000 in 2011, a decrease of 12%. The decrease was primarily due to a decrease in guaranty commissions.

Net Loss

As a result of the factors described above, OTI’s SmartID Division incurred a net loss of $1,042,000 in 2012 compared to net income of $1,198,000 in 2011.

Seasonality

Our quarterly operations are subject to fluctuations due to several factors, including that the time from our initial contact with a customer to the time of sale is long and subject to delays which could result in the postponement of our receipt of revenues from one accounting period to the next, increasing the variability of our results of operations and causing significant fluctuations in our revenue from quarter to quarter. It is our experience that, as a general matter, a majority of our sales are made during the latter half of the calendar year consistent with the budgetary, approval and order processes of our governmental agencies customers. Additionally, the period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant expenses, particularly for government and government agencies organizations. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer’s decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. This significant expenditure of time and resources may not result in actual sales of our products and services, which could have an adverse effect on our results of operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet transactions that have or are reasonably likely to have a material effect on our current or future financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

As of June 30, 2013, our cash and cash equivalents totaled $368,000, compared to $225,000 as of December 31, 2012. We have accumulated net losses of approximately $39,381 from our inception through June 30, 2013.

Since our incorporation in 1988, our principal source of financing has been public and private offerings of our equity and debt and from the sale of businesses and subsidiaries. In November 2006, we raised $3,156,500 through the issuance of units consisting of convertible bonds, or the Convertible Bonds, and warrants. Units valued at $2,500,000 were issued to Brevan Howard Master Fund Limited, or BH, and units valued at $656,500 were issued to Special Situation Funds, or SSF. According to their original terms, the Convertible Bonds were to mature three years from the date of issuance and bore interest at an annual rate of 8%. The Convertible Bonds provided that any withholding and other taxes payable with respect to the interest would be grossed up and paid by us (approximately 3% of the principal of the bonds) and payment of interest would be net of any tax. Subject to certain redemption provisions, the Convertible Bonds were convertible at any time, at the option of the holders, into our ordinary shares at a conversion price of $21.25 per share. The holders were also granted warrants entitling them to acquire 31,566 ordinary shares at an original exercise price of $21.25 per share during the next five years.

In November 2007, due to a breach of certain conditions of the Convertible Bonds, the holders had the right to accelerate the repayment of the principal with all the interest payable until the maturity date of the bonds. However, we signed an amendment to the agreement with the holders under which we were required to pay to one of the holders interest of $276,000 (together with any withholding and other taxes payable with respect to the interest-approximately 3% of the principal of the Convertible Bonds) and with respect to the other holder we changed the conversion price of the Convertible Bonds to $18.06. In consideration for these amendments, the holders waived their right to accelerate the repayment of the Convertible Bonds.

In June 2008, following a breach in the amended terms of the Convertible Bonds, we reached an agreement with BH, pursuant to which, among other things, BH waived the requirement that we comply with certain covenants in exchange for:

●
Increasing the interest rate to 10% starting March 31, 2008 and any withholding and other taxes payable with respect to the interest would be grossed up and paid by us (approximately 3% of the principal of the bonds).

●	Reducing the exercise price of the Convertible Bonds and the warrants to $12.75 and $11.90, respectively.

●
Our undertaking to place a fixed charge on all income and/or rights in connection with a certain European airport project. This charge was senior to any indebtedness and/or other pledge and encumbrance, but provided us with certain rights of us to use part of the income.

●	Our grant of certain anti-dilution rights with respect to the warrants held by BH.

In addition, it was agreed that under certain circumstances BH could demand an early payment in part or in full of the principal amount of its Convertible Bonds.

On August 12, 2009, we entered into an agreement with BH for additional amendments to certain terms of its Convertible Bonds. In exchange for granting security in certain of our assets, including all income and/or rights in connection therewith to which we and our subsidiaries were entitled to as a result of certain legal proceedings involving our Slovakian subsidiary, and all amounts in connection with the project related to the legal proceedings, BH agreed to (a) waive the requirement that we comply with and (b) amend certain provisions of, its Convertible Bonds including, (i) increasing the applicable rate of interest to 12% and by 0.5% every 180 days thereafter, (ii) releasing us from certain payments upon the completion of certain payments of principal and interest due under the Convertible Bonds, (iii) making monthly payments of $41,000 against the total amount due under the Convertible Bonds over an eight (8) year period, and (iv) increasing the number of warrants granted to 37,500 and reducing the exercise price of all the warrants to $1.70 per share. The modification was determined to be a debt extinguishment.

On November 9, 2009, we entered into an agreement SSF for additional amendments to certain terms of its Convertible Bonds. In exchange for a security in certain of our assets, SSF agreed to (a) waive its requirement that we comply with and (b) amend certain provisions of, its Convertible Bonds including, (i) increasing the applicable rate of interest to 12% and by 0.5% every 180 days thereafter, (ii) releasing us from certain payments upon the completion of certain payments of principal and interest due under its Convertible Bonds, (iii) making monthly payments of $10,000 against the total amount due under the Convertible Bonds over an eight (8) year period, (iv) reducing the exercise price of the Convertible Bonds and the warrants to $12.75 and $1.70, respectively and, (v) increasing the number of warrants granted to 7,351. The modification was determined to be a debt extinguishment.

In January 2010, we received consent from BH and SSF to sell our EAC and CSMS businesses, which consents were required pursuant to covenants contained in the Convertible Bonds, and in return we created a fixed charge in favor of BH and SSF on the intellectual property rights belonging to our remaining RFID business.

On March 22, 2010, we entered into a subscription agreement with a private investor, Mr. Yitzchak Babayov, pursuant to which on March 23, 2010 we issued 361,991 of our ordinary shares in consideration of a one-time cash payment of $200,000. Concurrent with the issuance of the shares, we issued a warrant to him to purchase up to 130,317 of our ordinary shares at an exercise price of $0.64 per share. The warrant has a term of five (5) years and contains standard adjustments for stock dividends, stock splits, reclassification and similar events.

On August 24, 2010, BH entered into an assignment and transfer agreement with our controlling shareholder, Sigma Wave Ltd., or Sigma. Pursuant to the agreement, BH assigned to Sigma all of its Convertible Bonds and warrants. The assignment had no impact on our assets or liabilities or our financial results.

At the annual general meeting of our shareholders held on September 12, 2010, our shareholders resolved to afford certain of our major creditors with the opportunity to convert the amounts owed to them into our ordinary shares, by means of a set off against the then total outstanding debt due to such creditors, at a price of $0.38 per ordinary share, subject to forgiveness of 60% of our total outstanding debt to such creditors, or the Creditor Arrangement. Our board of directors was authorized to set all other terms of the Creditor Arrangement, including, among other things, its timetable.

On November 3, 2010, we filed an application with the District Court in Petach Tikvah, Israel, to approve our Creditor Arrangement with all our creditors (including the Convertible Bond holders) in accordance with Section 350 of the Israeli Companies Law. On July 18, 2011, the District Court decided not to approve our application, primarily due to an objection to the proposed arrangement filed by SSF. Following the assignment of the Convertible Bonds held by SSF to Mr. Eliyahu Trabelsi, we reached an agreement with all of our Convertible Bond holders to the terms of the Creditor Arrangement. In February 2012, following the approval of our board of directors, we decided to continue with the original Creditor Arrangement outside of the District Court.

During the years 2010 to 2013, certain of our major creditors and Convertible Bond holders accepted our offer to convert the amounts owed to them into our ordinary shares, and following the conversion of $7,221,734 of debt and Convertible Bonds, we issued 598,696 warrants and 6,953,412 of our ordinary shares.

During the period from January 1, 2013 to June 30, 2013, our capital expenditures totaled approximately $76,000, (compared to $6,000 during the six months ended June 30, 2012), all of which were invested in our facilities in Israel.

We currently do not have significant capital spending or purchase commitments other than with respect to the proposed acquisition of the SmartID Division of OTI. Other than with respect such acquisition and its integration, we expect to engage in capital spending consistent with the level of our operations. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months.

Cash Flows

Net cash provided by operating activities for the six months ended June 30, 2013 was $246,000, compared to net cash used by operating activities of $151,000 for  the six months ended June 30, 2012, an increase of $397,000. This improvement was primarily due to our recording net income of $4,127,000 for the six months ended June 30, 2013, compared to $2,758,000 for the six months ended June 30, 2012, which was partially offset by an increase in trade receivables of $860,000, and an increase in other accounts receivable and prepaid expenses of $361,000 for the six months ended June 30, 2012. Net cash used in investing activities  for the six months ended June 30, 2013 was $83,000, compared to net cash used in investing activities of $9,000 for the six months ended June 30, 2012, an increase of $74,000, due to the purchase of property and equipment during the six months ended June 30, 2013.

Net cash used in financing activities for the six months ended June 30, 2013 was $20,000, compared to net cash used  in financing activities of $11,000 for the six months ended June 30, 2012, an increase of $9,000.

Net cash provided by operating activities for the year ended December 31, 2012 was $24,000, compared to net cash used by operating activities of $189,000 during the year ended December 31, 2011, a transfer from negative to positive cash flow from operation activities of $213,000. This transfer was primarily due to net income of $4,817,000 in 2012 compared to $1,019,000 during 2011, which was offset by a decrease in trade payables of $659,000, a capital gain of $2,230,000 on the conversion of debt and Convertible Bonds into equity and a decrease in accrued expenses and other liabilities of $638,000 during 2012. Net cash used by investing activities during the year ended December 31, 2012 was $3,000, compared to net cash provided by investing activities of $116,000 during the year ended December 31, 2011, a transfer from positive to negative cash flow from investing activities of $119,000. This was primarily due to a release of $130,000 in cash that was held in a restricted account upon the completion of a contract in 2011.

Net cash used by financing activities during the year ended December 31, 2012 was $11,000, compared to net cash provided by financing activities of $91,000 during the year ended December 31, 2011, a decrease of $102,000, due to the drawdown of a new $100,000 line of credit from a bank.

Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of June 30, 2013  and does not reflect our probable acquisition of the SmartID Division of OTI:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	--	--	--	--	--
Capital (finance) lease obligations	--	--	--	--	--
Bank loan and credit line	$100,000	$100,000	--	--	--
Operating lease obligations	$47,000	$47,000	--	--	--
Total contractual cash obligations	$147,000	$147,000	--	--	--

Operating lease obligations represent commitments under lease agreement for our facility and the facilities of certain subsidiaries. Purchase obligations represent purchase orders to an account payable. Total contractual cash obligations represent significant outstanding commitments for loans from banks, convertible bonds, purchase obligations and lease agreements for facilities. We are not a party to any capital leases.

Recent Accounting Pronouncements

In June 2011, the FASB issued Accounting Standard Update (ASU) 2011-05, “Comprehensive Income (Topic 220) - Presentation of Comprehensive Income” (ASU 2011-05). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity and requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and was applied retrospectively. The impact of the adoption was not significant.

In December 2011, the FASB issued Accounting Standard Update (ASU) 2011-11, “Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11). ASU 2011-11 requires enhanced disclosures about financial instruments and derivative instruments that are either offset in accordance with the Accounting Standards Codification or are subject to an enforceable master netting arrangement or similar agreement. The amended guidance will be effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods (fiscal year 2013 for us) and should be applied retrospectively to all comparative periods presented. The impact of the adoption was not significant.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks arising from our normal business activities. These market risks, which are beyond our control, principally involve the possibility that changes in interest rates, exchange rates or commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices.

Impact of Inflation and Currency Fluctuations

Because the majority of our revenue is paid in or linked to the U.S. dollar, we believe that inflation and fluctuation in the NIS/dollar exchange rate has limited effect on our results of operations. However, a portion of the cost of our Israeli operations, mainly personnel, is incurred in NIS. Because some of our costs are in NIS, inflation in NIS/dollar exchange rate fluctuations does have some impact on our expenses and, as a result, on our net income. Our NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a delayed basis, by a devaluation of the NIS in relation to the dollar.

Historically, the New Israeli Shekel has been devalued in relation to the U.S. dollar and other major currencies principally to reflect the extent to which inflation in Israel exceeds average inflation rates in Western economies. Such devaluations in any particular fiscal period are never completely synchronized with the rate of inflation and therefore may lag behind or exceed the underlying inflation rate.

In 2012, the rate of appreciation of the NIS against the U.S. dollar was 2.3% and the rate of inflation, in Israel, was 1.6%. It is unclear what the devaluation/evaluation and inflation rates will be in the future, and we may be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or the evaluation of the NIS against the U.S. Dollar, or if the timing of the devaluation lags behind increases in inflation in Israel.

We do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At March 31, 2013, we did not own any market risk sensitive instruments except for our revolving line of credit. However, we may in the future undertake hedging or other similar transactions or invest in market risk-sensitive instruments if our management determines that it is necessary or advisable to offset these risks.

Business

Overview

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and private and public organizations. We provide cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by our PureRF® wireless hybrid suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface.   Our product depth and global presence will be expanded significantly when we complete the planned acquisition of the SmartID Division of On-Track Innovations (OTI), which is a leading provider of these solutions. The basic components of our PureRF® Suite include:

•	an active tag that is attached to the item to be identified, located or tracked, and which contains a microchip transmitter, an antenna, a capacitor and battery;
•	one or more wireless receivers that communicate with the active tags;
•	one or more activators that control the tags in certain applications;
•	the tag’s initializer, which is used to configure the PureRF® tags; and
•
web-based hardware and software management system that captures and processes the ID and sensor data from the active tags and which may be configured to provide an alert upon the occurrence of a trigger event.

Our solutions reliably identify and track the movement of people and objects in real time, enabling our customers to detect unauthorized movement of vehicles as well as trace packages, containers and the access to premises by control personnel and vehicles. We provide all-in-one field-proven radio-frequency identification, or RFID, and mobile technology, accompanied with services specifically tailored to meet the requirements of electronic monitoring.  Our industry focus includes public safety and healthcare- and animal-related tracking and records management. Our proprietary RFID and Mobile PureRF® suite of hybrid hardware and software components are the foundation of these products and services.

On August 14, 2013 we entered into a definitive asset purchase agreement with On Track Innovations Ltd. (NASDAQ: OTIV), or OTI, to acquire OTI’s SmartID Division. The acquisition is subject to the completion of due diligence, which is expected to be completed before mid-December 2013. We have agreed to pay OTI $10 million and contingent payments of up to and additional $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones that include payments under assumed contracts and other items.  In 2011 and 2012 and the six-months ended June 30, 2013, OTI’s SmartID Division had revenues of $20.4 million, $17.4 million and $7 million, respectively,  of which 99%, 97 % and 97%, respectively, were recurring revenues derived from over ten multi-year contracts.  Our strategy in acquiring the SmartID Division was to significantly expand our global infrastructure and business and enhance the predictability of our revenues.  The carve-out financial statements of the SmartID Division and pro forma financial statements appear elsewhere in this prospectus.

The SmartID Division conducts a wide range of projects including, national ID registries, e-passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management. The acquisition will expand our customer base to over 18 governments throughout the world, add multiple ongoing contracts and enrich our pipeline of proposals and leads.  SmartID technologies, intellectual property and products are based on a common platform and will readily integrate with our platform.  We used OTI’s platform and products for our major customer until a year ago. We believe that the acquisition will provide us with a broader in line of products with a  higher gross margin. The OTI platform is field proven and we plan to develop additional  applications in the future. We also believe that as a result of the acquisition we will be able to reduce our delivery times as we will be able to eliminate the need to develop the applications for future customers. The acquisition will add to our team of outstanding market and technological experts and will enhance our marketing presence in South America, Africa and Asia, where our current presence is relatively modest.

The acquisition of the SmartID Division is part of our larger strategy, commenced in 2012, to expand our activities in the ID and e-ID market, including the design, development and marketing of identification technologies and solutions to governments in Europe, Asia and Africa using our e-Government platforms. Our government sales activities include utilizing paper secured by different levels of security patterns (such as UV light and holograms), as well as electronic personal identification enabled by biometric data, principally in connection with the issuance of national multi-ID documents (IDs, passports, driver’s licenses, vehicle permits, and visas) and border control applications.

Our Strengths

We believe that, because of the following competitive strengths, we will be able to enhance our position as a leading provider traditional and digital identity solutions:

●	Our scalable and highly flexible solutions can be customized to meet each organization´s present and future needs.

●	As an industry innovator, we continue to develop and incorporate cutting edge technologies into our products and solutions.

●	We employ a group of industry experts having expertise in business, commercial, and government identification and wireless technologies, who have decades of hands-on experience and expertise.

●	We provide a complete end-to-end suite of RFID products eliminating the need for integrating multiple platforms and enabling ease of operation and deployment.

●
We provide a full one stop solution to governments, eliminating the need to acquire and integrate multiple products from different international vendors, simplifying the procurement process while facilitating deployment, training, operations and services and maintenance.

●	We offer a rare combination of being a small, well established and highly responsive company with a wealth of experience.

●	We are able to offer quick deployment and a high level of responsiveness to customer needs.

The acquisition of OTI’s SmartID Division will enhance our strengths to include the following:

●	The division has a wide range of field proven solutions and products and, extensive support capability for various biometric devices.

●	The division has an exceptional group of seasoned industry experts having hands-on experience and expertise in government identification and related technologies.

●	SmartID will enable us to offer quick deployment and a high level of responsiveness to customer needs.

●
The SmartID platform expands our presence as it has been deployed in a wide range of projects: national ID registries, e-passports, biometric visas, AFIS, driving license, voter registration and elections management.

●	The SmartID platform incorporates patented technologies, thereby increasing our competitiveness.

●	The Smart ID platform is easy to deploy, use and maintain.

Our Strategy

We are focused on our core competencies - active RFID technology and solutions and e-ID projects and solutions. Our growth strategy includes the following components:

●	Develop strong strategic relationships with our business partners, including our systems integrators and distributors that introduce our products and solutions into their respective markets.

●	Employ dedicated sales personnel to work closely with our business partners. Our sales personnel customize and adapt solutions that can then be installed and supported by these business partners.

●	Expand our active RFID and mobile activities globally, particularly in Europe, Israel and the Far East.

●	Leverage our reputation, talented personnel, and project management capabilities in the e-ID market to secure additional projects and solutions in the growing e-ID and e-Government markets.

●
Leverage our customer base, superior PureRF® hybrid suite of products, and IT management capabilities to secure additional long terms contracts with governments and communities in the public safety markets.

●	Develop strong strategic relationships with business partners that will introduce our products into the healthcare and homecare markets.

●	Develop strong strategic relationships with business partners in the animal and livestock management markets.

●	Identify and acquire synergistic contracts or businesses in order to reduce time to market, obtain complementary technologies and secure required references for international bids.

●	Grow our business in emerging markets with perceived significant growth opportunities.

Our History and Development

From our incorporation in 1988 until 1999, we were a development-stage company primarily engaged in research and development, establishing relationships with suppliers and potential customers and recruiting personnel with a focus on the governmental market. In 2001, we implemented a reorganization plan, which we completed in 2002. As a result of the reorganization, we expanded our marketing and sales efforts to include the commercial market with a new line of advanced smart card and identification technologies products, while maintaining our governmental market business.

During 2002, we sold, in three separate transactions with third party purchasers, our entire equity interest in a U.S. subsidiary, InkSure Technologies, Inc., for which we received aggregate proceeds of approximately $6,600,000.

In 2006, we decided to sell our e-ID Division in order to focus on opportunities in the U.S. for our RFID and mobile businesses as well as our Critical Situation Management System business, which we sold in 2010. During the fourth quarter of 2006, we established a new wholly-owned Israeli subsidiary, S.B.C. Aviation Ltd., which began operations in 2007 and focused on executing information technology and security projects. On December 31, 2006, we sold the majority of the e-ID Division’s activities and related intellectual property to OTI for 665,224 restricted ordinary shares of OTI, net of 49,892 shares that were granted to consultants as non-cash payment for their services to our company and direct expenses related to the transaction. As of December 31, 2008, we sold all of the OTI shares that we received in the transaction.

Simultaneously with the December 31, 2006 sale of the majority of our e-ID Division to OTI, we entered into a service and supply agreement with OTI under which: (i) OTI agreed to act as our subcontractor and provide services, products and materials necessary to carry out and complete certain projects that were not transferred to OTI; and (ii) OTI granted us an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license to use in connection with those projects, certain intellectual property rights transferred to OTI as part of the OTI transaction, for the duration of such projects. This service will terminate upon our acquisition of OTI’s SmartID Division.

On August 28, 2007, we purchased all of the issued and outstanding stock capital of Security Holding Corp., or SHC, from Homeland Security Capital Corporation and other minority shareholders for approximately $4,335,000 and direct expenses of approximately $600,000, all payable by our issuance of ordinary shares. A total of 258,218 ordinary shares were issued to the sellers. SHC was a Delaware corporation engaged in the manufacture and distribution of RFID-enabled solutions, access control and security management systems. During the fourth quarter of 2007, SHC and its subsidiaries were merged into Vuance, Inc.

In September 2007, we announced that we had entered into a definitive agreement to acquire the credentialing division of Disaster Management Solutions Inc. for approximately $100,000 in cash and up to $650,000 in royalties payable upon sales of an advanced first responder credentialing system.  This acquisition complemented our incident management solutions business and added the credentialing system to our critical situation management system business, both of which were sold in 2010.

On March 25, 2009, we completed the acquisition of certain of the assets and certain of the liabilities of Intelli-Site, Inc. pursuant to an asset purchase agreement with Intelli-Site and Integrated Security Systems, Inc. We agreed to pay Intelli-Site $262,000 in cash and shares (which were subject to a certain lock up mechanism) and the agreement provided for contingent consideration of up to $600,000.

In January 2010, Vuance, Inc. completed the sale to OLTIS Security Systems International, LLC of certain of its assets and liabilities related to our electronic access control market for $146,822 in cash and the assumption of a loan.

In January 2010, we completed the sale of certain of our assets and  liabilities related to our Government Services Division pursuant to an asset purchase agreement with WidePoint Corporation and Advance Response Concepts Corporation. WidePoint Corporation paid us $250,000 and agreed to pay an earn-out of up to $1,500,000 over the course of calendar years 2010, 2011, and 2012, subject to the performance of certain financial requirements.  No earn-out payments were earned.

On January 21, 2010, we incorporated a new wholly-owned Delaware subsidiary, PureRFid, Inc., to focus on marketing and sales for our active RFID products and solutions.  In October 2010, we entered into an agreement for the sale of our entire equity interest in SuperCom Asia Pacific Ltd., for no consideration.  As part of this sale, we assigned to the purchaser certain outstanding loans due to us by SuperCom Asia Pacific in the amount of $1.4 million, which was equal to our cumulative investment in SuperCom Asia Pacific, and the purchaser in return undertook the operation and the other liabilities of SuperCom Asia Pacific Ltd.

At the beginning of 2012, we decided to leverage on our experience in the e-ID market and increase our position in the market by: (i) proposing other new technologies and solutions to our existing e-ID customers, (ii) securing other e-ID projects and solutions by virtue of entering into joint ventures with partners with a global presence and complementary goals and products, and (iii) retaining an outstanding group of market executives and experts, which allowed us to propose and implement what we believe to be competitive ID and e-ID solutions to the global markets. During 2012 we entered into the growing electronic monitoring vertical markets for public safety, real time healthcare and homecare, and animal and livestock management, using our RFID and Mobile PureRF® suite of products.

Pending Acquisition of the SmartID Division of OTI

On August 14, 2013, we entered into an asset purchase agreement with OTI, to acquire OTI’s SmartID Division, including all contracts, software, other related technologies and IP assets. Such acquisition is subject to the completion of due diligence and closing, which is expected to be completed by mid-December 2013. We have agreed to pay OTI $10 million, $5 million on the closing date, $2 million 60 days thereafter and additional $3 million 12 months after the closing date and contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. Such contingencies include the net amounts that will be raised by us in this offering and additional future public offerings (if any) as well as the revenues generated by us from new e-ID projects that will be received by us either through the assignment of contracts by OTI pursuant to the asset purchase agreement or otherwise following August 13, 2013.  Earn-out payments are capped at the difference between the amounts actually paid (either in cash or secured by bank guarantees) to OTI by us upon the consummation of the acquisition and $17.5 million and are due and payable for a period of seven (7) years the date of the agreement. However, the payments of the amounts due and payable pursuant to the earn-out mechanism may be accelerated if we receive certain new projects or in the event that we sell all or substantially all of the assets or contractual rights of the of our e-ID activities to a third party other than an affiliate. Furthermore, if at any time during the period commencing as of the date of the agreement and ending on the third anniversary of the closing date, we or any of our affiliates are awarded or otherwise receive orders under certain potential projects that were disclosed to us as part of the acquisition, then the gross amount of all potential revenues under all such orders or awards during each of the three 12-month periods following the closing date will be divided into units of $20 million each, or an award unit, and with respect to each full award unit in each year, we have agreed to pay OTI $1,666,667 as additional consideration for the acquisition, which will be payable in accordance with the earn-out mechanism, provided that the aggregate amount of all such additional consideration will not exceed $5 million. In addition, for each award unit, the period of the OTI’s earn-out eligibility will be extended by an additional 12 month period.

Market Opportunity

Radio frequency identification, or RFID, is a widely adopted technology in the auto-identification market, which addresses electronic identification and location of objects. Typically, an RFID tag or transponder is attached to or incorporated into a product such as a wrist band. A handheld or stationary device that receives the radio frequency waves from these tags is used to determine their locations. Prior to the adoption of RFID, users identified and tracked assets manually as well as through the use of bar code technology. These solutions were limited because of the need for ongoing human intervention and the lack of instantaneous location capabilities. RFID technology possesses greater range, accuracy, speed and lower line−of−sight requirements than bar code technology.

The increased demand for better security systems and services has positively affected trends within the industry. Personnel and asset monitoring, tracking and management are now leading security concerns in commercial and governmental enterprises. This has created an increasing demand for secure, precise and cost-effective means to positively identify, locate, track, monitor, count and protect people and objects, including inventory and vehicles. Our wireless ID-enabled security solutions provide an optimal solution to these problems as our solutions reliably identify and track the movement of people and objects in real time, enabling our customers to detect unauthorized movement of vehicles as well as trace packages, containers and the access to premises by control personnel and vehicles.

We are targeting the following markets with our PureRF® Suite and other products:

Civil and Military Governments. Our PureRF® Suite can provide secure access control into restricted areas and map and track visitors throughout a facility. Many high security facilities, including governmental and industrial facilities, need access monitoring. For example, nuclear power plants, national research laboratories and correctional facilities need to accurately and securely monitor inbound and outbound activity. Line of sight identifiers, such as identification cards, suffer from problems that our RFID technology readily overcomes, including reliance on human visual identification, forgery and tampering. Our PureRF® Suite also enables identification and location of individuals in restricted areas in real time by using triangulation methods or activators.

Airport and Port Security Infrastructure Providers. Our PureRF® Suite can offer solutions for the transportation sector by enabling common carriers to monitor, track, locate and manage multiple baggage items simultaneously, thereby reducing risk of lost baggage, increasing customer service and improving security.

Businesses and Industrial Companies. Our PureRF® Suite can be used by businesses, shippers and warehouse operators to manage and track cartons, pallets, containers and individual items in order to facilitate movement, order pick-up, and inventory verification and reduce delivery time. In addition, industrial companies can manage and track their mobile equipment and tools. We believe that our PureRF® Suite can increase efficiency at every stage of asset, inventory and supply chain management by enabling long-range identification and location of products and removing the need for their human visual identification. Our products also work in conjunction with existing bar coding and warehouse systems to reduce the risk of loss, theft and slow speed of transfer.

Hospitals and Homecare. The healthcare sector has successfully utilized RFID technologies for the purposes of infant protection in maternity wards and resident safety in care homes similar to our asset and personnel location and identification system targeted at the secure facility and hazardous business sectors. Our PureRF® Suite can provide solutions for the healthcare sector for asset, staff, patient and medical record location and identification. We believe that as hospitals continue to upgrade their security measures, RFID technology will be utilized in real time location systems that are designed to immediately locate persons, equipment and objects within the hospital.

Animal and Livestock Owners. Our PureRF® Suite can be used as animal and livestock identification, tracking and safeguarding systems.

Our Solutions and Products

PureRF®Suite

Our PureRF® RFID asset-tracking management platform streamlines critical resources (assets and personnel) management scenarios through the introduction of PureRF®. PureRF® is an integrated movement detection solution, or MDS, platform, and a real time locating system, or RTLS, that enables users to monitor, track, locate, secure and manage multiple objects/items and is operated by a secure, proprietary knowledge-based, interactive, user-friendly interface.

Our PureRF® Suite is a complete location position, or LP, system solution based on active RFID tag technology that provides commercial customers and governmental agencies enhanced asset management capabilities.

Our RFID division features an all-in-one active RFID technology accompanied with services specifically tailored to meet the requirements of the following industries: (i) public safety, (ii) healthcare and homecare, and (iii) animal and livestock management. Our PureRF® Suite assists companies to efficiently utilize time and resources and we believe it is an excellent solution for remote hands-off authentication, validation, identification, location and real-time monitoring of valuable resources, personal and assets.

We listen carefully to our strategic business partners and work closely with them to develop integrated solutions that meet their exacting specifications and requirements. We fully support our partners and customers from pre-sales meetings through installation and operation.

Our PureRF® Suite includes the following product components:

PureRF® Readers - Our PureRF® Reader is used to receive status messages from the PureRF® Tags. Range adjustable antennas can be discretely hidden to identify and track Tag activity. Readers can operate individually for small applications or in a network to cover wide areas. Our reader units are small, reliable and effective and can be controlled by multiple communications media.

Our reader is an intelligent, reliable, small and effective long range RFID reader (up to two (2) miles from the tags) with an integrated protocol converter. The protocol converter supports various standard interfaces such as 26 bit Wiegand format, serial RS-232, serial RS-485 or TCP/IP (Ethernet) protocols, which can be utilized in various solutions.

PureRF® Tags - The PureRF® solution relies upon small, low-powered RF tags that are attached to objects or people. These weatherproof and shock resistant tags are inexpensive and attach easily to key chains, uniform equipment, property, or vehicles to allow ID and tracking wherever it’s needed. License-free radio bands are used to track RF signals and can be read on hand-held devices. Transmitters can be programmed for periodic or event-driven transmissions. For high-security sites or situations, encrypted tag-to-reader communication prevents cloning or copying. An integrated anti-collision algorithm allows multiple tags to be simultaneously identified by a single reader, allowing employees to be matched to individual laptops or assets, shipping pallets to merchandise, assets to “authorized” locations and drivers to specific vehicles.

An RFID tag is an electronic printed circuit board, or PCB, combined with an antenna in a compact package. The packaging is structured to enable the RFID tag to be attached to an object or a person to be tracked. It can be attached to or incorporated into a product, animal or person for the purpose of identification and location detection using radio waves. Tags can be detected from varying distances (from three feet up to two miles) depending on the influence of the surroundings on radio waves propagation.

PureRF tags also contain a short-range low frequency, or LF, receiver that can pick up signals transmitted by PureRF activators and Initializers. PureRF® activators are deployed throughout the monitored space and continually transmit a short-range uniquely identifying signal.

When an activator’s ID is picked up by a PureRF® tag, the activator’s ID is included in the PureRF® tag’s message transmissions. This indicates the tag’s location with more precise accuracy (compared to the RSSI (strength of the radio signal) method).

Hands-Free Long-Range RFID Asset Tags- These tags provide real-time asset loss prevention, inventory management, and personnel/asset tracking. They identify and track laptops, office machines, computer systems, tools, and telephones. They also identify employees and visitors in office buildings, hospitals, retail stores, warehouses, industrial facilities, mines and military installations.

Hands-Free Long-Range RFID Vehicle Tags- These tags provide long-range vehicle ID for parking and fleet management, access control, asset loss prevention at airports, gated communities, truck and bus terminals, employee parking lots, hospitals, industrial facilities, railroads, mines and military installations.

PureRF Activators- PureRF activators are used to improve the accuracy of locating assets compared to what is provided by the receiver ID. They are used primarily at entrances and exits. For this purpose, PureRF activators are deployed throughout the monitored space where improved tag location measurement is required. The PureRF activators continually transmit a short-range uniquely identifying LF signal. Tags can read this signal when they are close to the activator (up to about 24 feet). The activator ID that a tag reads is added to the message that the tag transmits to the receiver. An activator’s ID indicates the location of a PureRF tag.

An RFID activator contains an electronic PCB combined with an antenna and it continuously transmits a unique identifier on a LF channel. The activator signal is received by the LF receiver that is incorporated in the tag. Such channel separation enables the tag to receive (activator ID) and transmit (to the receiver) simultaneously. The activator is an independent device that does not need to communicate with the third-party application. The activator only requires power to operate.

Control Software - The control software communicates with the receivers through the PureRF API (SDK) via the following interfaces/protocols: RS232, RS485, Wiegand, Ethernet and Wi-Fi. The application periodically collects the tags’ status messages from the receivers and records them in its database. Each tag message received contains the unique ID of the receiver that picked up its signal. The application can also analyze the database periodically to generate additional events based on status combinations.

The PureRF Application Protocol Interface, or API, provides a simple and straightforward object-oriented interface for accessing information collected by the PureRF receivers from PureRF tags and controlling their settings. The PureRF API can be integrated into a variety of applications, such as those intended for access control, security and incident management systems.

PureRF Initializer - A PureRF Initializer is a device that integrates a LF transmitter and an RF receiver into one device. This enables the Initializer to perform bi-directional communication with the tags. The Initializer is used to control a tag’s mode of operation (on/off) and for setting or modifying a tag’s operational parameters, such as transmission frequency (timing) and activated sensors.

Electronics Monitoring Division

Our Electronics Monitoring division was established in order to provide a set of comprehensive and superior solutions for the public safety market. As a technology innovator in the arena of radio frequency identification and geographical location, we make use of its proven and solid platforms in order to deliver a state-of-the-art electronic monitoring, or EM, solution in a fast, flexible and attentive manner.

Our Electronics Monitoring division strives to design and provide the most cost effective reliable, stable and advanced products for its customers. We believe in establishing long term relationships with our customers and partners centered upon transparent and open communication. Our EM customers are law enforcement agencies, community safety agencies and a ministry of justice. Our partners are local IT and security companies who provide us with local support and operations.

Equipped with complex IT knowledge and experience, senior personnel from the EM industry and our suite of products and software, can customize EM programs and solutions at all levels, from tags to readers to servers, and at all stages, from installation to monitoring.

E-ID and e-Gov. (∑-ID) Division

From 1988 to 2006, our principal business was the design, development and marketing of advanced smart card and identification technologies and products for governmental and commercial customers in Europe, Asia and Africa. Our applications and solutions included e-passports, visas and other border entry documents, national identification and military, police and commercial access identification, or the e-ID division.  We developed a fully automated production line for picture identification contactless smart cards and offered our customers raw materials, maintenance and service agreements. We provided identification solutions and contactless smart card production equipment for governmental and commercial customers. We sold the majority of the e-ID division business to OTI in December 2006  and from 2007 until 2012, OTI acted as our subcontractor and provided services, products and materials necessary to carry out and complete certain projects that were not transferred to OTI.

At the beginning of 2012 we decided to refocus on the e-ID and e-Gov markets by leveraging on our experience in the e-ID market.  We sought to increase our position in the market by: (i) proposing other new technologies and solutions to our existing e-ID customers, (ii) securing other e-ID projects and solutions by entering into joint ventures with partners with a global presence and complementary goals and products, and (iii) retaining an outstanding group of market executives and experts that allowed us to propose and implement what we believe to be competitive ID and e-ID solutions to the global market.

We entered into the agreement with OTI to acquire its SmartID division in order to shorten the time to market, shorten the time to develop a new software platform and to acquire existing e-ID contracts.

Major customers and contracts of our e-ID Division since January 1, 2010 included the following:

●
A contract for a national multi-ID program with a European country. In 2006, we entered into additional agreement with a European country which we estimate will generate approximately $50 million in revenues during the 10-year term of the project, of which $38 million was recognized through 2012 and an additional $20 million is expected to be recognized through 2016. Under the agreement we provided an end-to-end system for a national multi-ID issuing and control system that includes the supply of digital enrollment and production equipment, software, maintenance and supply of secured raw material for the production of various national ID cards.

●	Biometric visa system for a European country.
●	Automated smart card production system for a European country.
●	E-Passport for a European country.

Currently, our e-ID and e-Gov. division (∑-IDTM) offers complete (or partial) end-to-end, turnkey and comprehensive solutions for various governmental ID programs, such as:

● Population Registries and Census	● National eID/IDs
● Biometric Passports and Visas	● Smart Driver’s/Vehicle Licenses
● Biometric Border Control and Immigration	● Voters and Elections
● Internal Revenue and Social Security	● e-Government services

Our ∑-IDTM systems comply with regional and international standards and enhance the usability by using smartcard applications. Our systems’ central servers include redundancy capabilities that provide disaster recovery or failover between sites. All solutions issue financial, accountability, transaction auditing and management information reports, which decrease the likelihood of tampering and fraud by individuals.

Our end-to-end solution covers all that is needed for a government to offer a particular service to the public: business process engineering, solution design and integration, hardware and software implementation, operator and technician training, and even financing. The solution covers all the foreseen workflows in the system, managerial and operational reports, and interfaces directly with the government’s business activity.

Business of the SmartID Division of OTI

OTI’s SmartID Division offers a complete, end-to-end, in-house solution for credentialing, identifying and verifying individuals by combining the capability to support biometric identification with the portability of smart cards. The SmartID solutions include MAGNA™, a complete end-to-end solution for such items as electronic passports (e-Passport), national identity cards (national ID), voter identification cards, drivers licenses.

OTI SmartID products

Most of the SmartID products and applications are complimentary to the current products and applications, with only few cases of redundancy. SmartID products and applications are based on a common platform, which we refer to as the SmartID Platform, and are complementary to our current products. The SmartID Platform incorporates patented technologies and consists of smart cards, readers, software that enables the development of applications for smart cards and a communications technology that ensures that the transmission of data to and from the card is secure and reliable. The SmartID Platform can be customized to support a large number of applications, such as credit and debit card functions, identification and loyalty programs. The SmartID Platform has been deployed in different e-passport/national ID contracts worldwide, and is being developed for other application, such as medical services. For the national and governmental markets, OTI developed highly customized hardware and software systems based on the SmartID Platform.

The SmartID smart identification products combine the portability of smart cards with the capability to support advanced identification and authentication technology and manage significant amounts of information. OTI’s MAGNA™ modular platform offers short implementation and quick integration with the existing border control system of any country and provides external interfaces to digital certificate authority for signature verification as well as interfaces to other agencies. It offers a migration path to additional e-Gov applications and to additional electronic ID documents, such as national IDs, voter IDs and driver licenses.

The SmartID border control system is based on passenger biometric identification applications, electronic passport identification, and both optical and electronic means to detect forged passports. The system, which is operable whether it is online or offline, enables border control officers to receive unequivocal identification using a combination of two machine readable biometric applications – fingerprints and facial recognition.

Research and Development

Our research and development efforts have enabled us to offer our customers a broad line of products and solutions. We spent $0.3 million, $0.5 million and $0.4 million on research and development in 2012, 2011 and 2010, respectively. These amounts were spent on the development or improvement of our technologies and products, primarily in the areas of wireless ID. We intend to continue to research and develop new technologies and products for the e-ID and wireless ID and monitoring market. There can be no assurance that we can achieve any or all of our research and development goals.

Sales and Marketing

We sell our systems and products worldwide through distribution channels that include direct sales and sales through traditional distributor or resellers. We currently have five employees that are directly engaged in the sale, distribution and support of our products through centralized marketing offices in distinct world regions, including the employees of PureRFid, Inc., which sell our products in the U.S. We are also represented by several independent distributors and resellers.

Our distributors and resellers sell our systems and products to business enterprises and governmental agencies and also act as the initial customer service contact for the systems and products they sell. We establish relationships with distributors and resellers through written agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are not long-term contracts, do not have commitments for minimum sales and may be terminated by the distributor. We do not have agreements with all of our distributors.

The following table provides a breakdown of total revenue by geographic market for the three years ended December 31, 2012 and six months ended June 30, 2013 (all amounts in thousands of dollars):

				Six Months ended
	Year ended December 31,			June 30,
	2012	2011	2010	2013	2012
Europe	8,637	7,498	6,770	3,626	3,770
United States	217	344	536	88	128
Israel	86	80	83	190	42
	8,940	7,922	7,389	3,904	3,940

The following table provides a breakdown of total revenue by product category for the three years ended December 31, 2012 (all amounts in thousands of dollars):

				Six Months ended
	Year ended December 31,			June 30,
	2012	2011	2010	2013	2012
Products	3,856	5,822	3,822	1,880	1,963
Maintenance, royalties and project management	5,084	2,100	3,567	2,024	1,977
Total	8,940	7,922	7,389	3,904	3,940

In 2006, we entered into a follow-on agreement with a European country which generated $38 million in revenues through 2012 for us. This European country has been a customer of us since 1995. This follow-on agreement will expire on August 1, 2016. In the years ended December 31, 2012 and 2011 and in the six months ended June 30, 2013 and 2012, 64%, 95%, 67% and 46%, respectively, of our consolidated net revenue were attributable to sales to this European governmental customer.    We expect this agreement to generate approximately $12 million in additional revenue through 2016. We provided the customer with an end-to-end system for a national multi-ID issuing and control system that includes the supply of digital enrollment and production equipment, software, maintenance and supply of secured raw material for the production of various national ID cards. The customer pays us on a monthly basis, based on the type and number of documents issued each month, raw material delivered and equipment upgrades. The customer also pays us on a monthly basis for service, maintenance and project management. According to the multiple contracts with the customer we provide:

•	complete service and maintenance for the control system, digital enrollment and production equipment, IT subsystem, production lines, and quality control subsystems;

•
a software platform for all production of various national ID cards:  passport, ID, Driver’s license and vehicle license,  including software upgrades to meet regulatory changes and other customer operational requirements;

•	the raw materials required for the production and issuance of multinational documents such as, secure paper, laminates, chips and special paper;

•	spare parts, equipment and upgrades to all the production units; and

•	project management to the customer, including on site engineers and technicians, control over inventory and technological upgrades.

Customer service

Customer service plays a significant role in our sales and marketing efforts. Our ability to maintain customer satisfaction is critical to building our reputation and increasing growth in our existing markets as well as penetrating new markets. In addition, customer contact and the customer feedback we receive in our ongoing support services provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance services under separate customized agreements. We provide services through customer training, local third-party service organizations, our subsidiaries, or our personnel, including sending appropriate personnel from any of our offices in the U.S. or Israel. We generally provide our customers with a warranty for our products for 12 months. Costs incurred annually by us for product warranties have to date been insignificant; however, there can be no assurance that these costs will not increase significantly in the future.

Manufacturing and Availability of Raw Materials

Our manufacturing operations consist primarily of materials planning and procurement, quality control of components, kit assembly and integration, final assembly, and testing of fully-configured systems. A significant portion of our manufacturing operations consists of the integration and testing of off-the-shelf components. All of our products and systems, whether or not manufactured by us are configured to customer orders and undergo several levels of testing prior to delivery, including testing with the most current version of software.

We manufacture a range of RFID products and e-ID and EM products or systems. We outsource the manufacture of: (i) printed circuit boards, or PCBs, to a number of different suppliers both in Israel or China,; (ii) enclosures to suppliers in Israel or China; and (iii) Teslin paper (a synthetic material used in making ID cards) and laminates from suppliers from the U.S. and Israel. The electronic assembly of our products is made in Israel and the U.S. We sometimes commit to a long-term relationship with such suppliers in exchange for receiving competitive pricing. All PCBs and enclosures are built to our engineering specifications. All PCBs are received in our manufacturing facilities in Israel and then tested, assembled by outsource manufacturers in Israel, calibrated, put in appropriate enclosures, and go through a validation and quality assurance, or QA, process. Other components are off-the-shelf products, which we purchase from a number of different suppliers.

All of the activities for e-ID and EM Projects, such as purchasing, logistics, integration, training, installation and testing, are done by our employees. In locations where we do not have a local representative, we assign certain tasks to local third parties and service providers that we supervise. In general we have subcontracting agreements with local IT companies who have dedicated and experienced personnel. Such subcontractors provide all local support, maintenance services and spare parts to customers in a specified area.

Competition

We assess our competitive position from our experience and market intelligence and from reviewing third party competitive research materials. We believe that Zebra, RF Code, Axcess, Ekahau, Wave Trend, Elpas and AeroScout are our potential competitors in the wireless ID tracking products and solutions market. We believe that G4S/Guidance (“GFS: LN), Serco (“SRP: LN”), 3M Monitoring, Buddi, BU (Geo), iSecureTrac, and SecureAlert(“SCRA:US”) are our potential competitors in the EM products and solutions market. We believe that 3M/Cogent, Tata group, Zetes Industries, On Track Innovation, Mühlbauer Group, Oberthur Technologies, Sagem, Morpho, Gemalto, Bundesdruckerei GmbH, and Nadra are our potential competitors in the e-ID products and solutions market. Due to the developing nature of the markets for our wireless ID, EM, e-ID, products and solutions and the ongoing changes in this market, the above-mentioned list may not constitute a full list of all of our competitors and additional companies may be considered our competitors.

Our management expects competition to intensify as the markets in which our products and solutions compete continue to develop. Some of our competitors may be more technologically sophisticated or have substantially greater technical, financial, or marketing resources than we do, or may have more extensive pre-existing relationships with potential customers. Although our products and services combine technologies and features that provide customers with complete and comprehensive solutions, we cannot assure that other companies will not offer similar products in the future or develop products and services that are superior to our products and services, achieve greater customer acceptance or have significantly improved functionality as compared to our products and services. Increased competition may result in our experiencing reduced margins, loss of sales or a decrease in market share.

Intellectual Property

Our ability to compete is dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of trademark, copyright, trade secret and other intellectual property laws, employee and third-party nondisclosure agreements, licensing and other contractual arrangements. However, these legal protections afford only limited protection for our proprietary technology and intellectual property.

In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of Israel or the U.S.  Our method of protecting our intellectual property rights in Israel, the U.S. or any other country in which we operate may not be adequate to fully protect such rights.

In addition, following a ruling of the Israeli Supreme Court in 2012, it is currently unclear whether contractual agreements with employees afford sufficient protection from such employees seeking further compensation for intellectual property created by them on our behalf.

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. We hold registered trademarks in several countries including Israel, the United States and the United Kingdom.We rely on trade names, trademarks and service marks to protect our name brands. We have registered trademarks for SuperCom®, Vuance®, EduGate®, and Vuance Validate your World® and have applied for trademarks for PureMonitorTM, PureComTM, PureTagTM, PureTrackTM, PureArrestTM  PureRFTM and PureRFidTM.

Licenses

We license technology and software, such as operating systems and database software, from third parties for incorporation into our systems and products and we expect to continue to enter into these types of agreements for future products. Our licenses are either perpetual or for specific terms.

As part of the sale our e-ID activities to OTI in 2006, we received an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license that continues to be in effect to use the intellectual property that we transferred to OTI in connection with certain ongoing e-ID projects.

Government Regulation

Generally, we are subject to the laws, regulations and standards of the countries in which we operate and/or sell our products, which vary substantially from country to country. The difficulty of complying with these laws, regulations and standards may be more or less difficult than complying with applicable U.S. or Israeli regulations and the requirements may differ.

Employees

As of June 30, 2013 we had 35 full-time employees, compared to 19 full-time employees at December 31, 2012, 14 full-time employees as of December 31, 2011 and 22 full time employees as of December 31, 2010. Our ability to succeed depends, among other things, upon our continuing ability to attract and retain highly qualified managerial, technical, accounting, sales and marketing personnel.

We are subject to certain labor statutes and to certain provisions of collective bargaining agreements between the Histadrut (the General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations, including the Industrialists’ Association, with respect to our Israeli employees. In addition, some of our Israeli employees are also subject to minimum mandatory military service requirements.

Facilities

We do not own any real estate. We lease approximately 1,640 square meters of facilities in Herzliya Pituach, Israel under a two-year lease expiring on April 30, 2016.  Pursuant to the lease agreement, our monthly rent (including 20% management fees) is approximately $31,700. We use the Herzliya Pituach facility  to support our growing needs for engineering work space, labs, quality assurance, validation, setup and integration. The total annual rental fees, net of rent income from subleases, for 2012, 2011 and 2010 were $194,000, $176,000 and $121,000, respectively. The total annual lease commitments for 2013 are $141,000.

Environmental

We believe that our operations comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our earnings or competitive position.

Legal Proceedings

We are party to legal proceedings in the normal course of our business. Other than as described below, there are no material pending legal proceedings to which we are a party or of which our property is subject. Although the outcome of claims and lawsuits against us cannot be accurately predicted, we do not believe that any of the claims and lawsuits described in this paragraph, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or cash flows for any quarterly or annual period.

In April 2004, the Department for Resources Supply of the Ministry of Ukraine filed a claim with the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry to declare a contract, dated April 9, 2002, between us and the Ministry of Internal Affairs of Ukraine, or the Ministry, void due to defects in the proceedings by which we were awarded the contract. In July 2004, the Arbitration Court declared the contract void and on April 27, 2005, we appealed the decision to the High Commercial Court of Ukraine. In May 2005, the Ministry filed with a new statement of claim the Arbitration Court for restitution of $1,047,740 paid to us by the Ministry under the contract. On September 27, 2005, the Arbitration Court issued a judgment against us in the second claim (the “Award”). On December 12, 2005, we were informed that the Supreme Court of Ukraine dismissed our appeal regarding the July 2004 decision. On June 29, 2006, the Supreme Court of Ukraine held that the Award was valid and legal under applicable law.

On September 28, 2008, the Ministry filed a petition in the Central District Court, Israel, seeking confirmation of the award as a valid foreign arbitral award under the laws of the State of Israel. In November 2008, we filed an objection to the petition and sought to declare the award null and void. Our objection and petition relied on what we believe to be well-based evidence relating to the manner under which the arbitration proceedings were conducted by the Arbitration Court and against their validness and legality. We believe that the arbitration proceedings were not conducted impartially and jeopardized our basic rights. Our claims were also corroborated by a contrary legal opinion written in the arbitration decision by one of the arbitrators.

On February 16, 2009 the Ministry filed its response to our claims, raising procedural and other claims, including a claim that we filed a monetary claim in Ukraine which is based on the award and the filing of such claim basically affirms our acknowledgment that the award is valid. On March 25, 2009, we filed a response to the Ministry’s response and a request that the arbitrators be ordered to testify about the scope of the proceedings. One of the three arbitrators testified in court. The remaining two did not appear in court at their allotted time. On April 15, 2012, the Court dismissed the petition and also declared the award null and void.

On October 30, 2003, SuperCom Slovakia, a 66% owned subsidiary of our company, received an award from the International Arbitral Centre of the Austrian Federal Economic Chamber in a case against the Ministry of Interior of the Slovak Republic relating to an agreement signed on March 17, 1998. Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia SKK 80,000,000 (approximately $3,438,000 as of December 31, 2011) plus interest accruing from March, 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $55,000 as of December 31, 2011) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $82,000 as of December 31, 2011). We began an enforcement proceeding to collect the arbitral award. The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged the award and requested to set aside the arbitral award. During September, 2005, the commercial court of Vienna dismissed the claim. On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal. On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse SuperCom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 within 14 days. On October 3, 2006, we were informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal. To date, our efforts to enforce the decision have been unsuccessful.

On December 16, 1999, Secu-Systems Ltd., or Secu-Systems, filed a lawsuit with the District Court in Tel Aviv-Jaffa jointly and severally against us and our former subsidiary InkSure Ltd. or InkSure, which became a subsidiary of InkSure Technologies, Inc., seeking a permanent injunction and damages arising from the printing method applied to certain products developed by Inksure. In its lawsuit, Secu-Systems asserted claims of breach of a confidentiality agreement between Secu-Systems and us, unjust enrichment by us and InkSure, breach of fiduciary duties owed to Secu-Systems by us and InkSure, misappropriation of trade secrets by us and InkSure, and damage to Secu-Systems’ property. On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and us to cease all activity involving the use of the confidential knowledge and/or confidential information of Secu-Systems. In addition, the Court ordered us and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and us as a result of the misappropriation activity through the date of the judgment, and ordered us and Inksure, jointly and severally, to pay to Secu-Systems compensation in the sum of NIS 100,000 ($26,000 as of December 31, 2011) and legal expenses as well as attorney’s fees of NIS 30,000 ($8,000 as of December 31, 2011). Secu-Systems filed an appeal, and we and InkSure filed a counter-appeal, on the ruling above.

Subsequently, several court hearings were held, judgments were issued and appeals were filed by each of the parties. On December 15, 2009, the Court suggested that the parties attempt to resolve this dispute through mediation. All of the parties agreed to mediate the matter. A binding mediation agreement signed by the parties that provided for us to pay to Secu-System NIS 893,000 (approximately $239,000 as of December 31, 2012) was approved by the Court on February 5, 2012. During 2011 and 2012 we paid in full our obligation in total amount of NIS 893,000 (approximately $239,000 as of December 31, 2012). As of December 31, 2012 there is no liability related to this litigation, and the litigation is closed.

Management

Board of Directors

We are managed by our board of directors. Pursuant to our Articles of Association, the number of directors may be determined from time to time by the board of directors, and unless otherwise determined, the number of directors comprising the board of directors will be between four and ten. Directors are elected for a one year term ending at the following annual general meeting of shareholders, except for our external directors, who are elected for three year terms in accordance with the Israeli Companies Law. However, if no directors are elected at an annual meeting, then the incumbents shall be deemed re-elected at the same meeting. The General Meeting may resolve that a director be elected for a period longer than the time ending at the next annual meeting but not longer than that ending at the third next annual meeting. The board of directors elects one of its members to serve as the Chairman.

The members of our board of directors are:

Name	Age	Position
TsviyaTrabelsi	55	Chairperson of the Board
Menachem Mirski	57	Director (2)(3)
Avi Ayash	42	External Director (1) (2) (3)
David Mimon	53	Director
Shlomit Sarusi	55	External Director (1) (2) (3)

(1)	“External Director” as defined in the Israeli Companies Law
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee

Mrs. Tsviya Trabelsi, our Chairperson, is married to Arie Trabelsi, our Chief Executive Officer, and Ordan Trabelsi, our VP, Business Development and U.S. Operations, is their son. Mr. David Mimon is the brother of Mrs. Tsviya Trabelsi. There are no other familial relationships among our directors and executive officers.

Mrs. Tsviya Trabelsi has served as a director since November 15, 2012 and pursuant to the approval of our shareholders, as the Chairperson of our Board since December 27, 2012. Prior to that, Mrs. Trabelsi served as our Chairperson from July 2010 until December 2011. Mrs. Trabelsi is a certified public accountant with financial management experience in Israel and the United States. Mrs. Trabelsi is currently the CFO of Sigma Wave Ltd., or Sigma, a wireless, security and internet focused company and our controlling shareholder, and also President and Director of Klikot Inc., a global social networking company. Mrs. Trabelsi holds a BA in Economics and Accounting from the University of Tel Aviv.

Mr. Menachem Mirski has served as a director of our company since July 25, 2010 and is the founder and a partner of Raz - El Ltd., a software and system development company located in Israel. He has more than 26 years of experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computer and Electrical Engineering from Ben-Gurion University.

Mr. David Mimon has served as a director of our company since July 25, 2010 and is an advocate and notary with experience in providing legal representation and consulting services to individuals and companies in various areas of law. He is the owner of a legal practice with offices in Netanya and Haifa, Israel. Mr. Mimon holds a LLM from the University of Tel Aviv.

Shlomit Sarusi has served as an external director and as a member of our audit committee since December 27, 2012.  She is the founder and the CEO of HCC Ltd, an e-Commerce and Smart e-Payment solutions provider. Mrs. Sarusi has more than 13 years of experience in the development and deployment of advanced e-Commerce, e-Payments and CRM - Mobile and Internet based solutions. Mrs. Sarusi has led research, development and implementation of solutions for various departments of the Israeli Defense Forces for over 14 years. Mrs. Sarusi holds a BA degree in Statistics and an MBA degree from Ben-Gurion University.

Avi Ayash has served as an external director and as a member of our audit committee since December 8, 2011. Mr. Ayash is the owner of Inbarim, a consulting firm for corporations and employees in the area of actuarial compensation, pensions and insurance and serves as a member of the board of directors of the ROM fund, as an external director and as the chairman of its audit committee and a member of its investment committee. Mr. Ayash has more than 16 years of experience in financial, pension and insurance consulting. Mr. Ayash holds a BA degree and an MA degree in Economics from The Hebrew University, a degree in Actuarial Studies from Haifa University and a pension consultant license.

Executive Officers and Key Employees

Our executive officers and certain key employees are:

Name	Age	Position
Arie Trabelsi*	56	President and Chief Executive Officer
Doron Ilan*	46	Chief Financial Officer
Igor Merling	55	Chief Technology Officer
Mark Riaboy*	75	Vice President, National Project
Amir Shemesh*	40	Vice President, Electronic Monitoring
Brenda Gebhardt*	49	President and Chief Operations Officer of PureRFid, Inc.
Sagiv Zeltser	34	R&D New Products
Ordan Trabelsi	29	VP, Business Development and U.S. Operations

* Executive officer

Arie Trabelsi, President and Chief Executive Officer. Mr. Trabelsi joined us in November 2010 as President and Chief Executive Officer. He served as our Chief Executive Officer from November 1, 2010 until November 12, 2011 and from June 1, 2012 to date, and served as Chairman of board of directors from December 12, 2011 to December 27, 2012. He has more than 28 years of experience in the global wireless, Internet and communications industries. Prior to joining SuperCom, he led Sigma Wave Ltd., a wireless, security, and internet focused company and our controlling shareholder, from November 1999. Mr. Trabelsi holds a BSc. degree in Electrical and Computer Engineering from Ben Gurion University and a MSc. degree in Computer Engineering from Drexel University, Philadelphia, Pennsylvania.

Brenda Gebhardt,President and Chief Operations Officer of PureRFid, Inc. Ms. Gebhardt joined us in December 2007. She has served as President and COO of PureRFid, Inc. since February 2011. Prior to that, she held various positions in PureRFid, Inc. from January, 2010, and Vuance, Inc. from November 2007 until December, 2009. With over 15 years of experience in the fire and security industry, Ms. Gehhardt has managed projects at Vuance, Inc., ADT and Cintas. She has experience in operations including the integration of RFID technologies and facility management applications to control space and assets. Ms. Gehhardt holds a diploma in nursing.

Doron Ilan, Chief Financial Officer. Mr. Ilan joined us in May 2013 as our Chief Financial Officer. He brings significant experience in corporate finance, mergers and acquisitions and public offerings. In his former position, Doron served as the Chief Financial Officer of 012 Smile Telecom and its predecessor companies from January 2007 until October 2011, where he helped lead the company through complex merger processes and executed a successful IPO on the NASDAQ Global Market. Doron began his financial career in 1992 at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. He holds an M.B.A. and a B.A. in Economics and Accounting from Bar-Ilan University, Tel Aviv. Mr. Ilan is a Certified Public Accountant in Israel.

Igor Merling, Chief Technology Officer. Prior to re-joining us in October 2012, Mr. Merling served from 2006 to September 2012 as the Chief Technology Officer of the Smart ID Division of On Track Innovation Ltd. Mr. Merling was employed by our company as a software developer and architect for national ID systems from 1991 until 2006. He holds a BSc. in Electrical Engineering from the Technion Israel Institute of Technology.

Mark Riaboy, Vice President, National Project. Mr. Riaboy joined us in November 1995 as a project manager for national multi-Id documents. Prior to joining us, he was Chief of Laboratory of new semiconductor devices at USSR, Special Constructor Bureau, Moscow for over 20 years. Mr. Riaboy holds a degree in Physics and Electronic Engineering from the University of Steels and Alloys, Moscow, USSR.

Amir Shemesh, Vice President, Electronic Monitoring. Mr. Shemesh joined us in January 2013. Prior to joining us, from 2007 until June 2012, Mr. Shemesh was the Director of Customer Support and Value Added Services at 3M EM, a global electronic monitoring solution provider for law enforcement. Prior to 3M EM, he worked for various global telecommunication companies, including Veraz Networks, ECI Telecom and VocalTec. Mr. Shemesh holds a Master’s Degree (M.A.) in Law from Bar Ilan University, a B.A. in Management and a Practical Engineer in Electronics from the Open University, Israel.

Ordan Trabelsi, VP Business Development and Head of U.S. Operations. Mr. Trabelsi joined us in May 2013 as VP Business Development and U.S. Operations. Previously and since June 2009, he has served as CEO of Sigma Wave Ltd., a wireless, security and internet focused company and our controlling shareholder. From 2006 until December 2012, he was co-founder and CEO of Klikot, a global social networking company. Mr. Trabelsi has expertise in security, cyber, mobile and internet networks technologies, and experience in strategic merger and acquisition and product strategies. Mr. Trabelsi holds a BSc. in Software and Electrical Engineering from The Technion Israel Institute of Technology, and an MBA from the Columbia University Business School, New York.

Sagiv Zeltser, Director of R&D New Products. Mr. Zeltser joined us in April 2013 as Director of R&D New Products. Formerly, from January 2010 until April 2013, he held the position of New-Technologies Manager at 3M. Prior to joining 3M, Sagiv managed the HW Experts Group at Modu Ltd, an innovative mobile phones designer and provider. Mr. Zeltser is a skilled manager, with expertise in wireless and telecommunication technologies, and is the inventor of several pending patents. Mr. Zeltser holds a degree of BSc. in Electrical Engineering from Tel Aviv University - Faculty of Engineering.

Arrangements Concerning Election of Directors; Family Relationships

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such. In addition, there are no family relationships among our executive officers and directors other than those disclosed above.

Corporate Governance Practices

Our board of directors considers good corporate governance to be central to our effective and efficient operations. The following table lists our directors, the positions they hold with us and the dates they were first elected or appointed:

Name	Position	Date Service Began	Date of Expiration of Current Term
Tsviya Trabelsi	Director and Chairperson of the Board	November 15, 2012	Next annual general meeting
Avi Ayash	External Director	December 8, 2011	December 8, 2014
Shlomit Sarusi	External Director	December 27, 2012	December 27, 2015
David Mimon	Director	July 25, 2010	Next annual general meeting
Menachem Mirski	Director	July 25, 2010	Next annual general meeting

Our Articles of Association provide that the number of directors may be determined from time to time by the board of directors, and unless otherwise determined, the number of directors comprising the board of directors will be between four and ten. Our board of directors is presently comprised of five members, two of whom were elected as external directors under the provisions of the Israeli Companies Law. Our Articles of Association provide that the majority of the directors appointed to the board of directors will be independent directors. Mrs. Sarusi, Mr. Ayash and Mr. Mirski satisfy the applicable requirements for independence under our Articles of Association.

All directors hold office until their successors are elected at the next annual general meeting of shareholders, except for our external directors, Mrs. Shlomit Sarusi, who will hold office until December 2015, and Mr. Ayash, who will hold office until December 2014.

Alternate Directors

As permitted under the Companies Law, our Articles of Association provide that any director may, subject to the board of directors’ approval, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director may not be appointed as an alternate director. Nevertheless, a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee. An external director may not generally appoint an alternate director, however an external director may appoint an alternate director for a specific board committee in which he or she is a member, providing such alternate director is an external director who has either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. See “— External Directors.” An independent director within the meaning of the Companies Law may not appoint an alternate director unless such alternate director is eligible to be an independent director within the meaning of the Companies Law. An alternate director may be appointed for one meeting or until notice is given of the cancellation of the appointment.

External directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder or if the person, or the person’s relative, partner, employer, director, indirect supervisor, or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, a controlling shareholder or a relative of the controlling shareholder, or any entity controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child as well as a child, sibling, parent of spouse or spouse of the foregoing relatives. In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company, if a director of the other company is acting as an external director of the first company at such time.

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the external directors of such a company must have “professional qualification.”

The external directors are elected by shareholders at a general meeting. The shareholders voting in favor of their election must include at least simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons relationship with the controlling shareholder). This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law external directors serve for a three-year term and may be reelected to two (2) additional three-year terms. However, Israeli companies listed on certain stock exchanges outside Israel may appoint an external director for additional terms of not more than three years each subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company. External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Pursuant to the Israeli Companies Law, the term of office of an external director may be extended by the shareholders following the initial three year term, at the nomination of either the board of directors or any shareholder(s) holding at least 1% of the voting rights in the company. If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above. If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

If the vacancy of an external directorship causes a company to have fewer than two external directors, the company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint such number of new external directors so that the company thereafter has two external directors.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director and the audit committee, compensation committee and the Financial Statements Review Committee must include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The chairman of the audit committee must be an external director. The audit committee must consist of at least three directors the majority of which must be independent directors and must include all of the external directors. Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period). Under the Companies Law, the audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; a controlling shareholder or any of the controlling shareholder’s relatives; and any director who is employed by, or  renders services to, the controlling shareholder or an entity controlled by the controlling shareholder, as well as any director whose main livelihood is provided by the controlling shareholder. Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter. However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include, among others, identifying irregularities in the management of the company’s business, approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation. The audit committee is also required to establish and monitor whistleblower procedures. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval all the requirements of the Israeli companies Law with respect to the composition of the audit committee and the presence and participation in its meeting, as described above, are met.

Our ordinary shares trade on the NASDAQ Capital Market under the symbol “SPCB.” Under the Exchange Act and NASDAQ Stock Market listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our board of directors has affirmatively determined that each member of our audit committee qualifies as an “independent director” for purposes of serving on an audit committee under the Exchange Act and NASDAQ listing requirements. Mrs. Sarusi and Messrs. Ayash and Mirski are the members of our Audit Committee. Our board of directors has determined that Mrs. Sarusi and Mr. Ayash qualify as an “audit committee financial expert,” as defined in Item 407(d) (5) of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ Stock Market.

Compensation Committee

Pursuant to an amendment to the Israeli Companies Law, effective as of December 12, 2012, each publicly traded company is required to establish a compensation committee which should make recommendations to the board of directors and the shareholders with respect to compensation policy of directors and officers of the company. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company. We have established a compensation committee that is currently composed of Mrs. Sarusi, Mr. Ayash and Mr. Mirski.

The compensation committee must be comprised of at least three directors, including all of the external directors, which shall be a majority of the members of the compensation committee and one of whom must serve as chairman of the committee. The rest of the members of the compensation committee shall be directors who do not receive direct or indirect compensation for their role as directors (other than compensation paid or given in accordance with Israeli Companies Law regulations applicable to the compensation of external directors or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage).

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor, proposed by the Audit Committee. The role of the internal auditor is to examine, among other matters, whether the company’s activities comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm, or its representative. Our board of directors appointed Shmuel Naiberg, a partner at Shiff Hazenfratz & Co., as our internal auditor.

Management Employment Agreements

We maintain written employment agreements with substantially all of our key employees. These agreements provide, among other matters, for monthly salaries, our contributions to Managers’ Insurance, an Education Fund and severance benefits. All of our agreements with our key employees are subject to termination by either party upon the delivery of notice of termination as provided therein.

Approval of Certain Transactions

Transactions with Office Holders; Extraordinary Transactions

The Israeli Companies Law requires that an office holder of the company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings and parents of the office holder’s spouse, and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company’s interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved first by the company’s audit committee and then by the board of directors, and finally, under certain circumstances, by a meeting of the shareholders of the company.

An individual who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at the deliberations or vote on this matter. However, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the office holder has to present the matter. If a majority of the directors has a personal interest in a transaction with us, such directors may be present at the deliberations and vote in this matter, and shareholder approval of the transaction is required.

Approval of a Compensation Policy for Office Holders

In accordance with recent amendments to the Companies Law, a public company, such as our company, is required to adopt a compensation policy setting forth the principles to govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, directors’ and officers’ insurance and other benefits and payments related to the service and employment) of the Office Holders of the company. These amendments to the Companies Law also define the criteria to be considered or included in such compensation policy. The compensation policy needs to be approved no later than September 2013 by the board of directors, after consideration of the recommendations of the compensation committee and by the majority of the company’s shareholders provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company.  However, pursuant to recently adopted relief regulations, Israeli public companies that are not included in the “Tel-Aviv 100” index of the Tel-Aviv Stock Exchange, such as our company, may postpone the approval until January 12, 2014.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement.

Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy even if not approved by the shareholders as described above, provided that the compensation committee and the board of directors determine, following an additional discussion and based on detailed reasons, that it is for the benefit of the company to adopt such compensation policy. We intend to comply with these new requirements of the Israeli Companies Law within the required time frame.

Commencing in December 2012, any changes to compensation terms of officers are to be approved in accordance with the principles set forth in such amendments to the Israeli Companies Law as if a compensation policy was already in force. In accordance with the Companies Law, as amended, the compensation policy must be re-approved every three years, in the manner described above. The board of directors is responsible for reviewing from time to time the compensation policy and determining whether or not there are any circumstances that require adjustments to the current compensation policy.

Compensation of Office Holders

Generally, the terms of employment of all Office Holders must meet the requirements of the compensation policy and be within the boundaries thereof.  Any deviation from the compensation policy, requires the approval of the compensation committee, the board and the shareholders in the same manner that is required for the adoption of the original policy. If a compensation policy is not yet adopted, then any determination of terms of employment of Office Holder is deemed a deviation from compensation policy and requires the same procedures as those required with respect to the adoption of a compensation policy.

The Israeli Companies Law differentiates between the manner of approval of the terms of employment of the CEO, executive officers (other than the CEO) and the directors (provided such directors are not a controlling shareholder or a relative thereof).

Assuming such terms are compliant with the compensation policy, the terms of employment of executive officers (other than the CEO) require only the approval of the compensation committee and the Board. The approval of the terms of employment of the CEO (whether a compensation policy is adopted or not and whether such terms of employment are compliant with the compensation policy or not) require the approval of the compensation committee, the board and the shareholders by a simple majority of the votes provided such majority includes a simple majority of the votes of the non-controlling shareholders and shareholders that do not have a personal interest in the matter unless the votes of the non-controlling and uninterested shareholders against the proposed resolution represent less than 2% of the outstanding voting rights of the company. However, if shareholders do not approve the proposed terms of employment of the CEO, the compensation committee and the board are allowed, in special cases, to approve the proposed transaction, based on detailed reasoning after re-discussing the proposed transaction and taking into account the disapproval by the shareholders.  Furthermore, the compensation committee may exempt a transaction with a candidate to the office of CEO from shareholders' approval if it determines based on detailed reasoning, that such approval may jeopardize the proposed transaction and provided that such proposed transaction is in accordance with the compensation policy and that the candidate meets the requirements promulgated by the Companies Law. If the compensation committee determines that any amendment to the terms of employment of any executive officer (including the CEO) is immaterial then the approval of the board and the shareholders is not required.

Assuming such terms are compliant with the compensation policy, the terms of employment of directors (that are not the controlling shareholder or a relative thereof) require the approval of the  compensation committee, the Board and the shareholders by simple majority.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder or a relative thereof has a personal interest, and the terms of compensation of a controlling shareholder or a relative thereof who is an office holder (including the provision of services to the company), require the approval of the audit committee or the compensation committee, as applicable, the board of directors and the shareholders of the company by simple majority, provided that either such majority vote must include at least one-half of the shareholders who have no personal interest in the transaction and are present at the meeting (without taking into account the votes of the abstaining shareholders), or that the total shareholdings of those who have no personal interest in the transaction who vote against the transaction represent no more than two percent of the voting rights in the company.

Agreements and extraordinary transactions with a term exceeding three years are subject to re-approval once every three years by the audit committee, board of directors and the shareholders of the company. Certain types of extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such extended period is reasonable under the circumstances.

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the compensation committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith and in a customary manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

●	an amendment to the company’s articles of association;
●	an increase in the company’s authorized share capital;
●	a merger; and
●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty to act with fairness towards the company. These shareholders include any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote, and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder. The Companies Law does not define the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Exculpation of Office Holders

Under the Israeli Companies Law, an Israeli company may not exculpate an office holder from liability for breach of his duty of loyalty, but may exculpate in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care, provided the articles of association of the company allow it to do so. Our Articles of Association allow us to exculpate our office holders from liability towards us for breach of duty of care to the maximum extent permitted by law.

Office Holder Insurance

Our Articles of Association provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for any act done by him or her by virtue of being an office holder, in respect of any of the following:

●	a breach of duty of care towards us or any other person,
●	a breach of fiduciary obligations towards us, provided that the office holder acted in good faith and had reasonable grounds to assume that his or her act would not be to our detriment,
●	a financial liability imposed on him or her in favor of another person, or
●	any other event for which insurance of an office holder is or may be permitted.

Indemnification of Office Holders

Our Articles of Association provide that we may indemnify an office holder for the following cases of liability and expenses incurred by him or her as a result of an act done by him or her by virtue of being an office holder:

●
financial liability imposed upon said office holder in favor of another person by virtue of a decision by a court of law, including a decision by way of settlement or a decision in arbitration which has been confirmed by a court of law;

●	reasonable expenses of the proceedings, including lawyers’ fees, expended by the office holder or imposed on him by the court for:

(1)	proceedings issued against him by or on behalf of our company or by a third party;
(2)	criminal proceedings in which the office holder was acquitted; or
(3)	criminal proceedings in which he was convicted in an offense, which did not require proof of criminal intent; or
(4)	any other liability or expense for which the indemnification of an officer holder is not precluded by law.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders. In addition, we have granted indemnification letters to our office holders.

Limitations on Exculpation, Insurance and Indemnification

The Israeli Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

●
a breach by the office holder of his or her duty of loyalty towards the company unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;
●	any act or omission done with the intent to derive an illegal personal benefit; or
●	any fine levied against the office holder.

Required Approvals

In addition, under the Israeli Companies Law, any exculpation of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our compensation committee and our board of directors and, if the beneficiary is a director, our chief executive officer or a controlling shareholder of a relative of the controlling shareholder, an additional approval by our shareholders is required.

Compensation of Officers and Directors

The aggregate amount of compensation paid by us to our board members and executive officers as a group for the year ended December 31, 2012 was approximately $465,000. This sum includes amounts paid for salary and social benefits. In addition, we have provided automobiles to certain of our executive officers at our expense. As of December 31, 2012, we had set aside approximately $44,000 to provide pension, retirement or similar benefits for certain of our executive officers.

The monthly fee of a director (other than with respect to our Chairman of the Board) is $1,500 and the monthly fee of an external director is approximately $642 plus approximately $490 for every board or audit committee meeting attended.

Share Option Plans

In 2003, we adopted the SuperCom Ltd. 2003 Israeli Share Option Plan, a new stock option plan under which we now issue stock options, or the Option Plan. The Option Plan is intended to provide incentives to our employees, officers, directors and/or consultants by providing them with the opportunity to purchase our ordinary shares. The Option Plan is subject to the provisions of the Israeli Companies Law, administered by the Audit Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable us and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable us to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan will become exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options that are forfeited or canceled before expiration become available for future grants. As of December 31, 2012, 92,482 options were exercisable and 128,953 options were outstanding.

As a result of an amendment to Section 102 of the Israeli Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by us thereunder, capital gains derived by optionees arising from the sale of shares issued pursuant to the exercise of options granted to them under Section 102 after January 1, 2003 will generally be subject to a flat capital gains tax rate of 25%. However, as a result of this election, we will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as we had previously been entitled to do under Section 102.

On June 27, 2007, our Compensation Committee and the board of directors approved a new option plan under which we may grant stock options to our U.S. employees and our subsidiaries. Under this option plan, we may grant both qualified (for preferential tax treatment) and non-qualified stock options. On August 15, 2007, this option plan was approved by our shareholders at the general shareholders meeting.

On August 9, 2011, we issued fully vested options to purchase up to 35,295 of our ordinary shares to Ron Peer, a former Chief Executive Officer as part of his employment agreement. The options (the fair value of which was estimated to be $6,000 based upon the Black-Scholes option pricing model) have an exercise price of $0.47 per share, and will expire five years from the date of grant. We also issued 70,589 ordinary shares to Mr. Peer as consideration our indebtedness to him.

On August 11, 2011, we issued fully vested options to purchase up to 70,589 of our ordinary shares to a former officer as part of the Creditor Arrangement. The options (the fair market value of which was estimated to be $36,000, based upon the market price of our shares on the date when the extinguishment was determined) have an exercise price of $0.00. All the 70,589 options were exercised in December 2012.

On August 24, 2011, we issued options to purchase up to 90,589 of our ordinary shares to our certain employees. The options (the fair value of which was estimated to be $18,000 based upon the Black-Scholes option pricing model) have an exercise price of $0.85. Of such options, 54,118 vested during 2012 and the remaining 36,471 vested on January 1, 2013. The options have a term of ten years from the date of grant.

No options were issued during 2012.

A summary of our stock option activity and related information is as follows:

							Six Months ended
	Year ended December 31,						June 30,
	2012		2011		2010		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
			$		$	$	$	$
Outstanding at beginning of year	509, 143	3. 36	330, 405	5. 23	350, 395	5. 70	128.952	4.12
Granted	-	-	196, 471	0. 47	-	-	126,474	0.70
Exercised	(80, 499)	0. 00	(2, 355)	0. 09	(2, 590)	0.07	0	0
Canceled and forfeited	(299, 692)	6. 84	(15, 378)	7. 40	(17, 400)	14. 96	(35,695)	19.3
Outstanding at end of year	128, 952	4. 12	509, 143	3. 36	330, 405	5. 23	219,731	2.75
Exercisable at end of year	92, 482	5. 40	418, 555	3. 91	330, 405	5. 23	93,257	5.53

The weighted average fair value of options granted during the reported periods (excluding options exercisable for 300,000 of our ordinary shares granted in 2011 as part of our extinguishment of liabilities) was $0.21, per option, for the years ended December 31, 2011. No options were granted in 2010 and 2012. In 2011, the fair value of these options was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for the 2011 grants: risk-free rate of 0.76%, dividend yield of 0%, expected volatility factor of 176.54%, and expected term of 4.64 years. The expected volatility was based on the historical volatility of our stock. The expected term was based on the historical experience and based on management estimate.

We recognized compensation expenses related to our share-based employee compensation awards of $7,000, $10,000 and $14,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table summarizes the allocation of the stock-based compensation expenses (all amounts in thousands of dollars):

				Six Months ended
	Year ended December 31,			June 30,
	2012	2011	2010	2013	2012
	$	$	$	$	$

Cost of revenues	1. 5	2	3	-	1
Research and development expenses	4	5	2	-	2
Selling and marketing expenses	-	-	3	-	-
General and administrative expenses	1. 5	3	6	-	1.5
	7	10	14	-	4.5

The options outstanding and exercisable as of June 30, 2013, have the following ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of June 30, 2013	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of June 30, 2013	Weighted average exercise price	Aggregate intrinsic value
$0.00 - 0.85	195,717	9.19	0.72	292	69,243	0.76	100
$10.50 – 14.37	3,400	0.74	13.00	-	3,400	13.00	-
$17.51 – 19.72	9,977	3.45	18.86	-	9,977	18.86	-
$21.25 – 22.27	10,637	1.59	21.68	-	10,637	21.68	-
	219,731		2.75		93,257	5.53

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $0, $1.00, and $1.00, respectively, based on the Company’s average stock price of $ 0.60, $0.43, and $0.60, during the years ended on those dates respectively.

A summary of the status of options granted to employees that had vested as of June 30, 2013 is presented below:

	Options	Weighted– average grant-date fair value
Non-vested at January 1, 2013	36,471	0.21
Granted	126,474	2.10
Vested (including cancelled and exercised)	(36,471)	0.21
Forfeited	0	--
Non-vested at June 30, 2013	126,474	2.10

As of December 31, 2012 and June 30, 2013, there was $3,000 and $0, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

Related Party Transactions

It is our policy to enter into transactions with related parties on terms that, on the whole, are no less favorable than those that would be available from unaffiliated parties. Based on our experience in the business segments in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met our policy standards at the time they occurred.

On July 8, 2010, our board of directors accepted the resignation of Mr. Eli Rosen, the then Chairman of the board of directors, effective July 25, 2010. We recorded an expense of $75,000 related to a pre-existing consulting agreement with the resigning Chairman in 2010. In addition, on July 8, 2010, we entered into a services agreement with him (as of that date he was one of our principal shareholders), pursuant to which we terminated his former consulting agreement and he agreed that he will provide us with ongoing consulting services as may be reasonably required by us in consideration of 2% of our gross receipts from a major customer and reimbursement of reasonable costs and expenses incurred by him. During 2012, 2011, and 2010, we recorded expenses of $ 24,000, $130,000 and $83,000, respectively, in accordance with our services agreement with him, which was terminated on July 7, 2012.

On July 8, 2010, our board of directors accepted the resignation of Mr. Avi Landman as a member of our board of directors, effective immediately. We recorded an expense of $53,000 related to a pre-existing consulting agreement with the resigning member in 2010. In addition, on July 8, 2010, we entered into a services agreement with him (as of that date he was one of our principal shareholders), pursuant to which the parties terminated a pre-existing consulting agreement and agreed that he will provide us with management services with respect to a certain project in consideration of (i) a monthly fee of $3,000, (ii) reimbursement of reasonable costs and expenses incurred by him, and (iii) use of a cellular phone and an automobile. We also granted him options to purchase up to 11,765 ordinary shares according to terms to be determined by the board of directors, which terms have not yet been determined. During 2012, 2011 and 2010, we recorded expenses of $18,000, $63,000 and $38,000, respectively, in accordance with the services agreement with him, which was terminated on July 7, 2012.

We recorded an expense of $37,000 related to a consulting agreement with a co-founder of our company, Mr. Jack Hasan, in 2010. On July 8, 2010, we entered into a services agreement with him (as of that date he was one of our principal shareholders), pursuant to which the parties terminated the former consulting agreement and agreed that he will provide us with ongoing consulting services as may be reasonably required by us in consideration of a monthly fee of $3,000 and reimbursement of reasonable costs and expenses incurred by him in connection with the services. We also granted him options to purchase up to 23,530 ordinary shares according to terms that will be determined by the board of directors, which terms have not yet been determined. During 2012, 2011 and 2010, we recorded expenses of $19,000, $39,000 and $21,000, respectively, in accordance with his services agreement, which was terminated on July 7, 2012.

As part of our debt to equity conversion plan and in accordance with their services agreements, the above mentioned service providers agreed to a partial forgiveness of the $245,000 due to them under the former consulting agreements that accrued from October 1, 2009 until July 8, 2010, and agreed to the issuance to them of warrants to purchase 254,841 ordinary shares at an exercise price of $0.00 in consideration for the entire debt due. The fair value of the warrants was estimated as $130,000. The difference between the carrying amount of the amounts due and the fair value of the warrants was recognized as a capital gain. During 2012, 167,720 warrants were exercised.

On July 25, 2010, our board of directors elected Mrs. Tsviya Trabelsi to serve as the Chairperson of the board of directors. Mrs. Trabelsi is an officer at Sigma, our controlling shareholder, and is also the wife of our Chief Executive Officer and the sister of one of the members of our board of directors. On May 12, 2011, the general meeting of shareholders approved her service agreement whereby, her monthly fee will be calculated every month at 60% of the total monthly compensation of our Chief Executive Officer. In addition to the above consideration, we agreed to bear all reasonable costs and expenses incurred by her in connection with her services and to provide her with the use of an automobile. On December 12, 2011, Mrs. Trabelsi resigned from our board of directors effective immediately and board of directors appointed Mr. Trabelsi as its new Chairman, effective December 12, 2011. On December 27, 2012, the general meeting of shareholders approved the reappointment of Mrs. Trabelsi as our Chairperson. On May 9, 2013, the general meeting of shareholders approved the same management services for Mrs. Trabelsi as those approved by the general meeting in May 2011.

Mr. Trabelsi served as our Chief Executive Officer from November 1, 2010 until November 12, 2011, and from June 1, 2012 to date, and has served as Chairman of board of directors from December 12, 2011 until May 31, 2012. Mr. Trabelsi is a director of Sigma, our controlling shareholder. His employment agreement is subject to approval at our next general shareholder meeting. On the May 9, 2013 general meeting of our shareholders, shareholders approved the payment of management fees to Mr. Trabelsi in the amount of $10,600 per month plus social benefits and an annual bonus of up to 2% of annual net profit or 0.5% of annual revenue. The annual bonus is capped at the total amount of Mr. Trabelsi’s annual salary.

As of December 31, 2012, we accrued $226,000 as expenses arising from all related parties providing consulting services for Mr. Rozen, Mr. Hasan, Mrs. Trabelsi and Mr. Trabelsi.

On April 29, 2012, our board of directors approved the recording of a floating charge on all of our assets in favor of Mrs. and Mr. Trabelsi, unlimited in amount, in order to secure personal guarantees granted by them in favor of our company to a bank and in order to secure short-term loans that are given by them from time to time to us. The short terms loans provided by Mrs. and Mr. Trabelsi during the years 2010 until June 30, 2013 ranged from NIS 10,000 up to NIS 1,400,000. Currently, there are outstanding loans of NIS 212,000 from Mrs. and Mr. Trabelsi. Mr. and Mrs. Trabelsi provided a guaranty to the bank in the amount of NIS 1,000,000.

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (i) immediately prior to this offering and (ii) as adjusted to give effect to this offering, by:

●	each of our directors and executive officers;
●	all of our current directors and executive officers as a group; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The percentage of beneficial ownership of our ordinary shares before the offering is based on 9,081,304 ordinary shares outstanding as of September 30, 2013. The percentage of beneficial ownership of our ordinary shares after the offering is based on ordinary shares outstanding after the offering, which includes the ordinary shares identified in the immediately preceding sentence plus the ordinary shares to be sold by us in the offering.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Unless otherwise indicated, the principal address of each of the shareholders below is c/o SuperCom Ltd., 14 Arie Shenkar Street, Herzliya Pituach 4672514, Israel.

Name and Address of Beneficial Owner	Ordinary Shares Beneficially Owned Prior to this Offering(1)		Ordinary Shares Beneficially Owned After this Offering*
	Number	Percent	Number	Percent
Sigma Wave Ltd.(1)	3,995,917	44.0%	3,995,917		%
Lazarus Israel Opportunities Fund LLP(2)	691,765	7.62%	691,765		%
Avi Ayash	-	-	-	-
Ephraim Fields(3)	477,691	5.26%	477,691		%
Brenda Gebhardt	-	-	-	-
Doron Ilan	-	-	-	-
Igor Merling	-	-	-	-
David Mimon	-	-	-	-
Menachem Mirski	158,428	1.74%	158,428		%
Mark Riaboy (4)	11,765	0.13%	11,765		%
Shlomit Sarusi	-	-	-	-
Amir Shemesh	-	-	-	-
Ordan Trabelsi	-	-	-	-
Arie Trabelsi	3,995,917	44.0%	3,995,917		%
Tsviya Trabelsi	3,995,917	44.0%	3,995,917		%
Sagiv Zeltser	-	-	-	-
Directors and Executive Officers as a group (10 persons)	4,166,110	45.87%	4,166,110		%

*	Based on the proposed offering of ordinary shares.

(1)
Sigma Wave Ltd. is controlled by family members of Mrs. Tsviya Trabelsi, our Chairman of the Board and by her husband, Mr. Arie Trabelsi. As such, Mrs. And Mr. Trabelsi may be deemed to beneficially own the 3,995,917 ordinary shares held by Sigma Wave Ltd. The address of Sigma Wave Ltd.is Tsufit 7, Caesarea, 38900, Israel.

(2)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on June 21, 2013. Record ownership of the ordinary shares is held by Lazarus Israel Opportunities Fund LLP. Lazarus Management Company LLC, as the investment adviser of Lazarus Israel Opportunities Fund LLP, and as the general partner of Lazarus Israel Opportunities Fund LLP, and Justin B. Borus, as the managing member of Lazarus Management Company LLC, may be deemed to beneficially own the ordinary shares held by Lazarus Israel Opportunities Fund LLP, insofar as they may be deemed to have the power to direct the voting or disposition of those ordinary shares. The address of Lazarus Israel Opportunities Fund LLP is 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209.

(3)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on June 25, 2013. The address of Ephraim Fields is 825 Third Avenue, 33rd Floor, New York, NY 10022.

(4)	Represents 11,765 exercisable options to purchase ordinary shares at exercise price of $0.85 per share.

As of November 21, 2013, based on the information available to us, we had in the United States approximately 20 registered holders of our ordinary shares, representing approximately 15% of our ordinary shares outstanding on that date.

Description of Share Capital

Share Capital

On August 23, 2013 a reverse stock split of 1 share for each 4.250002 outstanding shares became effective. As a result, on November 22, 2013, our authorized share capital consisted of 15 million ordinary shares, par value NIS 0.25 per share, and 9,332,548 ordinary shares were issued and outstanding. As of such date, there were outstanding options for the purchase of an aggregate of 219,731 ordinary shares, at a weighted average exercise price of $2.75 per share. Such options were granted under our 2003 Plan and 2007 Plan. In addition, there were outstanding warrants to purchase 501,442, ordinary shares at an average exercise price of $0.07.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable and have equal rights. Our ordinary shares are not redeemable and do not have any preemptive rights.

The description below is a summary of the material provisions of our Articles of Association and of related material provisions of the Companies Law.

Dividend and Liquidation Rights

Under Israeli law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting

Holders of our ordinary shares have one vote per ordinary share on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or, with respect to certain resolutions, by a voting instrument.

Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting.

Limitations on the Rights to Own Ordinary Shares in Our Company

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except for anti-terror legislation and legislation prohibiting citizens of countries in a state of war with Israel from being recognized as owners of ordinary shares.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our Articles of Association, our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). See “Management — Board of Directors.” As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Management — External Directors.” In addition, under our Articles of Association, vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by our Articles of Association, may be filled by a vote of a simple majority of the directors then in office.

Annual and Extraordinary Meetings

We are required to convene an annual general meeting of our shareholders at least once every calendar year and within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors, or at the request of one or more holders of 5% or more of our outstanding share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days. The chairman of our board of directors presides over our general meetings. However, if at any general meeting the chairman is not present within 15 minutes after the appointed time, or is unwilling to act as chairman of such meeting, then the shareholders present will choose any other person present to be chairman of the meeting. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting, depending on the type of meeting and whether written proxies are being used.

Quorum

Pursuant to our Articles of Association, the quorum required for a meeting of our shareholders is the presence of two or more shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of our voting power. A meeting adjourned for lack of a quorum is generally adjourned one week thereafter at the same time and place, or to such other day, time and place, as our board of directors may indicate in the notice of the meeting to the shareholders. Pursuant to our Articles of Association, at the reconvened meeting, the meeting will take place with whatever number of participants is present.

Resolutions

Under the Companies Law, unless otherwise provided in our Articles of Association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or, with respect to certain resolutions, by a voting instrument, and voting on the resolution (excluding abstentions). A resolution for the voluntary winding up of the company requires the approval by the holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution (excluding abstentions).

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register and register of significant shareholders (as defined in the Companies Law), our Articles of Association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar or with the Israel Securities Authority. In addition, any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to: (i) any action or transaction with a related party which requires shareholder approval under the Companies Law; or (ii) the approval, by the board of directors, of an action in which an office holder has a personal interest. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial or technological secret or that the document’s disclosure may otherwise impair our interests.

Transfer of Ordinary Shares and Notices

Fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles of Association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Anti-Takeover Provisions; Mergers and Acquisitions

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would, as a result, hold over 90% of the target company’s issued and outstanding share capital (or over 90% of the issued and outstanding share capital of a certain class of shares) is required by the Companies Law to make a tender offer to all of the company’s shareholders (or all of the shareholders who hold shares of the same class) for the purchase of all of the issued and outstanding shares of the company or of a certain class. If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company.

Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, provided there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private placement, that was approved by the company’s shareholders and whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds 25% or more of the voting rights in the company, or as a private placement whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

A special tender offer must be for shares representing at least 5% of the outstanding voting rights, and must be extended to all shareholders of a company. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror, and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or will abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention.

An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them must refrain from making a subsequent tender offer for the purchase of shares of the target company and may not effect a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders. Under our Articles of Association, a merger shall require the approval of 66% of the voting rights represented at a meeting of our shareholders and voting on the matter, in person or by proxy, and any amendment to such provision shall require the approval of 60% of the voting rights represented at a meeting of our shareholders and voting on the matter, in person or by proxy.

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger.

In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

Under the Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Approval of Significant Private Placements

Under the Companies Law, a significant private placement of securities requires approval by the board of directors and the shareholders by a simple majority. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if:

●	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;
●	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and
●
the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

Tax Law

Israeli tax law treats some acquisitions, such as stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges ordinary shares in an Israeli company for shares in a non-Israeli corporation to immediate taxation unless such shareholder receives authorization from the Israeli Tax Authority for different tax treatment.

Establishment

We were incorporated under the laws of Israel in 1988 as SuperCom Ltd. and changed our name to Vuance Ltd. on May 14, 2007. We changed our name back to SuperCom Ltd. in January 2013. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 520044074. Our purpose as set forth in our amended and restated articles of association is to engage in any lawful business.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC.

Listing

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “SPCB.”

Taxation and Government Programs

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a summary of the current material Israeli tax laws applicable to companies in Israel with special reference to its effect on us. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. Accordingly, we cannot assure you that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

POTENTIAL INVESTORS AND HOLDERS OF OUR SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

The following discussion describes the material Israeli tax consequences regarding ownership and disposition of our ordinary shares applicable to non-Israeli shareholders, including U.S. shareholders.

General corporate tax structure in Israel

Israeli resident companies, such as the Company, are generally subject to corporate tax at the rate of 25% (26.5% as of 2014).

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are exercised in Israel.

Taxation of our Israeli individual shareholders on receipt of dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at a rate of 25%, or 30% if the recipient of such dividend is a "substantial shareholder” (as defined below) at the time of distribution or at any time during the preceding 12-month period.

As of January 1, 2013, an additional income tax at a rate of 2% will be imposed on high earners whose annual income or gain exceeds NIS 811,560.

A “substantial Shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right.

The term “Israeli Resident” is generally defined under Israeli tax legislation with respect to individuals as a person whose center of life is in Israel. The Israeli Tax Ordinance New Version, 1961 (as amended by Amendment Law No. 132 of 2002) (the “Israeli Tax Ordinance”) determines that in order to determine the center of life of an individual, account will be taken of the individual’s family, economic and social connections, including: (a) place of permanent home; (b) place of residential dwelling of the individual and the individual’s immediate family; (c) place of the individual’s regular or permanent occupation or the place of his permanent employment; (d) place of the individual’s active and substantial economic interests; (e) place of the individual’s activities in organizations, associations and other institutions. The center of life of an individual will be presumed to be in Israel if: (a) the individual was present in Israel for 183 days or more in the tax year; or (b) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel in that tax year and the two previous tax years is 425 days or more. The presumption in this paragraph may be rebutted either by the individual or by the assessing officer.

Taxation of Israeli Resident Corporations on Receipt of Dividends

Israeli resident corporations are generally exempt from Israeli corporate income tax with respect to dividends paid on our ordinary shares.

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. As of January 1, 2013, an additional tax at a rate of 2% will be imposed on high earners whose annual income or gains exceed NIS 811,560.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently, 25% in 2013 and 26.5 as of 2014 for corporations and up to 50% for individuals).

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Shares at the rate of 25% (or 30% for individuals, if such person is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at source, unless a lower tax rate is provided in a tax treaty between Israel and the shareholder’s country of residence.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income; provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "U.S.-Israel Tax Treaty"), Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of a Benefited Enterprise, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the voting shares of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and the dividend is not paid from the profits of a Benefited Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

Capital gains income taxes applicable to non-Israeli shareholders.

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Income Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty (called a "Treaty U.S. Resident") is generally exempt from Israeli capital gains tax unless (i) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year; (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12 month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the Treaty U.S. Resident located in Israel. In any such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the "TP Regulations"). Section 85A of the Tax Ordinance and the TP Regulations generally require that all cross-border transactions carried out between related parties will be conducted on an arm's length principle basis and will be taxed accordingly. We follow that rules where applicable.

U.S. Federal Income Taxation

The following is a summary of material U.S. federal income tax consequences that apply to U.S. Holders and Non-U.S. Holders, each as defined below, who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.

This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder or a Non-U.S. Holder in light of such holder’s particular circumstances or U.S. Holders subject to special rules, including broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, taxpayers whose functional currency is not the U.S. dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

For purposes of this summary, the term “U.S. Holder” means any beneficial owner of our ordinary shares who is an individual and either a citizen or, for U.S. federal income tax purposes, a resident of the United States; a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means any beneficial owner of our ordinary shares that is an individual, corporation, estate or trust and is not a “U.S. Holder.”

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

This summary is not a legal opinion and cannot be used for the purpose of avoiding penalties that may be imposed under the Code or applicable U.S. state or local laws. You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax considerations of an investment in ordinary shares.

Taxation of Dividends

Subject to the discussion below under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividend income for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares, and any amount in excess of your tax basis will generally be treated as capital gain from the sale of ordinary shares. See “Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction under Section 243 of the Code with respect to distributions they receive from us.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign source passive category income for United States foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced rate of tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder in tax years beginning after December 31, 2012 will be subject to tax at a reduced maximum tax rate of 20 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the reduced 20 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States, and therefore any dividend distributions with respect to our ordinary shares should be “qualified dividends” eligible for the preferential tax rate. However, no assurance can be given that the ordinary shares will remain readily tradable. The reduced rate does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The reduced rate also does not apply to dividends received from a passive foreign investment company, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividends contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the “IRS”). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received on the trade date and on  the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning, directly or indirectly, ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC, nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC in this or any future taxable year.

If we are treated as a PFIC for any taxable year, you may be required to file IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund). If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate discussed above and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund,” or a “QEF election,” or to “mark to market” your ordinary shares, as described below:

●
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

●
the amount allocated to each year during which we are considered a PFIC, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

●	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year.

If  we were determined to be a PFIC for a particular tax year and you made either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you made a timely QEF election, you would be required to include in your U.S. federal income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. However, you would not be eligible to make a QEF election with respect to our ordinary shares unless we comply with certain applicable information reporting requirements.

Alternatively, if the ordinary shares are considered “marketable stock” and if you elected to “mark-to-market” your ordinary shares, you would generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you would generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, would be treated as ordinary income or loss (except that loss on a disposition of ordinary shares would be treated as capital loss to the extent the loss exceeded the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, would be capital gain or loss.

Additional Tax on Investment Income

In addition to the federal income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject, starting in 2013, to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate of 28%. Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are properly credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate tax return or other claim for refund with the IRS.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 (Statement of Specified Foreign Financial Assets) with their US Federal income tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a US financial institution, generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

Taxation of Non-U.S. Holders

Distributions on Ordinary Shares

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on ordinary shares, unless the distributions are effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S.

If distributions are effectively connected with a U.S. trade or business and (if applicable) attributable to a U.S. permanent establishment, you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Distributions on Ordinary Shares” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Ordinary Shares

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of ordinary shares, unless (i) the gain is effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S., or (ii) you are an individual and are present in the U.S. for at least 183 days in the taxable year of the disposition, and certain other conditions are present.

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the U.S. in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Dispositions of Ordinary Shares” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss.

Information Reporting and Backup Withholding

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, ordinary shares are generally exempt from information reporting and backup withholding. However, Non-U.S. Holders may be required to establish that exemption by providing certification of their non-U.S. status on an appropriate IRS Form W-8.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate tax return or other claim for refund with the IRS and furnishing any required information in a timely manner.

Underwriting

Aegis Capital Corp. is acting as the sole book-running manager of the offering and as representative of the underwriters, or the Representative. We have entered into an underwriting agreement, dated [______], 2013, with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:

Underwriter	Number of Ordinary Shares
Aegis Capital Corp.

Total	[ ]

The underwriters are committed to purchase all of the ordinary shares offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of 450,000 additional ordinary shares (15% of the ordinary shares sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase ordinary shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $[    ] and the total net proceeds, before expenses, to us will be $[   ].

Discount. We have agreed to pay underwriting discounts and commissions of 7% of the gross proceeds of the offering (equivalent to 7% of the assumed public offering price of [$ ] per share). The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions paid by us (7%)
Non-accountable expense allowance (1%)(1)
Proceeds, before expenses, to us(2)

(1)	We have paid a $25,000 advance to the underwriters to be applied against the underwriters’ non-accountable expense allowance.
(2)
In addition to the underwriting discounts and commissions and non-accountable expense allowance, we agreed to pay or reimburse the underwriters to cover certain out of pocket expenses of the underwriters in connection with this offering up to $75,000.

The underwriters propose to offer the ordinary shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the ordinary shares to other securities dealers at such price less a concession of $[   ] per share. After the initial offering, the public offering price and concession to dealers may be changed.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $350,000.

Discretionary Accounts. The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements. Pursuant to certain “lock-up” agreements, we, our executive officers and directors, and holders of 10% or more of our outstanding ordinary shares have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, whether currently owned or subsequently acquired, without the prior written consent of the Representative, for a period of 90 days from the date of effectiveness of the offering.

Listing. Our ordinary shares are listed on The NASDAQ Capital Market under the symbol “SPCB.”

Electronic Offer, Sale and Distribution of Shares. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•
Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the ordinary shares while the offering is in progress.

•
Over-allotment transactions involve sales by the underwriters of shares in excess of the number of ordinary shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriters is not greater than the number of ordinary shares that they may purchase in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of ordinary shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing ordinary shares in the open market.

•
Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ordinary shares to close out the short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over- allotment option. If the underwriters sell more ordinary shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our ordinary shares. These transactions may be effected on the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

Passive market making. In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our ordinary shares on the NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships. The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the ordinary shares offered by this prospectus in any jurisdiction where action for that purpose is required. The ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such ordinary shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Non-U.S. Investors

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, each of which we refer to as a relevant member state, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity that has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than ˆ43,000,000 and (iii) an annual net turnover of more than ˆ50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Representative for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any ordinary shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Expenses Relating To This Offering

Set forth below is an itemization of the total expenses, other than underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ordinary shares by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee		$1,996.40
Financial Industry Regulatory Authority Inc. filing fee		●
Printing fees and expenses		●
Legal fees and expenses		●
Accounting fees and expenses		●
Miscellaneous		●
Total	$

Legal Matters

The validity of the shares being offered by this registration statement and other legal matters concerning this offering relating to Israeli law will be passed upon for us by S. Friedman & Co., Tel Aviv, Israel. Certain legal matters in connection with this offering relating to United States law will be passed upon for us by Carter Ledyard & Milburn LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Zysman, Aharoni, Gayer and Sullivan &Worcester LLP, New York, New York.

Experts

The financial statements of our company as of December 31, 2012 and for the year then ended, included in this prospectus have been audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting.

The financial statements of SuperCom Ltd. (formerly “Vuance Ltd.”) as of December 31, 2011 and for each of the years ended December 31, 2011 and 2010 included in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Fahn, Kanne & Co., a member of Grant Thornton International, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

The carve out consolidated financial statements of SmartID Division (a division of On Track Innovations Ltd.) as of December 31, 2012 and 2011, and for each of the years in the two-year period ended December 31, 2012, have been included herein and in the registration statement in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent auditors appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Enforceability of Civil Liabilities

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this Prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers, including one predicated on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the United States.

We have been informed by our legal counsel in Israel, S. Friedman & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Where You Can Find Additional Information

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers. We, as a “foreign private issuer,” are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also expect to furnish quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 90 days after the end of such quarter.

You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.

SUPERCOM LTD.

Index to Financial Statements

SuperCom Ltd.

Page
Consolidated Financial Statements for the Three Years Ended December 31, 2012
Reports of Independent Registered Public Accounting Firms	F - 1 - F-2
Consolidated Balance Sheets	F - 3 – F - 4
Consolidated Statements of Operations	F - 5
Statements of Changes in Shareholders' equity	F - 6
Consolidated Statements of Cash Flows	F - 7 – F - 8
Notes to Consolidated Financial Statements	F - 9 - F - 40

SmartID Division of On Track Innovations Ltd.

Page
Interim Unaudited Carve-Out Consolidated Financial Statements for the Six Months Ended June 30, 2013
Interim Carve-out Consolidated Balance Sheets	S-29 - S-30
Interim Carve-out Consolidated Statements of Operations	S-31
Interim Carve-out Consolidated Statements of Changes in Net Parent Investment	S-32
Interim Carve-out Consolidated Statements of Cash Flows	S-33 - S-34
Notes to the Interim Carve-out Consolidated Financial Statements	S-35 - S-38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
SuperCom Ltd. (formerly Vuance Ltd.)

We have audited the accompanying consolidated balance sheets of SuperCom Ltd. and subsidiaries (the "Company") as of December 31, 2012, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SuperCom Ltd. and subsidiaries as of December 31, 2012, and the results of their operations, and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March  21, 2013, except for Note 17, as to which date is September 23, 2013

REPORT OF INDEPENDENT	Fahn Kanne & Co.
REGISTERED PUBLIC ACCOUNTING FIRM	Head Office
TO THE SHAREHOLDERS OF	Levinstein Tower
VUANCE LTD.	23 Menachem Begin Road
Tel-Aviv 66184, ISRAEL
P.O.B. 36172, 61361

T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of Vuance Ltd. and subsidiaries (the "Company") as of December 31, 2011 and the related consolidated statements of operations, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vuance Ltd. and subsidiaries as of December 31, 2011, and the results of their operations, and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1f to the financial statements included in the Company’s Annual Report on Form 20-F, but not presented herein, the Company has incurred substantial recurring losses and negative cash flows from operations and, as of December 31, 2011, the Company had a working capital deficit and total shareholders' deficit. These conditions, along with other matters as set forth in the aforementioned Note, raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regards to these matters are also described in the aforementioned Note. The financial statements as of December 31, 2011 and for each of the two years in the period ended December 31, 2011 do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Fahn Kanne & Co. Grant Thornton Israel
May 9, 2012 (except Note 17, as to which the date is November 22, 2013)

SUPERCOM LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$225	$215
Trade receivables (net of allowance for doubtful accounts of $ 1,726 and $ 134 as of December 31, 2012 and 2011, respectively)	1,598	1,542
Deferred tax short term	516	-
Other accounts receivable and prepaid expenses (Note 3)	311	105
Inventories, net (Note 4)	280	269

Total current assets	2,930	2,131

Severance pay fund	203	228
Deferred tax long term	517	-

Property and equipment, net (Note 6)	93	96

Total assets	$3,743	$2,455

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$101	$112
Trade payables	1,780	2,439
Employees and payroll accruals	138	139
Accrued expenses and other liabilities (Note 8)	777	2,164
Convertible bonds (Note 11)	-	2,519
Short-term loan and others	-	456

Total current liabilities	2,796	7,829

LONG-TERM LIABILITIES:

Accrued severance pay	236	227

Total long-term liabilities	236	227

SHAREHOLDERS':
Share capital: Ordinary shares of NIS 0.25 par value -
Authorized 12,235,288 shares as of December 31, 2012;
Issued and outstanding: 8,651,703 and 2,831,827 shares as of December 31, 2012 and 2011, respectively	574	192
Additional paid-in capital	43,518	41,713
Amount of liability extinguished on account of shares	127	819
Accumulated deficit	(43,508)	(48,325)

Total shareholders' equity (deficiency)	711	(5,601)

Total liabilities and shareholders' equity	$3,743	$2,455

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2012	2011	2010

Revenues	$8,940	$7,922	$7,389
Cost of revenues	1,619	3,306	2,057
Gross profit	7,321	4,616	5,332

Operating expenses:
Research and development	313	462	386
Selling and marketing	3,060	3,505	4,405
General and administrative	857	732	1,985
Other expenses (income)	1,085	(137)	(396)
Total operating expenses	5,315	4,562	6,380

Operating income (loss)	2,006	54	(1,048)
Financial income (expenses), net	1,805	990	(678)

Income (loss) before income tax	3,811	1,044	(1,726)
Income tax (expense) benefit	1,006	(25)	(50)

Net income (loss) from continuing operations	4,817	1,019	(1,776)
Loss from discontinued operations	-	-	(189)

Net income (loss)	$4,817	$1,019	$(1,965)

Earnings (loss) per share from continuing operations:
Basic	$0.75	$0.47	$(1.22)
Diluted	$0.59	$0.37	$(1.22)

Loss per share from discontinued operations basic and diluted:	-	-	$(0.13)

Net earnings (loss) per share:
Basic	$0.75	$0.47	$(1.35)
Diluted	$0.59	$0.37	$(1.35)

Weighted average number of ordinary shares used in computing basic earnings (loss) per share	6,464,808	2,147,370	1,453,614

Weighted average number of ordinary shares used in computing diluted earnings (loss) per share	8,156,339	2,755,353	1,453,614

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares
	Number of Shares	Share capital		Additionalpaid-in capital	Amount of liability extinguished on account of shares	Accumulated deficit	Total shareholders' equity
		$		$	$	$	$

Balance as of January 1, 2010	1,346,922	89		41,019		(47,379)	$(6,271)
Issuance of shares in connection with acquisition of Intelli-Site (see Note 1a)	1,631	-	*	-	-	-	-*
Issuance of shares (Note 12f)	361,991	24		176	-	-	200
Exercise of options	2,590	-	*	-	-	-	- *
Warrants issued in connection with extinguishments of liabilities (see Note 1d)	-	-		147	-	-	147
Stock- based compensation	-	-		18	-	-	18
Net loss	-	-		-	-	(1,965)	(1,965)
Total comprehensive loss
Balance as of December 31, 2010	1,713,134	113		41,360	-	(49,344)	$(7,871)
Exercise of options	2,355	-	*	-	-	-	- *
Shares, options and warrants issued in connection with extinguishments of liabilities (see Notes 1d and 12d)	1,116,338	79		343	819	-	1,241
Stock- based compensation	-	-		10	-	-	10
Net income	-	-		-	-	1,019	1,019

Balance as of December 31, 2011	2,831,827	192		41,713	819	(48,325)	$(5,601)
Exercise of options	80,499	5		(5)	-	-	0
Shares, options and warrants issued in connection with extinguishments of liabilities (see Notes 1d and 12d)	5,739,377	377		1,810	(692)	-	1,495
Stock- based compensation	-	-		-	-	-	0
Net income	-	-		-	-	4,817	4,817

Balance as of December 31, 2012	8,651,703	574		43,518	127	(43,508)	711

*Less than $1.
The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from operating activities:	$	$	$

Net income (loss)	4,817	1,019	(1,965)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	31	28	53
Accrued severance pay	9	(27)	(47)
Stock-based compensation	-	10	18
Amortization of discount on convertible bonds		-	20
Deferred tax	(1,033)
Capital loss on disposal of property and equipment	-	6	-
Capital gain on sale of subsidiary	-	-	(272)
Capital gain on extinguishments of liabilities	(2,230)	(2,149)	(124)
Decrease (increase) in trade receivables, net	(55)	(790)	105
Decrease (increase) in other accounts receivable and prepaid expenses	(206)	283	(105)
Decrease (increase) in inventories, net	(11)	(72)	(132)
Increase (decrease) in trade payables	(659)	1,466	(2)
Increase (decrease) in employees and payroll accruals	(1)	3	(311)
Increase (decrease) in advances from customer	-	(1,010)	973
Increase (decrease ) in accrued expenses and other liabilities	(638)	1,044	577

Net cash used in operating activities	24	(189)	(1,212)

Cash flows from investing activities:
Purchase of property and equipment	(28)	(23)	(4)
Proceeds from sale of property and equipment	-	3	-
Proceeds from sale of operations net of cash sold (Appendix B)	-	-	397
Sale of subsidiary net of cash sold	-	-	(3)
Decrease in severance pay fund	25	6	49
Restricted cash deposits, net	-	130	200

Net cash provided by investing activities	(3)	116	639

Cash flows from financing activities:
Short-term bank credit, net	(11)	112	-
Principle repayment of convertible bonds	-	(21)	(86)
Issuance of share capital, net of issuance costs	-	-	200
Proceeds from exercise of options and warrants, net	- *	- *	- *
Payment of liability to a former owner of an acquire	-	-	-

Net cash (used in) provided by financing activities	(11)	91	114

Increase (decrease) in cash and cash equivalents	10	18	(459)
Cash and cash equivalents at the beginning of the year	215	197	656

Cash and cash equivalents at the end of the year	225	215	197

*Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Supplemental disclosure of cash flows information:	$	$	$

Appendix A:
Sale of operations, net of cash sold:
Assets and liabilities of the operations, as of date of sale:
Working capital (excluding cash and cash equivalents)	-	-	(208)
Property and equipment, net	-	-	88
Intangible assets, net	-	-	517

	-	-	397
Appendix B:
Sale of subsidiary, net of cash sold:
Assets and liabilities of the subsidiary, as of date of sale:
Working capital (excluding cash and cash equivalents)	-	-	(276)
Property and equipment, net	-	-	4
Long-term liability	-	-	(3)
Capital gain on sale of subsidiary	-	-	272

	-	-	(3)

Cash paid during the year for:
Interest	5	6	-
Income taxes, net	27	25	50

Supplemental disclosure of non-cash investing and financing activities:
Extinguishments of liabilities credited to shareholder’s equity ( Note 1d)	1,492	1,220	147
Issuance of shares to service providers and officer	-	21	-

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL

a.
SuperCom Ltd. (the “Company") was incorporated in 1988 in Israel. The Company’s ordinary shares have been listed for trading on the OTCQB Market, which operates an electronic quotation service for securities traded over-the-counter, since October 1, 2009 under the ticker symbol “VUNCF”. On January 24, 2013 the Company changed back to  its original name, SuperCom Ltd. The Company's ticker symbol is "SPCBF".

Until January 2010 (the date of the sale of the activities as described below in Note 1b), the Company developed and marketed security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel, which encompassed electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. Following the sale of certain activities in January 2010, the Company has been focusing on its wireless ID products and solutions, e-ID projects and solutions.

The Company is headquartered in Israel.

The Company sells its products through centralized marketing offices in the U.S. and Israel.

The Company's active subsidiaries are: S.B.C. Aviation Ltd. (incorporated in Israel), which began operations in 2007 and is focused on executing perimeter security and a border control project at a European International Airport, and PureRFid, Inc. (incorporated in Delaware), which focuses on the marketing and selling of the Company’s active RFID solutions. As of December 31, 2012, the Company’s activities were conducted  mainly through Supercom Ltd. and PureRFid, Inc.

Regarding the sale of certain assets and liabilities of Vuance Inc in January 2010, see b below.

On March 25, 2009, the Company, through its subsidiary, Vuance Inc., completed the acquisition of certain assets and liabilities of Intelli-Site, Inc. (“Intelli-Site”). The purchase price was $262 payable in cash and in shares of the Company (which were subject to a certain lock up mechanism) and included contingent consideration of up to $600 based upon certain conditions. The results of operations of Intelli-Site were included in the consolidated financial statements of the Company commencing April 2009. However, during the first quarter of 2010, this activity (including the contingent consideration related to it) was sold, see b below.

b.	Discontinued operations

On January 28, 2010, the Company and its subsidiary Vuance, Inc. completed the sale of certain of the assets (including certain accounts receivable and inventory) and certain of the liabilities (including certain accounts payable) of Vuance Inc. (the “Sale”) related to the Company's electronic access control market (the “Vuance EAC Business”), pursuant to a certain Agreement for Purchase and Sale of Business Assets (the “Purchase Agreement”), dated as of January 9, 2010, between Vuance Inc. and OLTIS Security Systems International, LLC (“OSSI”). As consideration for the Sale of the Vuance EAC Business, OSSI paid Vuance Inc. $147 in cash. In addition, OSSI paid off a loan of $290 from Bridge Bank, National Association. The Purchase Agreement included an indemnification clause pursuant to which, the Company agreed to indemnify and hold OSSI harmless from and against any claim or liability of the Company which may be asserted against OSSI, except to the extent of any business debts and other liabilities which OSSI expressly agreed to pay or assume at the closing date.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

b.	Discontinued operations (cont.)

On January 29, 2010, the Company and Vuance, Inc. completed the sale of certain of the assets and certain of the liabilities of Vuance Inc. related to the Company's Government Services Division (the “Vuance CSMS Business”), pursuant to an  asset purchase agreement dated January 29, 2010 between the Company, Vuance Inc., WidePoint Corporation (“WidePoint”) and Advance Response Concepts Corporation.

As consideration for the sale, WidePoint paid Vuance Inc. $250. In addition, WidePoint agreed to pay Vuance Inc. a maximum earn out of $1,500 over the course of the calendar years 2010, 2011, and 2012, subject to the performance of certain financial requirements of the Vuance CSMS Business during each of those years. The agreement included an indemnification clause pursuant to which each of the parties agreed to indemnify and hold harmless the other party in certain events.

Each of the activities sold meets the definition of a component under ASC Topic 205-20 - “Discontinued Operation”, and accordingly, the results of operations of these components were presented as discontinued operations. Following the sale of the activities, the Company does not have any involvement with respect to the activities sold.

The results of the discontinued operations are as follows:

Year ended
December 31,2010
$

Revenues	541
Cost of revenues	(497)
Research and development	(96)
Selling and marketing	(105)
General and administrative	(28)
Financial expenses	(4)
Impairment of goodwill and other intangible assets	-
Net loss	$(189)

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

c.	Sale of subsidiary:

During October 2010, the Company sold its entire equity interest in its wholly owned Hong Kong subsidiary, SuperCom Asia Pacific Limited (“SAP”), for no consideration. As part of this sale, the purchaser assumed certain outstanding loans due to the Company by SAP in the amount of $1,400. As result of the sale, the Company realized a capital gain of $272 in the fourth quarter of 2010.

d.	Extinguishment of liabilities

On November 3, 2010, the Company submitted to the District Court in Petach-Tikva, Israel a request to summon meetings of creditors of the Company in order to approve a proposed arrangement between the Company and its creditors (including convertible bond holders) in accordance with Section 350 of the Israeli Companies Law 5759-1999. The proposed arrangement involved an allotment of ordinary shares or warrants to purchase ordinary shares of the Company to certain of its creditors at a price of $0.38 per ordinary share against 40% of the total outstanding debt to the creditors, in total satisfaction of the entire debt owed to the Company’s creditors (thus forgiving and waiving 60% of the total outstanding debt of the Company). The proposed arrangement was based on the proposal which was approved by the general meeting of the shareholders of the Company on September 12, 2010. The Company convened the meetings of its creditors to approve the proposed debt arrangement during February and March 2011. On March 15, 2011, the Company filed an application with the Petach-Tikva District Court for the approval of the creditor arrangement.

On July 18, 2011, the District Court determined not to approve the  application, mainly due to an objection to the proposed arrangement filed by one of the Company’s secured creditors, Special Situations Funds ("SSF"), which later assigned its convertible bonds on November 8, 2011 to Mr. Eliyahu Trabelsi (see also Notes 11 and 13f). In February 2012, following the approval of the board of directors, the Company decided to proceed with the arrangement which was approved by its general meeting without further proceedings in the District Court.

As of December 31, 2010, creditors holding a total outstanding debt of $271 had accepted the Company's debt arrangement proposal. The Company allotted a total of 283,798 warrants to purchase ordinary shares of the Company to those creditors (see also Note 12f2). In accordance with ASC Topic 470-50-40, the Company recorded  $124 as a gain from extinguishment of debt based on the difference between the carrying amount of the liabilities extinguished ($271) and the fair value of the warrants allotted ($147), which gain was credited directly to additional paid-in capital.

During 2011, creditors holding  outstanding debt of $3,369  accepted the Company's debt arrangement proposal. The Company allotted a total of 254,558 warrants and 70,588 options (with an exercise price of nil) to purchase ordinary shares of the Company and 3,185,609 ordinary shares of the Company (see also Note 11) to those creditors. In accordance with ASC Topic 470-50-40, the Company recorded  $2,149 as a gain on extinguishment of debts based on the difference between the carrying amount of the liabilities extinguished ($3,369) and the fair value of the warrants and options allotted ($1,220), which was gain credited directly to additional paid-in capital (see also Note 12).

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 1:-	GENERAL (Cont.)

d.	Extinguishment of liabilities (cont.)

Following the approval of the board of directors, during 2012, certain creditors and convertible bond holders including Sigma Wave Ltd (“Sigma”) and Mr. Eliyahu Trabelsi, accepted the Company's debt arrangement proposal for $3,910 of outstanding debt. The Company allotted to Sigma and Mr. Eliyahu Trabelsi a total of 3,431,800 ordinary shares of the Company (see also Note 11), and granted a former service provider a warrant to purchase 325,647 ordinary shares. In accordance with ASC Topic 470-50-40, the Company recorded $2,417 as a gain on extinguishment of debt based on the difference between the carrying amounts of the liability extinguished ($3,910) and the fair value of (i) the ordinary shares granted ($1,240), (ii) the warrant  granted ($126),  and (iii) the amount of liability extinguished on account of shares ($127).

e.	Concentration of risk that may have a significant impact on the Company:

Throughout the reporting periods the Company derived most of its revenues from two major customers. See also Note 14c.

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole source suppliers. Although there are only a limited number of manufacturers of those  services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results.

f.
During the year 2010, the Company's board of directors elected a new board of directors recommended by Sigma Wave. Sigma acquired convertible bonds held by Brevan Howard Master Fund Limited (“BH”) (see Note 11). The new board proposed a debt to equity conversion to certain creditors and bond holders, which was later approved by the Company's general assembly. The conversion which was completed in 2012, reduced the Company’s debt by over $6 million.

The Company implemented a restructuring plan starting in the fourth quarter of 2010 which included: (i) a major reduction in operating expenses by reducing general and administrative costs and optimizing  the Company’s  global sales network; (ii) increasing the Company’s  gross  profit margin by negotiating better terms with suppliers and subcontractors; (iii) the sale of unprofitable subsidiaries and cost cutting in other subsidiaries; (iv) discontinuance  of activities and  divisions that were not synergistic with the Company’s core operations; (v) increased  sales in the company core competence markets; (vi) increased activities in more lucrative and rapid growing vertical markets; and (vii) recruitment of highly experienced executives and market experts to support the Company’s  broadening activity.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to allowance for doubtful account and contingencies.

b.	Financial statements in U.S. dollars:

Most of the revenues of the Company and its subsidiaries are received in U.S. dollars. In addition, a substantial portion of the costs of the Company and its subsidiaries are incurred in U.S. dollars. Therefore, management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with the standards of the Financial Accounting Standards Board ("FASB"). All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or financial expenses as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries in Israel and the United States. Material intercompany transactions and balances were eliminated upon consolidation. Material profits from intercompany sales, not yet realized outside the group, were also eliminated.

d.	Cash and cash equivalents:

The Company considers unrestricted short-term highly liquid investments originally purchased with maturities of three months or less to be cash and cash equivalents.

e.	Allowance for doubtful accounts:

The allowance for doubtful accounts is determined with respect to specific amounts the Company has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with such customers and the information available regarding such customers.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are mainly provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined as follows:

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

g.	Inventories (cont.):

Raw  materials, parts and supplies - using the “moving average cost" method or the “first in first out” method.

Finished products - on the basis of direct manufacturing costs.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is computed using the straight-line method, over the estimated useful lives, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

i.	Impairment of long-lived assets and intangible assets:

The Company's long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less costs to sell.

j.
Convertible Bonds:

The Company applied the provisions of ASC Topic 470 – 10 – 45 “Debt – Other presentation matters” with respect to a financing agreement signed after December 31, 2010, but before the issuance of the 2010 financial statements and accordingly, presented as of December 31, 2010, $4,262 of  convertible bonds  as a long term liability.

k.	Accrued severance pay and severance pay fund:

The liabilities of the Company for severance pay of its Israeli employees are calculated pursuant to Israel's Severance Pay Law. Employees are entitled to one month's salary for each year of employment, or portion thereof. The Company's liability for all its employees is presented under "accrued severance pay". The Company deposits on a monthly basis to severance pay funds and insurance policies. The value of these policies is presented as an asset on the Company's balance sheet.

The deposited funds include accrued income up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the Company’s obligation pursuant to Israel's Severance Pay Law or labor agreements.

Severance expenses for the years ended December 31, 2012, 2011 and 2010 amounted to  $10, $15 and $57, respectively.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

l.	Revenue recognition:

The Company and its subsidiaries generate their revenues from the sale of products, maintenance, royalties and long term contracts (including training and installation).

Product sales are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred or services have been rendered, the fee is fixed or determinable, collectability is reasonably assured, and inconsequential or perfunctory performance obligations remain. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provision lapses.

The Company is not obligated to accept returned products or issue credit for returned products, unless a product return has been approved by the Company in advance and according to specific terms and conditions. As of December 31, 2012, the Company had an allowance for customer returns in the amount of $6.

The Company recognizes certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts". Pursuant to ASC Topic 605-35, revenues from these contracts are recognized under the percentage of completion method.  The Company measures the percentage of completion based on output or input criteria, such as contract milestones, percentage of engineering completion or number of units shipped, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2012, no such estimated losses were identified.

The Company believes that the use of the percentage of completion method is appropriate, since the Company has the ability, using also an independent subcontractor's evaluation, to make reasonably dependable estimates of the extent of progress made towards completion, contract revenues and contract costs.  In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement. In all cases, the Company expects to perform its contractual obligations and the parties are expected to satisfy their obligations under the contract.

m.	Revenue recognition

In contracts that do not meet all the conditions mentioned above, the Company utilized zero estimates of profits; equal amounts of revenue and cost are recognized until results can be estimated with sufficient accuracy.

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in progress are subject to management estimates. Actual results could differ from these estimates. As of December 31, 2011 and 2012, all the long-term contracts were completed and their related revenues were recognized in full.

Revenues for maintenance services are recognized over the term of the contracts. The warranty period is usually 12 months. Based primarily on historical experience, the Company does not provide for warranty costs when revenue is recognized, since such costs are not material.

Deferred revenues and customer advances include amounts received from customers for which revenues have not been recognized.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company provides its customers with a license to issue IDs, passports and driver's licenses and it is entitled to royalties upon the issuance of each document by its customers. Such royalties are recognized when the issuances are reported to the Company (usually on a monthly basis).

n.	Shipping and handling costs:

Shipping and handling fees billed to customers are reflected as revenues while the related shipping and handling costs are included in cost of revenues. To date, shipping and handling costs have not been material.

o.	Research and development costs:

Research and development costs (other than software) are expensed as incurred.

p.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC Topic 740, "Income Taxes". This Standard  prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of  the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition and measurement threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2012, 2011 and 2010 financial statements.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash deposits and trade receivables. The Company's trade receivables are derived from sales to limited number of customers located primarily in Eastern Europe, the United States and Israel. The Company performs ongoing credit evaluations of its customers' financial condition. The allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection.

Cash and cash equivalents and restricted cash deposits are deposited with major banks in Israel and the United States. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments.

The Company has no significant off-balance-sheet credit risks, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

r.	Basic and diluted earnings (loss) per share:

Basic earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential of stock options and warrants outstanding during the year using the treasury stock method and the dilutive potential, if any, of convertible bonds using the “if-converted method”.

The number of potential shares from the conversion of convertible bonds, options and warrants that have been excluded from the calculation were 120,489,  643,220 and 1,072,432 for the years ended December 31, 2012, 2011 and 2010, respectively.

s.	Fair value of financial instruments:

At December 31, 2012 and 2011, the carrying amounts of cash and cash equivalents, restricted cash deposits, current trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such financial instruments.

t.	Accounting for stock-based compensation:

Share-based compensation, including grants of stock options, is recognized in the consolidated statement of operations as an operating expense, based on the fair value of the award on the date of grant.  The fair value of stock-based compensation is estimated using an option-pricing model.

The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations.

The Company estimates the fair value of employee stock options using a Black-Scholes valuation model. The Company amortizes compensation costs using the graded vesting attribution method over the vesting period, net of estimated forfeitures.

u.	Discontinued operations:

The Company applies ASC Topic 205-20, "Presentation of Financial Statements - Discontinued Operation". According to ASC Topic 205-20, when a component of an entity, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, required to be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations if both of the following conditions are met: a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the company as a result of the disposal transaction, and b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. (See also Note 1b).

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 3:-           OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2012	2011
	$	$

Prepaid expenses	138	21
Government institutions	106	56

Others	67	28

	311	105

NOTE 4:-          INVENTORIES, NET

	December 31,
	2012	2011
	$	$

Raw materials, parts and supplies	259	216
Finished products	21	53

	280	269

As of December 31, 2012 and 2011, the inventory is presented net of write offs, for slow inventory in the amount of approximately $57 and $74 respectively.

NOTE 5:-	INVESTMENT IN A MAJORITY-OWNED COMPANY

In December 1997, the Company set up SuperCom Slovakia, owned equally with a third-party investor, in order to execute a transaction with the Ministry of Interior of the Slovak Republic.

In March 2000, the Company purchased an additional 16% of SuperCom Slovakia, at a nominal value of $1, and granted such third-party investor a $275 loan, bearing interest of 0.7% per month. Interest is compounded on the outstanding principal balance of the loan and is to be repaid under the same conditions as the outstanding principal balance. The third-party investor has an option to buy back 16% of the shares for $1 upon repayment of the loan to the Company. During 2006, the Company wrote down the entire loan balance due to litigation developments regarding this issue and due to low probability of collection of the loan. See Note 10c2. During all the reported periods, the subsidiary had no operating activity.

The Company currently owns 66% of SuperCom Slovakia's outstanding shares and accounts for the investment using the equity method of accounting due to the substantive participation rights held by the non-controlling interest holder which impacts the Company’s ability to exert control over the investee.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011
	$	$
Cost:
Computers and peripheral equipment	274	254
Office furniture and equipment	198	194
Leasehold improvements	29	24
	501	472
Accumulated depreciation:
Computers and peripheral equipment	253	246
Office furniture and equipment	143	128
Leasehold improvements	12	2
	408	376
Depreciated cost	93	96

Depreciation expenses for the years ended December 31, 2012, 2011 and 2010, were $32, $28 and $47, respectively.

The property and equipment also include intangible assets in amount of $72, which have been fully depreciated.

NOTE 7:-	BANK CREDIT

a.
On February 10, 2011, the Company received a  $100 credit line from an Israeli bank. As of December 31, 2012 and December 31, 2011, the entire amount was utilized. The credit line is secured by the personal guarantee of the Company’s chairman of the board of directors and chief executive officer.

b.	Regarding guarantees and liens - see Note 10b.

NOTE 8:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2012	2011
	$	$

Accrued marketing expenses	-	541
Subcontractors of long term contract	-	252
Litigation provision	-	147
Related parties	387	414
Legal service providers	69	365
Withholding tax provision in respect of convertible bonds held by controlling shareholder	-	177
Other accrued expenses	321	268

	777	2,164

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities and those of certain subsidiaries are rented under several operating lease agreements for periods ending in 2013. The monthly lease amount, including management fees of the leased properties, is approximately $15.

Future minimum lease commitments under non-cancelable operating leases for the year ended December 31 2013, are as follows:

2013	141
$141

b.	Guarantees, indemnity and liens:

1.
The Company issued on October 17, 2011 a bank guarantee of up to NIS 62,662 ($16 as of December 31, 2011) to the services company for its new offices in Herzliya (see a above, which was replaced by a security deposit of NIS 74,013($20 as of December 31, 2012).

2.
On April 29, 2012, the Company’s board of directors approved the recording of a floating charge, unlimited in amount, on all of the Company’s assets in favor of the Company’s chairman of the board of directors and chief executive officer in order to secure personal guarantees granted by them in favor of the Company to a bank (see Note 7a) and in order to secure short-term loans that are given by them from time to time to the Company.

c.	Litigation:

1.
In April 2004, the Department for Resources Supply of the Ministry of Ukraine (the "Department") filed a claim with the International Commercial Arbitration Court at the Ukrainian Chamber of Commerce and Industry (the “Arbitration Court”) to declare a contract dated April 9, 2002, between the Company and the Ministry of Internal Affairs of the Ukraine (the "Ministry"), as void due to defects in the proceedings by which the Company was awarded the contract.  In July, 2004, the Arbitration Court declared the contract as void.  On April 27, 2005, the Company appealed the decision to the High Commercial Court of the Ukraine.  In May 2005, the Department filed a new statement of claim with the Arbitration Court for restitution of $1,048 paid to the Company by the Department under the contract.  On September 27, 2005, the Company received an un favored award issued by the Arbitration Court in the second claim (the "Award").  On December 12, 2005, the Company was informed that the Ukrainian Supreme Court had dismissed its appeal regarding the July 2004 decision. On June 29, 2006, the Ukrainian Supreme Court held that the Arbitration Court award was valid and legal under applicable law.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation: (cont.)

1.
(cont.)

On September 28, 2008, the Department filed a petition (the "Petition") in the Central District Court of Israel (the "Court") under which the Department requested the confirmation of the Award as a valid foreign arbitral award under the laws of the State of Israel.

In  November 2008, the Company filed with the Court an objection to the Petition and a petition to declare the Award null and void. The Company's objection and petition rely on what the Company believes to be well-based evidence relating to the manner under which the arbitration proceedings were conducted by the Arbitration Court and against their validity and legality. The Company believes that the arbitration proceedings were conducted unfairly and jeopardized its basic rights. The Company's claims are also corroborated by a contrary legal opinion written by one of the arbitrators ("Arbitrator").

During the years 2009 until December 2011, several court sessions where held regarding the Petition, including the testimony of the independent arbitrator, while the Department’s witnesses (including the other two Ukrainian arbitrators) did not appear in court at the times scheduled for their testimony.

On December 5, 2011 the Company submitted a summation in writing. However, the Department did  not submit  its summation and its counsel notified the Court that his appointment as the Department’s counsel had been cancelled.

On April 15, 2012, the Court dismissed the Department’s Petition and also declared the Award null and void.

2.
On October 30, 2003, SuperCom Slovakia received an award from the International Arbitral Center of the Austrian Federal Economic Chamber, in a case against the Ministry of Interior of the Slovak Republic (“the Ministry”) relating to an agreement signed on March 17, 1998.  Upon the Arbitral Award, the Ministry of Interior of the Slovak Republic was ordered to pay SuperCom Slovakia  SKK 80,000,000 (approximately $3,464 as of December 31, 2012) plus interest accruing from March 1999. In addition, the Ministry of Interior of the Slovak Republic was ordered to pay the costs of arbitration in the amount of EUR 42,716 (approximately $56 as of December 31, 2012) and SuperCom Slovakia’s legal fees in the amount of EUR 63,611 (approximately $84 as of December 31, 2012).  The Company initiated an enforcement proceeding to collect the arbitral awards.  The Ministry of Interior of the Slovak Republic filed a claim with the Commercial Court in Vienna, Austria on February 10, 2004, whereby it challenged and requested to set aside the arbitral award.  During September 2005, the Commercial Court of Vienna dismissed the claim.  On October 21, 2005, the Ministry of the Interior of the Slovak Republic filed an appeal.  On August 25, 2006, the Austrian Appellate Court rejected the appeal and ordered the Ministry to reimburse Supercom Slovakia´s costs of the appellate proceeding in the amount of EUR 6,688 within 14 days.  On October 3, 2006, the Company was informed that the Ministry had decided not to file an extraordinary appeal to the Austrian Supreme Court’s decision rejecting its appeal and the award became final. To date, the Company’s efforts to enforce the Commercial Court’s decision have been unsuccessful, and the Company had hired new counsel (on a success based fee)  to support its efforts to enforce the award.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation: (cont.)

3.
On December 16, 1999, Secu-Systems Ltd. filed a lawsuit with the District Court in Tel-Aviv-Jaffa jointly and severally against the Company and its former subsidiary, InkSure Ltd. (“InkSure”), seeking a permanent injunction and damages arising from the printing method applied to certain products developed by InkSure. In its lawsuit, Secu-Systems asserted claims of breach of a confidentiality agreement between Secu-Systems and the Company, unjust enrichment of the Company and InkSure, breach of fiduciary duties owed to Secu-Systems by the Company and InkSure and misappropriation of trade secrets and damage to Secu-Systems’ property.  On March 15, 2006, the Court denied the breach of contract claim, but upheld the claim for misappropriation of trade secrets and ordered InkSure and the Company to cease all activity involving the use of the confidential knowledge and/or confidential information of Secu-Systems. In addition, the court ordered the Company and Inksure to provide a report certified by an accountant setting forth in full the income and/or benefit received by InkSure and the Company as a result of the infringing activity through the date of the judgment, and ordered the Company and Inksure, jointly and severally, to pay to Secu-Systems compensation in the amount of NIS 100,000 ($26 as of December 31, 2012) and legal expenses as well as attorney’s fees in the amount of NIS 30,000 ($8 as of December 31, 2011) (which was paid during 2006). Secu-Systems filed an appeal, and the Company and InkSure filed a counter-appeal, on the above ruling.

During the years thereafter several court sessions were held, judgments were made and appeals were filed by each of the parties. On December 15, 2009, the Court suggested that the parties try a mediation process in order to endeavor to come to an agreement. All the parties agreed to the suggestion.

In the course of the mediation process, during 2010, a mediation agreement in principle was reached. On November 30, 2010, the mediator determined that the sum payable by the Company to Secu-System is NIS 893,000 (approximately $239 as of December 31, 2012). The mediation agreement was approved by the Court on February 5, 2012. The Company paid the agreed upon amount in several payments during 2011 and 2012. As of December 31, 2012, there was no liability outstanding  related to this litigation.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Litigation: (cont.)

4.
On May 7, 2012, a supplier of the Company filed a lawsuit with the Magistrate Court in Tel Aviv seeking  NIS 360,199 (approximately $96 as of December 31, 2012) claiming payments for products which were supplied during 2011 and for payments for products which were purchased by the supplier but were refused by the Company due to the Company’s dissatisfaction in respect of the supplied products. The Company is denying the supplier’s claims and has its own claims against the supplier in respect of the quality of the products supplied. The Company has filed an objection to the Claim and a petition for a recovery by  the Company of its  direct loses due to the supplier’s  lack of performance. The Company's objection and petition rely on what the Company believes to be well-based evidence of  the lack of performance, major delays in delivery, and poor workmanship with respect to some of the products manufactured by the supplier. A preliminary court session was held regarding the Petition, and additional court sessions are scheduled for July 2013. The balance of accounts payable with respect to the supplier as of December 31, 2012 is approximately $46, which represents the value of the supplied products during 2011. No additional provision has been recognized with respect to the supplier's claim.

NOTE 10:-	INCOME TAX

a.	Changes in the Israeli corporate tax rates:

On December 6, 2011, the Law for the Change in the Tax Burden (Legislative Amendments) – 2011 was published  As part of the law, among other things, the Economic Efficiency Law (Legislative Amendments for the Implementation of the Economic Plan for 2009 and 2010) – 2009 and the Income Tax Ordinance (New Version) – 1961 were amended whereby, commencing in 2012, the blueprint for the reduction in the corporate tax rates will be cancelled and the corporate tax rate will be 25%.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws of the countries in which they are located.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 10:-	INCOME TAX (cont.)

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets of the Company and its subsidiaries are as follows:

	December 31,
	2012	2011
	$	$

Operating loss carry forward	10,631	11,128
Reserves and allowances	689	601

Net deferred tax assets before valuation allowance	11,320	11,729
Valuation allowance	(10,287)	(11,729)

Net deferred tax assets	1,033	-

Deferred income taxes consist of the following:
Domestic	5,632	6,892
Valuation allowance	(4,599)	(6,892)
Net deferred tax assets	1,033	-

Foreign	4,999	4,837
Valuation allowance	(4,999)	(4,837)

	-	-

As of December 31, 2012, the Company and its subsidiaries have provided a valuation allowance of $10,287 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries had net profits during the 2011 and 2012, the deferred tax assets will be realized in the next two years.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 10:-	INCOME TAX (cont.)

d.	Carryforward tax losses:

SuperCom Ltd. has accumulated losses of approximately $22,528 for tax purposes as of December 31, 2012, which losses may be carried forward and offset against taxable income in the future for an indefinite period. SuperCom Ltd. also has a capital loss in an amount of approximately $14,225 which may be carried forward and offset against capital gains for an indefinite period. Losses carryforwards in Israel are measured in NIS.

As of December 31, 2012, SuperCom's subsidiaries in the United States have estimated total available carryforward tax losses of approximately $14,282. In the U.S., tax losses can be carried forward for 20 years. However, utilization of U.S. net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of net operating losses before utilization. An amount of $3,413 of the carryforward tax losses of the Company's U.S. subsidiary is subject to such limitation, due to the acquisition of Security Holding Corp. in 2007.

e.
SuperCom Ltd has received tax assessments which are considered as final through the tax year ended December 31, 2007.

SuperCom’s subsidiaries in the United States and Israel have not received final assessments since their incorporation.

f.	Income (loss) before income tax consists of the following:

	Year ended December 31,
	2012	2011	2010
	$	$	$

Domestic	3,917	1,359	(1,275)
Foreign	(106)	(315)	(451)

	3,811	1,044	(1,726)

g.	Reconciliation of the theoretical tax benefit to the actual tax benefit:

A reconciliation of theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31,
	2012	2011	2010
	$	$	$
Income (loss) before income tax, as reported in the consolidated statements of operations	3,811	1,044	(1,726)
Statutory tax rate in Israel	25%	24%	25%

Theoretical tax (benefit) expense	953	251	(432)
Carryforward losses and other deferred taxes for which a full valuation allowance was recorded	(463)	(253)	486
Changes valuation allowance	(1,442)	-	-
Others	(54)	27	(4)

Actual income tax	(1,006)	25	50

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-        CONVERTIBLE BONDS

In November 2006, the Company raised $3,156.5 through the issuance of units consisting of convertible bonds and warrants. Units valued at $2,500 were issued to Brevan Howard Master Fund Limited (“BH”), and units valued at $656.5 were issued to Special Situation Funds (“SSF”), based on the participation rights provided in a private placement during 2005. According to their original terms, the convertible bonds were to mature three years from the date of issuance and bear interest at an annual rate of 8% (which was updated as described below). Any withholding and other taxes payable with respect to the interest was to be grossed up and paid by the Company (approximately 3% of the principal of the bonds), payment of interest was to be net of any tax. The investors were also granted warrants entitling them to acquire a total of 31,566 ordinary shares at an original exercise price of $21.25 per share during the next five years.

In November 2007, due to a breach of certain conditions of the convertible bonds, the investors had the right to accelerate the repayment of the principal amount of the bonds with all the interest payable until the maturity date of the bonds. However, the Company signed an amendment to the agreement with the investors under which the Company was required to pay to one of the investors interest  of $276 (plus any withholding and other taxes payable with respect to the interest (approximately 3% of the principal of the bonds)) and in respect of the other investors, the Company changed the conversion ratio of the convertible bonds to $18.06. In consideration, the investors waived their right to accelerate the repayment of the convertible bonds. The Company accounted for this amendment as a modification of the convertible bonds.

In November 2007, June 2008, August 12, 2009, following a breach of the original and the amended terms of the convertible bonds, the Company and BH agreed to waive compliance and amend certain provisions of the convertible bonds to, among other things: (i) increase the applicable rate of interest to 12% and by 0.5% every 180 days thereafter; (ii) make monthly payments of $41 against the total amount due under the convertible bonds  over an eight (8) year period; and (iii) increase the number of warrants granted to 37,500 and reduce their exercise price to $1.7 per share. The modification was determined to be a debt extinguishment.

On November 9, 2009, the Company entered into an Amendment Agreement (the “Amendment Agreement”) with SSF (which held  $624 of the convertible bonds). Pursuant to the Amendment Agreement, in exchange for security in certain assets of the Company,  SSF agreed to waive compliance and the Company agreed  to amend certain provisions of the convertible bonds to, among other thing: (i) increase the applicable rate of interest to 12% and by 0.5% every 180 days afterward; (ii) make monthly payments of $10 against the total amount due under the convertible bonds over an eight (8) year period; (iii) reduce the conversion price of the convertible bonds  to $12.75 and reduce the exercise price of the warrants to $1.7; and (iv) increase the number of warrants granted to 7,350.

On August 24, 2010, BH entered into an Absolute Assignment and Transfer of Bond and Warrant (“Assignment”) with Sigma Wave Ltd. (“Sigma”), an Israeli company and a controlling shareholder of the Company. Pursuant to the Assignment, BH  assigned to Sigma all of its rights, title, obligations and interest in the convertible bonds and warrants held by it  as  of September 16, 2010.

On November 8, 2011, SSF assigned to Mr. Eliyahu Trabelsi all of their rights under the convertible bonds and warrants held by them.

The Assignments had no impact on the Company’s assets or liabilities or its financial results.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 11:-        CONVERTIBLE BONDS (Cont.)

As of December 31, 2010, the Company was in compliance with the covenants under the amended convertible bond agreements with respect to bonds held by SSF.

During the year 2011, Sigma and Mr. Eliyahu Trabelsi accepted the Company's debt arrangement proposal with respect to $3,047 of the convertible bonds  in accordance with the proposed arrangement for  the extinguishment of liabilities (see Note 1d). The Company allotted to Sigma and Mr. Trabelsi a total of 3,185,609 ordinary shares of the Company and the Company recorded $2,006 as a gain on extinguishment of debts based on the difference between the carrying amount of the liability extinguished ($3,047) and the fair value of the ordinary shares granted ($222), which gain was credited directly to share capital ($74),  additional paid-in capital ($148) and the fair value of the ordinary shares that the Company was committed to issue ($819). In addition $819 was credited directly to equity as “amount of liability extinguished on account of shares”. An allotment of 1,045,647 ordinary shares was completed on September 2011 and the actual allotments for the remaining 2,139,858 ordinary shares to a trustee of Sigma and to Mr. Eliyahu Trabelsi was completed in April, 2012 (see Note 11).

During 2012, Sigma and Mr. Eliyahu Trabelsi accepted the Company's debt arrangement proposal for $3,592  of convertible bonds held by them. The Company allotted to Sigma and Mr. Trabelsi a total of 3,431,800 ordinary shares of the Company. In accordance with ASC Topic 470-50-40, the Company recorded $2,230 as a gain on extinguishment of debts based on the difference between the carrying amounts of the liability extinguished ($3,592) and the fair value of the ordinary shares granted ($1,367), which was credited directly to share capital ($221) and additional paid-in capital ($1,146).

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL

a.
The Company's ordinary shares are quoted under the ticker symbol “SPCBF” on the OTCQB Market , which operates an electronic quotation service for securities traded over-the-counter.

On May, 14 2007 a 1 for 5.88235 reverse split of the Company’s ordinary shares became effective. Pursuant to this reverse share split, each 5.88235 ordinary shares of NIS 0.01 par value became 1 ordinary share of NIS 0.0588235 par value.

b.	During 2010, the Company increased its authorized share capital to 12,235,288 ordinary shares.

c.
During 2011, 70,588 ordinary shares, were issued as settlement of  liabilities to an officer in an aggregate amount of  $51. Regarding ordinary shares that were issued during 2011 and 2012, as a part of  debt to equity conversion , see Note 1.

d.	Shareholders’ rights:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

e.	Stock options:

1.
In 2003, the Company adopted a stock option plan under which the Company issues stock options (the “Option Plan”). The Option Plan is intended to provide incentives to the Company’s employees, officers, directors and/or consultants by providing them with the opportunity to purchase ordinary shares of the Company. Subject to the provisions of the Israeli Companies Law, the Option Plan is administered by the Compensation Committee, and is designed: (i) to comply with Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and the rules promulgated thereunder and to enable the Company and grantees thereunder to benefit from Section 102 of the Israeli Tax Ordinance and the Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102 of the Israeli Tax Ordinance. Options granted under the Option Plan are exercisable ratably over a period of three to five years or immediately in certain circumstances, commencing with the date of grant. The options generally expire no later than 10 years from the date of grant. Any options which are forfeited or canceled before expiration become available for future grants.

On June 27, 2007, the Compensation Committee and board of directors of the Company approved a new option plan under which the Company may grant stock options to U.S. employees of the Company and its subsidiaries. Under this new option plan, the Company may grant both qualified (for preferential tax treatment) and non-qualified stock options. On August 15, 2007, the new option plan was approved by the shareholders of the Company at the general shareholders meeting.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

2.
During 2010 no options were granted.

On August 9, 2011, the Company issued options to purchase up to 35,294 shares to a former officer of the Company as part of his employment agreement. The options (the fair value of which was estimated at $6) have an exercise price of $0.47, vested immediately and will expire after five years.

On August 11, 2011, the Company issued options to purchase up to 70,588 shares to a former officer of the Company as part of the extinguishment of liabilities (see Note 1d). The options (the fair value of which was estimated at $36, based on the Company’s share market price at the date the extinguishment was determined) have an exercise price of nil, vested immediately and expired on December 31, 2012.

On August 24, 2011, the Company issued options to purchase up to 90,588 shares to several employees of the Company. The options (the fair value of which was estimated at $18) have an exercise price of $0.85. Of such options, 36,471 options vested on January 1, 2012 and the remaining 54,118 will vest on January 1, 2013. The options will expire after ten years.

During 2012 no options were granted.

3.	A summary of the Company's stock option activity and related information is as follows:

	Year ended December 31
	2012		2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Outstanding at Beginning of year	509,143	3.36	330,404	5.23	350,394	5.70
Granted	-	-	196,470	0.47	-	-
Exercised	(80,499)	0.00	(2,354)	0.09	(2,590)	0.07
Canceled and forfeited	(299,692)	6.84	(15,377)	7.40	(17,400)	14.96
Outstanding at end of year	128,952	4.12	509,143	3.36	330,404	5.23
Exercisable at end of year	92,482	5.40	418,554	3.91	330,404	5.23

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

3.
A summary of the Company’s stock option activity and related information is as follows (cont.):

The weighted average fair value of options granted during the reported periods (excluding 70,588 options granted in 2011 as part of the extinguishment of liabilities) was $0.21 per option for the year ended December 31, 2011. In 2010 and 2012 no options were granted.

The fair value of these options was estimated on the date of grant using the Black & Scholes option pricing model. The following weighted average assumptions were used for the 2011 grants: risk-free rate of 0.76%, dividend yield of 0%, expected volatility factor of 176.54% and expected term of 4.64 years.

The expected volatility was based on the historical volatility of the Company’s stock. The expected term was based on the historical experience and based on Management estimate.

Compensation expenses recognized by the Company related to its share-based employee compensation awards were $7, $10, and $14 for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table summarizes the allocation of the stock-based compensation charge:

	Year ended December 31,
	2012	2011	2010
	$	$	$

Cost of revenues	1.5	2	3
Research and development expenses	4	5	2
Selling and marketing expenses	-	-	3
General and administrative expenses	1.5	3	6

	7	10	14

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL (Cont.)

e.	Stock options (cont.):

3.	The options outstanding and exercisable as of December 31, 2012, have been separated into ranges of exercise prices as follows:

Range of exercise price	Options outstanding as of December 31, 2012	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value	Options exercisable as of December 31, 2012	Weighted average exercise price	Aggregate intrinsic value
$

0.00 - $ 0.85	104,940	6.74	0.64	-	68,470	0.55	-

10.50 - $ 14.37	3,400	1.24	13.01	-	3,400	13.10	-
17.51 - $ 19.72	9,976	3.94	18.87	-	9,976	18.87	-
21.25 - $ 22.27	10,635	2.08	21.68	-	10,635	21.68	-

	128,951		4.12		92,481	5.40

The total intrinsic value of options exercised during the years ended December 31, 2012,  2011 and 2010 was $0, $1, and $1, respectively, based on the Company’s average stock price of $ 0.60, $0.43, and $0.60, during the years ended on those dates, respectively.

A summary of the status of the non-vested options granted to employees as of December 31, 2012 and changes during the year ended December 31, 2012 is presented below:

	Options	Weighted–average grant-date fair value

Non-vested at January 1, 2012	90,588	$0.21
Granted
Vested (including cancelled and exercised)	(54,117)	0.21
Forfeited	-	-
Non-vested at December 31, 2012	36,471	$0.21

As of December 31, 2012, there was $3 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plans.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL (Cont.)

f.	Private placements and warrants:

1.
During 2010, warrants to acquire up to 414,115 shares were granted, of which 130,317 warrants, with an exercise price of $0.64 per share were granted to an investor as a part of private placement (see 4 below) and 283,798 warrants, with an exercise price of $nil per share were granted to certain creditors as part of the extinguishments of liabilities (see Note 1d). The fair market value of the warrants granted under the debt extinguishment is $147, based on the market price of the Company’s shares at the date when the extinguishment was determined.

During 2011, warrants to purchase up to 254,558 shares with an exercise price of $ nil per share were granted to certain creditors as part of the extinguishments of liabilities (see Note 1d). The fair market value of the warrants granted is $143, based on the market price of the Company’s share s at the date when the extinguishment was determined.

During 2012, warrants to purchase up to 325,754 shares with an exercise price of $nil per share were granted to certain creditors as part of the extinguishments of liabilities (see Note 1d). The fair market value of the warrants granted is $124, based on the market price of the Company’s share s at the date when the extinguishment was determined.

2.
A summary of the Company’s warrants activity to consultants and investors (including warrants issued in connection with convertible bonds and extinguishment of liabilities) and related information is as follows:

	Year ended December 31,
	2012		2011		2010
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price(*)	Number of warrants	Weighted average exercise price
	-		$-		$-	$
Outstanding at beginning of year	706,555	1.53	507,530	1.53	154,990	11.48
Granted	325,754	0.00	254,558	0.00	414,115	0.21
Exercised	(167,719)	1.74	-	-	-	-
Canceled and forfeited	-	-	(55,533)	5.27	(61,575)	15.00
Outstanding at end of year	864,590	0.55	706,555	0.68	507,530	1.53
Exercisable at end of year	864,590	0.55	706,555	0.68	507,530	1.53

(*)	The weighted average exercise price is after re-pricing the exercise price related to the convertible bond holders.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL (Cont.)

f.	Private placements and warrants (cont.):

2.         (cont.)

The warrants to consultants and investors (including warrants issued in connection with the convertible bonds and extinguishment of liabilities), outstanding and exercisable as of December 31, 2012, have been separated into ranges of exercise prices as follows:

Range of exercise price	Warrants outstanding and exercisable as of December 31, 2012	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value
	-		$	$

$ 0.00	696,390	0.23	0.00	266
$ 0.64 - $ 2.76	149,140	2.05	0.89	-
$ 10.63 - $ 15.00	4,706	0.38	14.37	-
$ 18.79 - $ 20.61	14,353	1.07	20.06	-

	864,589		0.55

3.
The fair value of all the warrants granted as described above was measured based on the fair value of the instruments issued on the date of grant, since, based on the opinion of the Company’s  management, such measurement is more reliable than the fair value of services.

4.
On March 22, 2010, the Company entered into a subscription agreement with a private investor, Mr. Yitzchak Babayov (the “Investor”), pursuant to which at a March 23, 2010 closing, the Company issued 361,991 of its ordinary shares (the “Transaction Shares”) in consideration of a cash payment of $200.

Concurrent with the execution of the subscription agreement, the Company and the Investor entered into a warrant agreement pursuant to which the Investor received a warrant  to purchase up to 130,317 ordinary shares of the Company at an exercise price of $0.64 per share. The warrant has a term of five (5) years and contains standard adjustments for stock dividends, stock splits, reclassification and similar events. The Company’s shareholders approved and ratified the terms of the transaction with the Investor at the annual general meeting held on September 12, 2010. The approval of the transaction, which provided the Investor with the ability to acquire more than twenty five percent (25%) of the Company’s issued and outstanding shares as of the date of the agreement, exempted such acquisition from the Israeli tender offer requirements

The Transaction Shares and the ordinary shares issuable upon the exercise of the warrant have not been registered under the Securities Act and may not be offered or sold except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 12:-        SHARE CAPITAL (Cont.)

g.	Dividends:

No dividends were declared in the reported periods. In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to distribute cash dividends in the foreseeable future.

h.	Convertible bonds and warrants issued to the convertible bond holders – see Note 11.

NOTE 13:-	RELATED PARTY TRANSACTIONS

a.
On October 1, 2001, the Company entered into a consulting agreement with a company owned by a former chairman of the board of directors, Mr. Eli Rozen, who also was one of the co-founders of the Company.

In consideration of these consulting services, the Company  undertook to pay Mr. Rozen $10.5 per month plus motor vehicle expenses. In addition the Company was required to pay $1.5 per month as a director’s fee. During 2009, the Company paid $32 in cash pursuant to this agreement. Regarding the partial payment in options during 2009, see Note 13d below and regarding debt extinguishment during 2010 then, see Note 13e below.

On July 8, 2010, the board of directors accepted the resignation of the then chairman of the board of directors, effective July 25, 2010. The Company recorded during 2010 an expense of $75 related to his former consulting agreement. In addition, on July 8, 2010, the Company entered into a services agreement with him (and as of that date one of the Company’s major shareholders), pursuant to which the parties terminated the former consulting agreement and agreed that he will provide the Company with ongoing consulting services as may be reasonably required by the Company, for the  consideration of 2% of the Company’s gross receipts from a major customer and the reimbursement of reasonable costs and expenses incurred by him.

During 2012, 2011 and 2010, the Company recorded an expense of $ 24, $130 and $83, respectively, in accordance with the services agreement, which was terminated on July 7, 2012.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-	RELATED PARTY TRANSACTIONS (Cont.)

b.
On October 1, 2001, the Company entered into a consulting agreement with a company owned by a former member of the Company's Board of Directors, who was one of the Company's co-founders and a principal shareholder. On January 13, 2005, the General Shareholders Meeting approved, among other things, the following amendments to the consulting agreement:

•	As of the date of the approval of the General Shareholders Meeting, the consideration payable under the consulting agreement will be $7 per month.

•	Upon the termination of a car lease agreement in March 2005, to increase the car lease to a price of up to NIS 4,200 (approximately $1.1 as of December 31, 2011) per month, excluding tax.

In addition, the Company was required to pay $1.5 per month as a director’s fee.

During 2009 the Company paid $22 in cash pursuant to this agreement. Regarding the partial payment in options during 2009, see below Note 13d and regarding debt extinguishment during 2010 see Note 13e below.

On July 8, 2010, the Company's board of directors accepted the resignation of this director, effective immediately. The Company recorded an expense of $53 during 2010 related to the former director's consulting agreement. In addition, on July 8, 2010, the Company entered into a services agreement with the former  director (and as of that date one of the Company’s major shareholders), effective immediately, pursuant to which the parties terminated the former consulting agreement and agreed that the former director will provide management services with respect to a certain project for a consideration of: (i) a monthly fee of $3, (ii) reimbursement of reasonable costs and expenses incurred by him, and (iii) the provision of  a cellular phone and automobile. The Company also agreed to grant the former director options to purchase up to 11,765 ordinary shares of the Company according to terms to be determined by the Board of Directors, which terms have not yet been determined.

During 2012, 2011 and 2010, the Company recorded an expense of $18, $63 and $38, respectively, in accordance with the services agreement with the former director, which agreement was terminated on July 7, 2012.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-	RELATED PARTY TRANSACTIONS (Cont.)

c.
On October 1, 2001, the Company entered into a consulting agreement with a company owned by one of the co-founders of the Company, Mr. Jack Hassan.

In consideration for these services, the Company was required to pay $4.6 per month, plus motor vehicle expenses. During 2009 the Company paid $15 in cash pursuant to this agreement. Regarding the partial payment in options during 2009, see Note 13d below and regarding debt extinguishment during 2010, see Note 13e below.

The Company recorded an expense of $37 during 2010 related to the former consulting agreement. On July 8, 2010, the Company entered into a services agreement with the co-founder of the Company(and as of that date, one of the Company’s major shareholders), effective immediately, pursuant to which the parties terminated the former co-founder's consulting agreement and agreed that the co-founder will provide the Company with ongoing consulting services as may be reasonably required by the Company for a consideration of a monthly fee of $3 and reimbursement of reasonable costs and disbursements incurred by him in connection with his services. The Company also granted the co-founder options to purchase up to 23,529 ordinary shares of the Company according to terms to be determined by the board of directors, which terms have not yet been determined.

During 2012, 2011 and 2010, the Company recorded expenses of $19, $39 and $21, respectively, in accordance with the services agreement with the co-founder, which agreement was terminated on July 7, 2012.

d.
On December 21, 2008, a special general meeting of shareholders approved that as part of a cost cutting plan, all of the Company's non-external directors will join a temporary arrangement for a minimum of three months pursuant to which the remuneration payable to them shall be paid in fully vested options to purchase shares of the Company instead of in cash, effective October 1, 2008, with an option for the Company to extend it from time to time for additional consecutive periods of up to twelve (12) months in the aggregate. During 2009, options to purchase an aggregate of 112,598 of the Company’s ordinary shares were granted to the  non-external directors as part of the cost cutting plan. The options have an exercise price of NIS 0.25 per share, vested immediately and will expire after ten years.

e.
As part of the debt extinguishment plan of the Company (see also Note 1d) and in accordance with their services agreements, the abovementioned service providers agreed to a partial forgiveness of the debts due to them under the former consulting agreements accrued from October 1, 2009 until July 8, 2010, which total amount was $245, in consideration of the issuance of warrants to purchase 254,840 ordinary shares of the Company at an exercise price of nil. The fair value of the warrants was estimated as $130. The difference between the carrying amount of the amounts due and the fair value of the warrants was recognized as a capital gain. During 2012,  138,762 warrants were exercised.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 13:-	RELATED PARTY TRANSACTIONS (Cont.)

f.
On July 25, 2010, the Company's board of directors elected Mrs. Tsviya Trabelsi to serve as the chairman of the board of directors. Mrs. Trabelsi is an officer at Sigma, which is the controlling shareholder of the Company and is also the wife of the Company’s chief executive officer and the sister of one of the members of the Company’s board of directors. On May 12, 2011, the special general meeting approved the service agreement of Mrs. Trabelsi whereby her monthly fee will be calculated every month at 60% of the Company’s chief executive officer’s monthly cost. In addition to the above consideration, the Company agreed to bear all reasonable costs and expenses incurred by her in connection with her services and to provide her with an automobile. On December 12, 2011, Mrs. Trabelsi resigned from the board effective immediately and the Board of Directors of the Company approved the appointment of Mr. Arie Trabelsi as its new chairman, effective immediately. On December 27, 2012, the general meeting of shareholders approved the appointment of Mrs. Trabelsi as its new chairman. Her management services fees are subject for approval by the general assembly on May, 9, 2013.

g.
Mr. Trabelsi has served as the chief executive officer of the Company since June 1, 2012, and served as the chairman of the Company’s board  of directors from December 12, 2011 until  December 27, 2012. Mr. Trabelsi is the sole director of Sigma, which is the controlling shareholder of the Company. His management services fees are subject to approval by the general assembly on May 9, 2013.

h.	As of December 31, 2012, the Company accrued $226 as expenses arising from all related parties providing consulting services.

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 14:-        SEGMENTS, MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of ASC Topic 280, "Segment Reporting".

The following is a summary of revenues from external customers of the continued operations within geographic areas and data regarding property and equipment, net:

	Year ended December 31,
	2012		2011		2010
	Total	Property and	Total	Property and	Total	Property and
	Revenues	Equipment, net	revenues	Equipment, net	revenues	Equipment, net
	$	$	$	$	$	$
East European country (*)	8,637	-	7,498	-	6,770	-

United States	217	17	344	24	536	37
Israel	86	76	80	72	83	73

	8,940	93	7,922	96	7,389	110

-	Revenues were attributed to countries based on the customer’s location.

-
Property and equipment were classified based on geographic areas in which such property and equipment items are held.

(*) Due to the demand of the customer, the name of the specific country cannot be disclosed.

b.	Summary of revenues from external customers of the continued operations based on products and services:

	Year ended December 31,
	2012	2011	2010
	$	$	$

Raw materials and equipment	3,856	5,822	3,822
Maintenance, royalties and project management	5,084	2,100	3,567

	8,940	7,922	7,389

c.	Major customer data as a percentage of total sales from external costumers of the continued operations:

	Year ended December 31,
	2012	2011	2010

Customer A	64%	95%	92%

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 15:-	OTHER (INCOME) EXPENSES

	Year ended December 31,
	2012	2011	2010
	$	$	$

Gain on prior years subcontract provision	(323)	-	-
Capital loss on disposal of property and equipment	-	6	-
Doubtful debt provision	1,595
Gain on extinguishment of debts (*)	(187)	(143)	(124)
Capital gain on sale of subsidiary	-	-	(272)
Net total	1,085	(137)	(396)

(*)	Comprised of the capital gain on extinguishment of working capital related liabilities (employees, service providers etc.). See also Note 1.

Bad debt

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31:

	Balance at beginning	provision	Balance at end
	of period	of period	of period
	USD
	(in thousands)

2010	3,470	(1,937)	1,553
2011	1,553	(1,419)	134
2012	134	1,592	1,726

SUPERCOM LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

U.S. dollars in thousands (except per share data)

NOTE 16:-        FINANCIAL (EXPENSES) INCOME, NET

	Year ended December 31,
	2012	2011	2010
	$	$	$
Financial expenses:
Interest, amortization of discount, bank charges and fees (*)	(425)	(1,021)	(621)
Exchange differences	-	-	(57)

Total financial expenses	(425)	(1,021)	(678)
Financial income:

Gain on extinguishment of convertible bonds (**)	2,230	2,006	-
Exchange differences	-	5	-
Interest	-	-	-

Total financial income	2,230	2,011	-

Net total	1,805	990	(678)

(*)	In 2012, 2011 and 2010, includes expenses of $445, $968, and $586 related to convertible bonds, respectively. (See Note 11 above).

(**)	See Note 1

NOTE 17:-        SUBSEQUENT EVENT

a.
On August 22, 2013, the shareholders of the Company approved a resolution to amend the Company's Memorandum of Association and Articles of Association to effect a 1:4.250002 share consolidation of the Ordinary Shares of the Company.

All amounts of shares and per shares have been retroactively amended to give effect to the reverse stock split.

b.
On September 12, 2013, the Company's ordinary shares were approved for listing on the NASDAQ Capital Market and began trading on the NASDAQ Capital Market under the ticker symbol 'SPCB' on September 17.

SUPERCOM LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
 (U.S. dollars in thousands)

	June 30,	December 31,
	2013	2012
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	368	225
Trade receivable, net	2,458	1,598
Deferred tax short term	3,080	516
Other accounts receivable and prepaid expenses	672	311
Inventories, net (Note 2)	329	280

Total current assets	6,907	2,930

LONG-TERM ASSETS
Severance pay funds	210	203
Deferred tax long term	963	517

Property and equipment, net	148	93

TOTAL ASSETS	8,228	3,743
CURRENT LIABILITIES
Short-term bank credit	81	101
Trade payables	1,776	1,780
Employees and payroll accruals	324	138
Accrued expenses and other liabilities	953	777
Total current liabilities	3,134	2,796

LONG-TERM LIABILITIES
Accrued severance pay	256	236
Total long-term liabilities	256	236

SHAREHOLDERS' EQUITY:
Ordinary shares	603	574
Additional paid-in capital	43,616	43,518
Amount of liability extinguished on account of shares	-	127
Accumulated deficit	(39,381)	(43,508)

Total shareholders' equity	4,838	711

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,228	3,743

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Six months ended June 30
	2013	2012
REVENUES	3,903	3,940

COST OF REVENUES	(541)	(1,233)

GROSS PROFIT	3,362	2,707

OPERATING EXPENSES
Research and development, net	349	142
Sales and marketing	1,410	1,464
General and administration	435	491
Other income	-	(292)
Total operating expenses	2,194	1,805

OPERATING INCOME	1,168	902

FINANCIAL EXPENSES (INCOME), NET	42	(1,869)

INCOME BEFORE INCOME TAX	1,126	2,771

INCOME TAX (EXPENSES) BENEFIT	3,001	(13)

NET INCOME	4,127	2,758

NET INCOME PER SHARE

Basic	0.47	0.62

Diluted	0.43	0.51

Weighted average number of ordinary shares used in computing basic income per share	8,740,001	4,481,635

Weighted average number of ordinary shares used in computing diluted income per share	9,553,082	5,415,892

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
 (U.S. dollars in thousands, except share data)

	Ordinary shares
	Number of Shares	Share capital	Additional paid-in capital	Amount of liability extinguished on account of shares	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2011	2,831,827	192	41,713	819	(48,325)	(5,601)
Shares, options and warrants issued in connection with extinguishments of liabilities	5,571,658	-	125	1,240	-	1,365
Net income	-	-	-	-	2,758	2,758

Balance as of June 30, 2012	8,403,485	192	41,838	2,059	(45,567)	(1,478)

Balance as of December 31, 2012	8,651,703	574	43,518	127	(43,508)	711
Exercise of options	429,600	29	98	(127)	-	-
Net income	-	-	-	-	4,127	4,127

Balance as of June 30, 2013	9,081,303	603	43,616	-	(39,381)	4,838

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
 (U.S. dollars in thousands)

	Six months ended June 30
	2013	2012
Cash flows from operating activities:

Net income	4,127	2,758

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	21	12
Accrued severance pay	20	6
Deferred tax	(3,010)	-
Decrease (increase) in trade receivables, net	(860)	366
Decrease (increase) in other accounts receivable and prepaid expenses	(361)	47
Decrease (increase) in inventories, net	(49)	(6)
Increase (decrease) in trade payables	(4)	(724)
Increase (decrease) in employees and payroll accruals	186	(18)
Increase (decrease ) in accrued expenses and other liabilities	176	(2,592)

Net cash provided by (used in) operating activities	246	(151)

Cash flows from investing activities:
Purchase of property and equipment	(76)	(6)
Decrease in severance pay fund	(7)	(3)

Net cash used in investing activities	(83)	(9)

Cash flows from financing activities:
Short-term bank credit, net	(20)	(11)
Net cash used in financing activities	(20)	(11)

Increase (decrease) in cash and cash equivalents	143	(171)
Cash and cash equivalents at the beginning of the year	225	215

Cash and cash equivalents at the end of the year	368	44

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
 (U.S. dollars in thousands)

	Six months
	Ended June 30,
	2013		2012

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	-	*	3
Income taxes, net	9		13

Supplemental disclosure of non-cash investing and financing activities:

Extinguishments of liabilities credited to shareholder’s equity	-		1,365

*Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

SUPERCOM LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

The unaudited Interim Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2012.

These unaudited interim consolidated financial statements of the Company and its subsidiaries (collectively referred to as "Company"), as of June 30, 2013 and for the six month then ended, have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. In the opinion of our management, all material adjustments considered necessary for a fair presentation of the financial information as of and for the periods presented have been included.

Accounting Policies
The significant accounting policies followed in the preparation of these interim financial statements are identical to those applied in the preparation of the latest annual financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

SUPERCOM LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	INVENTORIES, NET

	June 30	December 31
	2013	2012

Raw materials, parts and supplies	276	259
Finished products	43	21

	329	280

As of June 30, 2013 and December 31, 2012, the inventory is presented net of write offs, for slow inventory in the amount of approximately $57.

NOTE 3:-        SUBSEQUENT EVENT

a.
On August 22, 2013, the shareholders of the Company approved a resolution to amend the Company's Memorandum of Association and Articles of Association to effect a 1:4.250002 share consolidation of the Ordinary Shares of the Company.

All amounts of shares and per shares have been retroactively amended to give effect to the reverse stock split.

b.
On September 12, 2013, the Company's ordinary shares were approved for listing on the NASDAQ Capital Market  and began trading on the NASDAQ Capital Market under the ticker symbol 'SPCB' on September 17.

c.
On August 14, 2013 the Company entered into an asset purchase agreement with On Track Innovations Ltd. (NASDAQ: OTIV), or OTI, to acquire OTI’s SmartID Division, including all contracts, software, other related technologies and IP assets. The Company will pay OTI $10 million and contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones.

Somekh Chaikin KPMG Millennium Tower 17 Ha'arba'a Street, PO Box 609 Tel Aviv 61006 Israel	Telephone 972 3 684 8000 Fax 972 3 684 8444 Internet www.kpmg.co.il

Report of Independent Auditors

The Board of Directors and Shareholders
On Track Innovations Ltd.:

We have audited the accompanying carve out consolidated balance sheets of Smart ID Division (the “Smart ID Division”), (a division of On Track Innovations Ltd.) - as defined in Note 1 to the carve out consolidated financial statements, as of December 31, 2012 and 2011, and the related carve-out consolidated statements of operations, changes in net parent investment and cash flows for each of the years in the two-year period ended December 31, 2012. These carve out consolidated financial statements are the responsibility of the SmartID Division’s management. Our responsibility is to express an opinion on these carve out consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SmartID Division’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the carve out consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smart ID Division (a division of On Track Innovations Ltd.), as defined in Note 1 to the carve out consolidated financial statements, as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

Tel Aviv, Israel
August 25, 2013

SmartID Division

(A Division of On Track Innovations Ltd.)

Carve-Out Consolidated Balance Sheets

US dollar in thousands

	December 31
	2012	2011
Assets

Current assets
Cash and cash equivalents	$25	$321
Trade receivables (net of allowance for doubtful
accounts of $254 and $0 as of December 31, 2012
and December 31, 2011, respectively)	3,291	2,951
Other receivables and prepaid expenses	1,369	686
Short term restricted deposit for employees benefit	1,372	-
Inventories	1,275	1,801

Total current assets	7,332	5,759

Long term restricted deposit for employees benefit	110	-

Severance pay deposits	179	387

Property, plant and equipment, net	482	397

Intangible assets, net	-	112

Total Assets	$8,103	$6,655

The accompanying notes are an integral part of these carve-out consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Carve-Out Consolidated Balance Sheets

US dollar in thousands

	December 31
	2012	2011
Liabilities and net Parent investment

Current Liabilities
Current maturities of long-term bank loans	$1,003	$1,302
Trade payables	1,401	1,043
Accrued severance pay	1,595	-
Other current liabilities	3,371	2,506
Total current liabilities	7,370	4,851

Long-Term Liabilities
Long-term loans, net of current maturities	555	1,491
Accrued severance pay	371	1,464
Total long-term liabilities	926	2,955

Total Liabilities	8,296	7,806

Commitments and Contingencies

Total net Parent investment	(193)	(1,151)

Total Liabilities and net Parent investment	$8,103	$6,655

The accompanying notes are an integral part of these carve-out consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Carve-Out Consolidated Statements of Operations

US dollar in thousands

	Year ended December 31
	2012	2011
Revenues	17,391	20,414

Cost of revenues	7,604	8,855

Gross profit	9,787	11,559
Operating expenses
Research and development	2,774	2,800
Selling and marketing	4,196	4,190
General and administrative	3,541	2,677
Amortization of intangible assets	112	385

Total operating expenses	10,623	10,052

Operating profit (loss)	(836)	1,507
Financial expenses, net	(113)	(129)

Profit (loss) before taxes on income	(949)	1,378

Taxes on income	(93)	(180)

Net profit (loss)	$(1,042)	$1,198

The accompanying notes are an integral part of these carve-out consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Carve-Out Consolidated Statements of Changes in Net Parent Investment

US dollar in thousands

	Year ended December 31
	2012	2011
Net Parent Investment, Beginning of Year	(1,151)	(4,552)

Net profit (loss)	(1,042)	1,198
Parent share based compensation	404	375
Net Contributions from Parent	1,596	1,828

Net Parent Investment, End of Year	(193)	(1,151)

The accompanying notes are an integral part of these carve-out consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Carve-Out Consolidated Statements of Cash Flows

US dollar in thousands

	Year ended December 31
	2012	2011
Cash flows from operating activities
Net profit (loss)	(1,042)	1,198

Amortization of intangible assets	112	385
Depreciation	198	202
Provision for severance pay	506	246
Accrued interest on long term loan	60	9
Accrued interest and revaluation on restricted cash	(71)	-
Parent share based compensation	404	375
Changes in operating assets and liabilities:
Increase in trade receivables	(340)	(1,378)
Increase in other receivables and prepaid expenses	(479)	(162)
Decrease (increase) in inventories	526	(243)
Increase in trade payables	358	46
Increase (decrease) in other current liabilities	865	(2,960)
Net cash provided by (used in) operating activities	1,097	(2,282)

Cash flows from investing activities

Purchase of property and equipment	(283)	(129)
Investment in restricted deposit	(1,411)	-

Net cash used in investing activities	(1,694)	(129)

Cash flows from financing activities
Proceeds from long-term bank loans	-	707
Repayment of long-term bank loans	(1,295)	(977)
Parent net investment	1,596	1,828

Net cash provided by financing activities	301	1,558

Decrease in cash and cash equivalents	(296)	(853)
Cash and cash equivalents at the beginning of the year	321	1,174

Cash and cash equivalents at the end of the year	25	321

The accompanying notes are an integral part of these carve-out consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Carve-Out Consolidated Statements of Cash Flows (cont’d)

US dollar in thousands

	Year ended December 31
	2012	2011
Supplementary cash flows information:

Cash paid during the period for:
Interest paid	75	84
Income taxes paid	25	180

The accompanying notes are an integral part of these carve-out consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 1 – Background and Basis of Presentation

On August 14, 2013, SuperCom Ltd. (“SuperCom”) signed a definitive agreement (the “Agreement”) to acquire On Track Innovations Ltd.’s (“OTI”) Smart ID division (“SmartID Division”). Under the Agreement, SuperCom will acquire the SmartID Division’s ongoing operations, including accounts and transfer of related employees, as well as intellectual property directly related to the SmartID business. The SmartID business includes solutions for credentialing, identifying and verifying individuals by combining the capability to support biometric identification with the portability of smart cards. The SmartID solutions include MAGNA™, a complete end-to-end solution for such items as electronic passports (e-Passport), national identity cards (national ID), voter identification cards and drivers licenses.

The SmartID Division includes operations performed by OTI, and wholly owned subsidiaries which operate solely in the SmartID business (“Smart ID Subsidiaries”).
The Smart ID Division Carve-out Consolidated Financial Statements, prepared in connection with the Agreement, present the historical carve-out consolidated financial position, results of operations, changes in net Parent investment and cash flows of the Smart ID Division. The Smart ID Division Carve-out Consolidated Financial Statements have been derived from the accounting records of OTI on a carve-out basis and should be read in conjunction with OTI’s annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2012. The Smart ID Division Carve-out Consolidated Financial Statements have been prepared on a carve-out basis and the results do not necessarily reflect what the financial position, results of operations, or cash flows would have been had the Smart ID Division  been a separate entity or future results, as it will exist upon completion of the Agreement.

OTI’s investment in the Smart ID Division, presented as Total Net Parent Investment in the Smart ID Division Carve-out Consolidated Financial Statements, includes the accumulated net earnings and accumulated net distributions from or to OTI. The Smart ID Division’s results are comprised of the historical operations, assets, liabilities and cash flows of the Smart ID Division  as well as a portion of the Marketing and Corporate functions of OTI.

The SmartID Division has not in past formed a separate legal group nor presented any stand-alone financial statements, and accordingly it is not conceivable to present share capital, earnings per share, equity awards or an analysis of equity reserves. The net assets of the SmartID Division are represented by capital invested in SmartID Division Group and shown as “Total Net Parent Investment”, as mentioned above.

Certain operating results of the Smart ID Division have been specifically identified based on OTI’s existing divisional organization. Certain other expenses presented in the Carve-out Consolidated Statement of Operations represent allocations and estimates of the cost of services incurred by OTI. These allocations and estimates were based on methodologies that Management believes to be reasonable and include administrative costs and foreign exchange gains and losses. The majority of the assets and liabilities of Smart ID Division have been identified based on the existing divisional structure, with the most significant exceptions being property, plant and equipment (“PP&E”), other receivables, other liabilities and long term debt. These items were allocated to these financial statements based on proportionate revenue sold by the Smart ID Division compared to OTI’s entire revenues, after excluding certain components that are not used by the SmartID Division.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 1 – Background and Basis of Presentation (cont'd)

Corporate depreciation and amortization, as well as other operating expenses, have been specifically identified based on OTI’s existing divisional structure where possible. If not possible, these items were allocated based on proportionate revenue sold by the Smart ID Division compared to OTI’s entire revenues, after excluding certain components that are not used by the SmartID Division.

Salaries, benefits, pension, long-term incentives and other post-employment benefits costs, assets and liabilities have been allocated to the Smart ID Division  based on how services were historically provided by existing employees.

Net interest expense has been calculated primarily using the debt balance allocated to the Smart ID Division.

Income taxes have been recorded as if Smart ID Division and its subsidiaries had been separate tax paying legal entities, each filing a separate tax return in its local jurisdiction. See also note 10.

Management believes the assumptions underlying the allocations used in creating the Smart ID Division Carve-out Consolidated Financial Statements are reasonable. However, the Smart ID Division  Carve-out Consolidated Financial Statements herein may not reflect Smart ID Division’s results of operations, financial position, and cash flows in the future or may not be indicative of what Smart ID Division’s operations, financial position, and cash flows would have been if Smart ID Division  had been a stand-alone company. OTI’s direct investment in Smart ID Division is shown as Net Investment in place of Shareholders’ Equity because a direct ownership by shareholders in Smart ID Division does not exist at December 31, 2012 or December 31, 2011.

Certain definitions

$ - United States Dollars
NIS - New Israeli Shekel

As to the SmartID Division’s major customers, see Note 11.

Note 2 - Significant Accounting Policies

The carve-out consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.           Financial statements in U.S. dollars

Substantially all of the SmartID Division’s and certain of its subsidiaries’ revenues are in U.S. dollars. A significant portion of purchases of materials and components and most marketing costs are denominated in U.S. dollars. Therefore, both the functional and reporting currencies of SmartID Division and certain of its subsidiaries are the U.S. dollar.

Transactions and balances denominated in U.S. dollars are presented at their original amounts.

For entities with a U.S. dollar functional currency, transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in ASC Topic 830, Foreign Currency Matters, i.e. at the date the transaction is recognized, each asset, liability, or instance of revenue, expense, gain, or loss arising from the transaction is measured and recorded in the functional currency by use of the exchange rate in effect at that date. When translation using the exchange rates at the dates that the numerous revenues, expenses, gains, and losses are recognized is impractical, an appropriately weighted average exchange rate for the period is used to translate those elements. At each balance sheet date, recorded balances of monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the current exchange rate. Exchange gains and losses from the remeasurement of such items denominated in non U.S. dollar currencies are reflected in the consolidated statements of operations, in net financial expenses, as appropriate.

The functional currencies of the remaining subsidiaries are their local currencies. The financial statements of those companies are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities, and weighted average exchange rates for revenues and expenses (which approximates the translation of each transaction). Translation adjustments resulting from the process of the aforesaid translation are immaterial.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 2 - Significant Accounting Policies (cont'd)

B.           Principles of consolidation

The carve-out consolidated financial statements include the financial statements of the Smart ID Division within OTI and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

C.           Estimates and assumptions

The preparation of the carve-out consolidated financial statements requires management of OTI to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Such estimates include the valuation of useful lives of long-lived assets, revenue recognition, valuation of accounts receivable and allowance for doubtful accounts, inventories, investments, legal contingencies, share based compensation, the assumptions used in the calculation of income taxes and other contingencies. In addition, these carve-out consolidated financial statements were prepared using certain allocations that are based on management’s estimates and assumptions, see note 1. Estimates and assumptions are periodically reviewed by management and the effects of any material revisions are reflected in the period that they are determined to be necessary. Actual results, however, may vary from these estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

D.           Cash and Cash equivalents

Cash equivalents are short-term highly liquid investments and debt instruments that are readily convertible to cash with original maturities of three months or less from the date of purchase.

Cash and cash equivalents comprise of cash held directly by the Smart ID Division Subsidiaries. Cash and cash equivalents of OTI were not allocated to the SmartID Division.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 2 - Significant Accounting Policies (cont'd)

E.            Trade receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. Collections of trade receivable are included in net cash provided by operating activities in the carve-out consolidated statements of cash flows. The carve-out consolidated financial statements include an allowance for loss from receivables for which collection is in doubt.  In determining the adequacy of the allowance consideration is given to the historical experience, aging of the receivable, adjusted to take into account current market conditions and information available about specific debtors, including their financial condition, the amount of receivables in dispute, current payment patterns, the volume of their operations, and evaluation of the security received from them or their guarantors.

F.            Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by calculating raw materials, work in process and finished products on a "moving average" basis. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs, which were not material for  2012 and 2011, have been included in cost of revenues.

SmartID Division applies ASC Topic 330, Inventory which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period charges. In addition, the above topic requires that allocation of fixed production overheads be based on the normal capacity of the production facilities.

G.           Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Years
Computers, software and manufacturing equipment	3-5
Office furniture and equipment	5-16
(mainly - 10)
Motor vehicles	6

H.           Impairment of long-lived assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset to be tested for possible impairment, undiscounted cash flows expected to be generated by an asset is first compared to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

No impairment losses were recorded in 2012 and 2011.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 2 - Significant Accounting Policies (cont'd)

I.             Intangible assets

Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets; generally three to fourteen years.

J.            Revenue recognition

The Smart ID Division generates revenues from product sales. Revenues are also generated from customer services and technical support.

Revenues from products are recognized when delivery has occurred provided there is persuasive evidence of an agreement, the fee is fixed or determinable, collection of the related receivable is probable and no further obligations exist. Revenues are recognized net of value added tax.

Revenues relating to customer services and technical support are recognized as the services are rendered ratably over the term of the related contract.

In arrangements that contain multiple elements, the guidelines set forth in ASU 2010-13 are implemented. Such multiple element arrangements may include providing an IT solution, selling products (such as smart cards) and rendering customer services. Accordingly, the overall arrangement fee is allocated to each element (both delivered and undelivered items) based on their relative selling prices, evidenced by vendor specific objective evidence of selling price ("VSOE") or third party evidence of selling price ("TPE"). In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, the SmartID Division  is required to estimate the selling prices of those elements. Such estimated selling price has been determined using a cost plus margin approach. Since the cost for each element in such arrangements were estimated reliably, the estimated selling price was calculated by multiplying the costs by an average gross margin applicable to each element. Once the standalone selling price for each element was determined, the consideration allocated to each element was recognized as revenues upon meeting the required criteria as described above.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 2 - Significant Accounting Policies (cont'd)

K.           Revenue recognition (cont’d)

In revenue arrangements that include software components, the guidelines set forth in ASU 2010-14 are implemented. Accordingly, software revenue recognition is not applied for tangible products that contain both software and non-software components that function together to deliver the tangible product’s essential functionality.

The guidance described above has been applied for certain arrangements which include providing IT Solution, selling products and customer services. The total arrangement consideration is allocated proportionally to the separate deliverables in the arrangement using Estimated Selling Price for each component. Revenues from sale of its IT Solution and from certain long-term contract are recognized in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts" (“ASC 605-35”).

Pursuant to ASC 605-35, revenues from these contracts are recognized under the percentage of completion method.   The percentage of completion is measured based on output or input criteria, as applicable to each contract. For the reported years, output measures with respect to measuring the progress of completion have been used in all SmartID projects. These measures are based on completion of milestones (i.e., contract milestones as stated in the agreement such as the delivery, installation or shipments of various deliverables) and the amount of operational sites (i.e., progress is measured as a percentage of the sites that are already operational, out of the total sites that are required to be operational under the agreement).

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2012, no such estimated losses were identified.

Revenues and costs recognized pursuant to ASC 605-35 on contracts in progress are subject to management estimates.  Actual results could differ from these estimates.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 2 - Significant Accounting Policies (cont'd)

K.           Research and development costs

Research and development costs, which consist mainly of labor costs, materials and subcontractors, are charged to operations as incurred.

L.   Stock-based compensation

Compensation expense for all share-based payment awards made to employees and directors has been measured and recognized based on estimated grant date fair values. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period.

ASC Topic 718, Compensation – Stock Compensation, requires estimating the fair value of share based payments awards on the date of the grant using an option pricing model. OTI uses the Black-Scholes option pricing model.

OTI elected to recognize compensation cost for awards with only service conditions that have a graded vesting schedule using the straight-line method.

During  2012 and  2011, share-based compensation expenses in the amount of $404 and $375, respectively, were recorded in accordance with ASC 718.

M.           Fair value of financial instruments

The SmartID Division’s financial instruments consist mainly of cash and cash equivalents, accounts receivable, restricted deposits for employee benefits, accounts payable and short-term and long-term loans.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 2 - Significant Accounting Policies (cont'd)

M.           Fair value of financial instruments (cont’d)

Fair value for the measurement of financial assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. SmartID Division utilizes a valuation hierarchy for disclosure of the inputs for fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
•
Level 2 inputs are quoted prices for identical or similar assets or liabilities in less active markets or model-derived valuations in which significant inputs are observable for the asset or liability, either directly or indirectly through market corroboration.

•	Level 3 inputs are unobservable inputs based on SmartID Division’s assumptions used to measure assets and liabilities at fair value.

By distinguishing between inputs that are observable in the market place, and therefore more objective, and those that are unobservable and therefore more subjective, the hierarchy is designed to indicate the relative reliability of the fair value measurements. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

In estimating fair value for financial instruments, the following methods and assumptions were used:

The carrying amounts of cash and cash equivalents, trade receivables, short-term bank credit and trade payables are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

The carrying amounts of variable interest rate long-term loans are equivalent or approximate to their fair value as they bear interest at approximate market rates. At December 31, 2012, fair value of bank loans with fixed interest rates did not differ materially from the carrying amount.

N.           Taxes on income

Taxes on income are accounted for in accordance with ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce deferred tax assets to the amount that is more likely than not to be realized.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 2 - Significant Accounting Policies (cont'd)

N.           Taxes on income (cont'd)

The guidelines of ASC Subtopic 740-10 regarding uncertainty in income taxes (previously known as “FIN 48”), which clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements (“ASC 740-10”) are applied. ASC 740-10 prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. ASC 740-10 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

Interest and penalties related to unrecognized tax benefits are accounted for as a component of income tax expense.

O.           Severance pay

Liability for severance pay for some of the SmartID Division’s Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Those employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. The liability is recorded as if it were payable at each balance sheet date on an undiscounted basis. The liability is classified based on the expected date of settlement, and therefore is usually classified as a long-term liability, unless the termination of the employees is expected during the upcoming year.

Provisions for special termination costs of two executives that were provided for by OTI were not included in these carve-out consolidated financial statements, as these special termination costs are not related to the SmartID Division.

Liability for those Israeli employees is partially provided for by monthly deposits for insurance policies and the remainder by an accrual. The value of these policies is recorded as an asset in the carve-out consolidated balance sheets.

The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash redemption value of these policies. In addition, during 2012 certain amounts were deposited with a trustee, to compensate for any severance pay liability that is not covered by other funds. These deposits are restricted and may be withdrawn only for payment of severance pay liabilities. The severance pay funds and the restricted deposits for employee benefits are classified based on the classification of the corresponding liability.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 2 - Significant Accounting Policies (cont'd)

O.           Severance pay

In respect of other Israeli employees, approval was obtained from the Israeli Ministry of Labor and Welfare, pursuant to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which the current deposits in the pension fund and/or with the insurance company exempt the SmartID Division from any additional obligation to these employees for whom the said depository payments are made. These deposits are accounted as defined contribution payments.

Severance pay expenses for the years ended December 31, 2012 and 2011 amounted to approximately $716 and $443, respectively. Defined contribution plan expenses were $166 and $155 in the years ended December 31, 2012 and 2011, respectively.

P.           Concentrations of credit risk

Financial instruments that potentially subject the SmartID Division to concentrations of credit risk consist principally of cash equivalents and trade receivables.

Cash equivalents are invested mainly in U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the SmartID Division’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Most of the SmartID Division’s trade receivables are derived from sales to large and financially secure organizations. In determining the adequacy of the allowance, management bases its opinion, inter alia, on the estimated risks, current market conditions, in reliance on available information with respect to the debtor's financial position.  As for major customers, see Note 11.

The activity in the allowance for doubtful accounts for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Allowance for doubtful accounts at beginning of year	-	-
Additions charged to allowance for doubtful accounts	254	-

Allowance for doubtful accounts at end of year	254	-

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 2 - Significant Accounting Policies (cont'd)

Q.           Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recognized when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

R.           Recent accounting pronouncements

In December 2011, the FASB issued ASU 2011-11 Balance Sheet (Topic 210)-Disclosures about Offsetting Assets and Liabilities: The amendments in this ASU will enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. OTI will be required to apply the amendments for annual reporting periods beginning on January 1, 2013. It is not expected to have a material impact on SmartID Division’s consolidated financial statements.

In March 2013, the FASB released Accounting Standards Update 2013-05, Foreign Currency Matters - Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”).  ASU 2013-05 prescribes accounting treatment for entities that cease to hold a controlling financial interest (as described in Subtopic 810-10) in a subsidiary or group of assets within a foreign entity when there is a cumulative translation adjustment balance associated with that foreign entity. ASU 2013-05 also prescribes accounting treatment for entities that lose a controlling financial interest in an investment in a foreign entity and those that acquire a business in stages by increasing an investment in a foreign entity from one accounted for under the equity method to one accounted for as a consolidated investment. OTI will be required to apply ASU 2013-05 for annual reporting periods beginning on January 1, 2014. The adoption of ASU 2013-05 is not expected to have a material impact on SmartID Division’s consolidated financial statements.

In July 2013, the FASB released Accounting Standards Update 2013-11, Income Taxes - Presentation of an Unrecognized Tax Benefit When a Net  Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain instances as described therein. Prior to the publication of ASU 2013-11, there was diversity in practice in the presentation of unrecognized tax benefits in those instances.  The Company will be required to apply ASU 2013-11 for annual and interim reporting periods beginning on January 1, 2014. ASU 2013-11 is not expected to have an effect on the SmartID Division’s consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 3 - Other Receivables and Prepaid Expenses

	December 31
	2012	2011
Government institutions	$614	$264
Prepaid expenses	184	175
Short term severance pay deposits	204	-
Other receivables	367	247

	$1,369	$686

Note 4 - Inventories

	December 31
	2012	2011
Raw materials	$377	$753
Work in progress	223	693
Finished products	675	355

	$1,275	$1,801

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 5 - Intangible Assets, Net

	December 31
	2012	2011
Cost
Technology	$691	$691
Customer contracts and relationships	1,448	1,448

Total cost	2,139	2,139

Accumulated amortization and impairments
Technology	691	579
Customer contracts and relationships	1,448	1,448
Total Accumulated amortization	2,139	2,027

	$-	$112

Amortization expense amounted to $112 and $385 for the years ended December 31, 2012 and 2011, respectively.

Amortization expenses of intangible assets were recorded in the statement of operations in the years incurred.

Note 6 - Property, Plant and Equipment, Net

A.           Consist of:

	December 31
	2012	2011
Cost
Computers, software and manufacturing equipment	$3,041	$2,625
Office furniture and equipment	238	209
Motor vehicles	62	-

Total cost	3,341	2,834

Total accumulated depreciation	2,859	2,437

Net book value	$482	$397

B.   Depreciation expenses amounted to $198 and $201 for the years ended December 31, 2012 and 2011, respectively.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 7 - Other Current Liabilities

	December 31	December 31
	2012	2011
Employees and related expenses	$478	$544
Accrued expenses	1,388	811
Customer advances	1,438	1,096
Other current liabilities	67	55

	$3,371	$2,506

Note 8 - Bank Loans

A.           Composition of long-term loans:

	December 31	December 31
	2012	2011
Long-term loans	$1,558	$2,793
Less - current maturities	1,003	1,302

	$555	$1,491

As of December 31, 2012, the bank loans are denominated in U.S. dollars ($1,235; matures in the years 2013 - 2019) and New Israeli Shekels ($323; matures in the years 2013-2019). As of December 31, 2012 these loans bear interest at rates ranging from 4.25%-4.35% per annum.

B.           Repayment dates of long-term loans subsequent to December 31, 2012:

2013	$1,003
2014	97
2015	97
2016	97
2017	97
Thereafter	167

$1,558

C.
Agreements that were made with banks, in order to secure bank services and obtain bank credit and loans, include financial covenants and restrictive covenants. Under the covenants definitions, OTI is obligated to meet at least one of the following: (i) annual revenues of $15 million; (ii) operating profit; (iii) cash balances of $6 million; and equity at a level of 30% of the total assets. As of the balance sheet date OTI is in compliance with all of its covenants.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 9 - Commitments and Contingencies

A.           Commitments and Contingencies

OTI entered into a long term supply agreement with SMARTRAC under which SMARTRAC became OTI’s exclusive supplier for wire-embedded and dual interface inlays, according to its needs, and its supplier for other products at defined terms and prices.

B.           Liens

OTI has recorded floating charges on all of its tangible assets in favor of banks.

OTI's manufacturing facilities have been pledged as security in respect of a loan received from a bank.

C.           Guarantees

As of December 31, 2012, the Smart ID Division granted guarantees to third parties including performance guarantees and guarantees to secure customers advances in the sum of $4,034.
The expiration dates of the guarantees range from February 2013 to July 2015.

D.           Legal claims

On January 27, 2013, subsequent to balance sheet date, a former employee (in this paragraph, the "Plaintiff"), filed a law suit against OTI  in the District Labor Court in Tel Aviv in the amount of NIS 1,400 (approximately $375). The plaintiff alleges that OTI breached the employment agreement with him, and that OTI owes him commission payment for certain sales. At this early stage, OTI, based on legal advice, is unable to estimate the outcome of the law suit.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 10 - Income Taxes

A.	Israeli entities

1.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985

The SmartID Division’s Israeli entities are foreign invested companies, and have elected, commencing January 1, 2007, to maintain their books and records in U.S dollars for tax purposes, as permitted under the tax regulations.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959

OTI maintains three investment programs in buildings, equipment and production facilities, which have been granted the status of “Approved Enterprise” under the Law for the Encouragement of Capital Investments, 1959. OTI elected to adopt the “Alternative Benefits Program” status. This status entitles OTI (due to its location in Israel) to an exemption from taxes on income derived therefrom for a period of 10 years starting in the year in which OTI first generates taxable income, but not later than 14 years from the date of approval (the last of which was received in February 2000) or 12 years from commencement of operations. The tax-exempt profits that are earned by OTI’s “Approved Enterprises” can be distributed to shareholders, without additional tax liability on OTI only upon its complete liquidation.

If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of OTI, they would be taxed at the regular corporate tax rate applicable to such profits as if OTI had not elected the alternative system of benefits (depending on the level of foreign investment in OTI) currently between 10% to 25% for an “Approved Enterprise”. As OTI has not yet reported any taxable income, the benefit period has not yet commenced as of December 31, 2012.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate (see 4 below).

The entitlement to the above mentioned benefits is conditional upon OTI's fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in the Approved Enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and OTI may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the consumer price index and interest. Management believes that OTI is in compliance with the above-mentioned conditions as of December 31, 2012.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 10 - Income Taxes (cont’d)

A.           Israeli entities (cont’d)

2.            Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (cont’d)

Amendment to the Law for the Encouragement of Capital Investments – 1959

On December 29, 2010 an amendment to the Law for the Encouragement of Capital Investments – 1959 was approved (hereinafter – “the Amendment to the Law”). The Amendment to the Law was published in the Official Gazette on January 6, 2011. The Amendment to the Law is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment to the Law. Companies can choose to not be included in the scope of the Amendment to the Law and to stay in the scope of the law before its amendment until the end of the benefits period. The 2012 tax year is the last year companies can choose as the year of election, providing that the minimum qualifying investment began in 2010.

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland track” and the “Strategic” track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all OTI’s income entitled to benefits, such as: for a preferred enterprise – in the 2011-2012 tax years – a tax rate of 10% for Development Area A and of 15% for the rest of the country, in the 2013-2014 tax years – a tax rate of 7% for Development Area A and of 12.5% for the rest of the country, and as from the 2015 tax year – 6% for Development Area A and 12% for the rest of the country. Furthermore, an enterprise that meets the definition of a special preferred enterprise is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5% if it is located in Development Area A or of 8% if it is located in a different area.

The Amendment to the Law also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% shall continue to apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties, similar to the provisions of the existing law. Furthermore, the Amendment to the Law provides relief (hereinafter – “the relief”) with respect to tax paid on a dividend received by an Israeli company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if OTI distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment to the Law and the dividend is distributed after the date of the notice.

On July 30, 2013 the Law was further amended and starting January 1, 2014 the tax rate applicable to a company in Development Area A will be 9%, while the tax rate applicable to companies in the rest of the country will be 16%.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 10 - Income Taxes (cont’d)

3.	The Law for the Encouragement of Industry (taxes), 1969

OTI believes that it qualifies as an “Industrial Company” under the Law for the Encouragement of Industry. The principal tax benefits for OTI are the deductibility of costs in connection with public offerings and amortization of certain intangibles.

4.	Tax rates

On July 14, 2009, the Knesset (the Israeli Parliament) passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, a gradual reduction in OTI tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, OTI tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year - 26%, in the 2010  tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year  – 21%, in the 2015 tax year – 20% and as from the 2016 tax year OTI tax rate will be 18%.

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law, the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the regular company statutory tax rate will be 25% as from 2012. On July 30, 2013 the statutory tax rate was raised to 26.5% as from 2014.

B.	Non-Israeli subsidiaries are taxed based on the income tax laws in their country of residence.

C.	Deferred income taxes:

	December 31	December 31
	2012	2011
Deferred tax assets:
Net operating loss carryforwards	$4,998	$4,552
Goodwill	1,762	2,415
Other	695	341

Total gross deferred tax assets	7,455	7,308
Less – valuation allowance	(7,455)	(7,308)

Net deferred tax assets	$-	$-

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 10 - Income Taxes (cont’d)

C.            Deferred income taxes (cont’d)

The net change in the total valuation allowance for each of the years ended December 31, 2012 and 2011, are comprised as follows:

	December 31
	2012	2011
Balance at beginning of year	$7,308	$5,574
Additions during the year	147	(312)
Changes due to amendments to tax laws	-
and applicable future tax rates, see note 10A(4)		2,046
Balance at end of year	$7,455	$7,308

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Based on the level of historical taxable losses, management believes that it is more likely than not that SmartID Division will not realize the benefits of these deductible differences.

D.
As of December 31, 2012, the net operating loss carryforwards for tax purposes relating to Israeli companies amounted to approximately $19,700. Tax loss carryforwards in Israel may be carried forward indefinitely to offset against future taxable operational income. Under the Income Tax (Inflationary Adjustments) Law, 1985, and based on OTI’s election (see note 10A), tax loss carryforwards are linked to the USD.

E.
SmartID Division has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries that arose in 2012 and prior years, because SmartID division considers these earnings to be indefinitely reinvested. A deferred tax liability will be recognized when SmartID Division can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. As of December 31, 2012, the undistributed earnings of these foreign subsidiaries were approximately $728. It is impracticable to determine the additional taxes payable when these earnings are remitted.

F.	No current or net deferred tax expenses were recorded in Israel. Non-Israeli income tax expenses included in the carve-out consolidated statements of operations are as follows:

	Year ended December 31
	2012	2011
Current	93	180

Income tax expenses	93	180

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 10 - Income Taxes (cont’d)

Income tax expenses for the years ended December 31, 2012 and 2011, differed from the amounts computed by applying the Israeli statutory tax rates of 25% and 24% and to loss before taxes on income, as a result of the following:

	Year ended December 31
	2012	2011
Computed “expected” income tax benefit (expenses)	$237	$(331)
Decrease in income tax benefit
resulting from:
Change in valuation allowance, net	(147)	312
Stock-based compensation related to options
issued to employees	(101)	(90)
Non-deductible expenses and other	(82)	(71)

Total income tax expenses	$(93)	$(180)

G.	Income (loss) before taxes on income consists of the following:

	Year ended December 31
	2012	2011
Israel	(928)	828
Non-Israel	(21)	550

	(949)	1,378

H.           Accounting for uncertainty in income taxes

As of December 31, 2012 and 2011, SmartID Division did not have any unrecognized tax benefits. In addition, SmartID Division does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

For the years ended December 31, 2012 and 2011, no interest and penalties related to unrecognized tax benefits have been accrued.

SmartID Division Subsidiaries file income tax returns in Israel, Tanzania, Ecuador and Panama. With few exceptions, the income tax returns are open to examination by the Israeli and the respective foreign tax authorities for the tax years beginning in 2007.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 11 - Geographic Information and Major Customers

The SmartID Division’s business is managed on the basis of one reportable segment. The data is presented in accordance with ASC Topic 280, "Disclosures About Segments of an Enterprise and Related Information".

	Year ended December 31
	2012	2011
Revenues by geographical areas from
external customers
Americas	$10,846	$8,368
Far East	589	1,242
Africa	5,419	8,457
Europe	537	2,347

	$17,391	$20,414

Major Customers

	Year ended December 31
	2012	2011
	%	%
Major Customers by percentage from total revenues

Customer A	33%	-
Customer B	28%	41%
Customer C	23%	36%
Customer D	1%	11%

SmartID Division

(A Division of On Track Innovations Ltd.)

Interim Carve-Out Consolidated Balance Sheets

US dollar in thousands

	June 30 2013	December 31 2012
Assets

Current assets
Cash and cash equivalents	$1,408	$25
Trade receivables (net of allowance for doubtful
accounts of $254 and $254 as of June 30, 2013
and December 31, 2012, respectively)	1,268	3,291
Other receivables and prepaid expenses	1,583	1,369
Short term restricted deposit for employees benefit	1,255	1,372
Inventories	580	1,275

Total current assets	6,094	7,332

Long term restricted deposit for employees benefit	76	110

Severance pay deposits	151	179

Property, plant and equipment, net	369	482

Total Assets	$6,690	$8,103

The accompanying notes are an integral part of these interim carve-out consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Interim Carve-Out Consolidated Balance Sheets

US dollar in thousands

	June 30 2013	December 31 2012

Liabilities and net Parent investment

Current Liabilities
Current maturities of long-term bank loans	$390	$1,003
Trade payables	669	1,401
Accrued severance pay	1,519	1,595
Other current liabilities	2,152	3,371
Total current liabilities	4,730	7,370

Long-Term Liabilities
Long-term loans, net of current maturities	465	555
Accrued severance pay	299	371
Total long-term liabilities	764	926

Total Liabilities	5,494	8,296

Commitments and Contingencies

Total net Parent investment	1,196	(193)

Total Liabilities and net Parent investment	$6,690	$8,103

The accompanying notes are an integral part of these interim carve-out consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Interim Carve-Out Consolidated Statements of Operations

US dollar in thousands

	Six months ended June 30
	2013	2012
Revenues	6,967	9,150

Cost of revenues	2,512	4,117

Gross profit	4,455	5,033
Operating expenses
Research and development	1,530	1,474
Selling and marketing	1,668	2,359
General and administrative	1,358	1,922
Amortization of intangible assets	-	58

Total operating expenses	4,556	5,813

Operating loss	(101)	(780)

Financial expenses, net	(34)	(146)

Loss before taxes on income	(135)	(926)

Taxes on income	(192)	(96)

Net loss	$(327)	$(1,022)

The accompanying notes are an integral part of these interim carve-out consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Interim Carve-Out Consolidated Statements of Changes in Net Parent Investment

US dollar in thousands

	Six months ended June 30
	2013	2012
Net Parent Investment, Beginning of Period	(193)	(1,151)

Net loss	(327)	(1,022)
Parent share based compensation	41	187
Net Contributions from Parent	1,675	2,038

Net Parent Investment, End of Period	1,196	52

The accompanying notes are an integral part of these interim carve-out consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Interim Carve-Out Consolidated Statements of Cash Flows

US dollar in thousands

	Six months ended June 30
	2013	2012
Cash flows from operating activities
Net loss	(327)	(1,022)

Amortization of intangible assets	-	58
Depreciation	129	135
Provision for severance pay	(43)	489
Parent share based compensation	41	187
Changes in operating assets and liabilities:
Decrease in trade receivables	2,023	1,259
Increase in other receivables and prepaid expenses	(290)	(443)
Decrease in inventories	695	520
Decrease in trade payables	(732)	(445)
Decrease in other current liabilities	(1,219)	(651)
Net cash provided by operating activities	277	87

Cash flows from investing activities

Purchase of property and equipment	(16)	(166)
Proceeds from (Investment in) restricted deposit	150	(1,445)
Net cash provided by (used in) investing activities	134	(1,611)

Cash flows from financing activities
Repayment of long-term bank loans	(703)	(548)
Parent net investment	1,675	2,038
Net cash provided by financing activities	972	1,490

Increase (decrease) in cash and cash equivalents	1,383	(34)
Cash and cash equivalents at the beginning of the period	25	321

Cash and cash equivalents at the end of the period	1,408	287

The accompanying notes are an integral part of these interim carve-out consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Interim Carve-Out Consolidated Statements of Cash Flows (cont’d)

US dollar in thousands

	Six months ended June 30
	2013	2012
Supplementary cash flows information:

Cash paid during the period for:
Interest paid	21	43
Income taxes paid	192	29

The accompanying notes are an integral part of these interim carve-out consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 1 – Background and Basis of Presentation

On August 14, 2013, SuperCom Ltd. (“SuperCom”) signed a definitive agreement (the “Agreement”) to acquire On Track Innovations Ltd.’s (“OTI”) Smart ID division (“SmartID Division”). Under the Agreement, SuperCom will acquire the SmartID Division’s ongoing operations, including accounts and transfer of related employees, as well as intellectual property directly related to the SmartID business. The SmartID business includes solutions for credentialing, identifying and verifying individuals by combining the capability to support biometric identification with the portability of smart cards. The SmartID solutions include MAGNA™, a complete end-to-end solution for such items as electronic passports (e-Passport), national identity cards (national ID), voter identification cards and drivers licenses.

The SmartID Division includes operations performed by OTI, and wholly owned subsidiaries which operate solely in the SmartID business (“Smart ID Subsidiaries”).

The assumptions applied in the Carve Out Consolidated Financial Statements

As of December 31, 2012 are applied consistently in these financial statements. For further information, refer to the Carve Out Consolidated Financial Statements As of December 31, 2012.

Management believes the assumptions underlying the allocations used in creating the Smart ID Division interim Carve-out Consolidated Financial Statements are reasonable. However, the Smart ID Division interim Carve-out Consolidated Financial Statements herein may not reflect Smart ID Division’s results of operations, financial position, and cash flows in the future or may not be indicative of what Smart ID Division’s operations, financial position, and cash flows would have been if Smart ID Division  had been a stand-alone company. OTI’s direct investment in Smart ID Division is shown as Net Investment in place of Shareholders’ Equity because a direct ownership by shareholders in Smart ID Division does not exist at June 30, 2013 and 2012 or December 31,  2012.

Certain definitions

$ - United States Dollars
NIS - New Israeli Shekel

Note 2 - Significant Accounting Policies

The interim carve-out consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The significant accounting policies applied in the Carve Out Consolidated Financial Statements
As of December 31, 2012 are applied consistently in these financial statements. For further information, refer to the Carve Out Consolidated Financial Statements As of December 31, 2012.

Recent accounting pronouncements

In December 2012, the FASB issued ASU 2012-11 Balance Sheet (Topic 210)-Disclosures about Offsetting Assets and Liabilities: The amendments in this ASU will enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. OTI will be required to apply the amendments for annual reporting periods beginning on January 1, 2013. It is not expected to have a material impact on SmartID Division’s consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 2 - Significant Accounting Policies (cont'd)

Recent accounting pronouncements (cont’d)

In March 2013, the FASB released Accounting Standards Update 2013-05, Foreign Currency Matters - Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”).  ASU 2013-05 prescribes accounting treatment for entities that cease to hold a controlling financial interest (as described in Subtopic 810-10) in a subsidiary or group of assets within a foreign entity when there is a cumulative translation adjustment balance associated with that foreign entity. ASU 2013-05 also prescribes accounting treatment for entities that lose a controlling financial interest in an investment in a foreign entity and those that acquire a business in stages by increasing an investment in a foreign entity from one accounted for under the equity method to one accounted for as a consolidated investment. OTI will be required to apply ASU 2013-05 for annual reporting periods beginning on January 1, 2014. The adoption of ASU 2013-05 is not expected to have a material impact on SmartID Division’s consolidated financial statements.

In July 2013, the FASB released Accounting Standards Update 2013-11, Income Taxes - Presentation of an Unrecognized Tax Benefit When a Net  Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain instances as described therein. Prior to the publication of ASU 2013-11, there was diversity in practice in the presentation of unrecognized tax benefits in those instances.  The Company will be required to apply ASU 2013-11 for annual and interim reporting periods beginning on January 1, 2014. ASU 2013-11 is not expected to have an effect on the SmartID Division’s consolidated financial statements.

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 3 – Unaudited interim Carve Out consolidated financial statements

A.
The interim period for these Carve Out condensed financial statements is the six month period ended June 30, 2013. The accompanying unaudited interim carve-out consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these Interim Carve Out consolidated financial statements be read in conjunction with the audited Carve Out consolidated Financial statements and accompanying notes included in the Carve Out Consolidated Financial  Statements As of December 31, 2012. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

B.	Estimates and assumptions

The preparation of the interim carve-out consolidated financial statements requires management of OTI to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Such estimates include the valuation of useful lives of long-lived assets, revenue recognition, valuation of accounts receivable and allowance for doubtful accounts, inventories, investments, legal contingencies, share based compensation, the assumptions used in the calculation of income taxes and other contingencies. In addition, these interim carve-out consolidated financial statements were prepared using certain allocations that are based on management’s estimates and assumptions, see note 1. Estimates and assumptions are periodically reviewed by management and the effects of any material revisions are reflected in the period that they are determined to be necessary. Actual results, however, may vary from these estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Note 4 - Inventories

	June 30 2013	December 31 2012
Raw materials	133	377
Work in progress	66	223
Finished products	381	675

	580	1,275

SmartID Division

(A Division of On Track Innovations Ltd.)

Notes to the Carve-Out Consolidated Financial Statements

In thousands

Note 5 - Legal claims

On January 27, 2013, a former employee (in this paragraph, the "Plaintiff"), filed a law suit against OTI  in the District Labor Court in Tel Aviv in the amount of NIS 1,400 (approximately $375). The plaintiff alleges that OTI breached the employment agreement with him and that OTI owes him commission payments  for certain sales. At this early stage, OTI, based on legal advice, is unable to estimate the outcome of the law suit.

  Note 6 - Fair value of financial instruments

The SmartID Division’s financial instruments consist mainly of cash and cash equivalents, accounts receivable, restricted deposits for employee benefits, accounts payable and short-term and long-term loans.

Fair value for the measurement of financial assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. SmartID Division utilizes a valuation hierarchy for disclosure of the inputs for fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices for identical or similar assets or liabilities in less active markets or model-derived valuations in which significant inputs are observable for the asset or liability, either directly or indirectly through market corroboration.

•	Level 3 inputs are unobservable inputs based on SmartID Division’s assumptions used to measure assets and liabilities at fair value.

By distinguishing between inputs that are observable in the market place, and therefore more objective, and those that are unobservable and therefore more subjective, the hierarchy is designed to indicate the relative reliability of the fair value measurements. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

In estimating fair value for financial instruments, the following methods and assumptions were used:

The carrying amounts of cash and cash equivalents, restricted deposits for employee benefits, trade receivables, short-term bank credit and trade payables are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

The carrying amounts of variable interest rate long-term loans are equivalent or approximate to their fair value as they bear interest at approximate market rates. At June 30, 2013, fair value of bank loans with fixed interest rates did not differ materially from the carrying amount.

e-Tracking & e-Monitoring solutions

PureOfficer
PureMonitor
PureArrest
Prohibited area 00:00 – 23:59
Home Curfew area 20:00 – 07:00
Work Permitted area 08:00 – 17:00
PureCom
SuperCom Smart Parking
Companion
PureTag
RFID Tags
Smart Parking

3,000,000
Ordinary Shares

PROSPECTUS

Aegis Capital Corp

Through and including                     , 2013 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	INDEMNIFICATION OF OFFICE HOLDERS (INCLUDING DIRECTORS)

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in the company’s articles of association. Our Articles of Association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder for the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

●
a monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

●
reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea); and (2) in connection with a monetary sanction; and

●
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea).

In addition, under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, to the extent provided in the company’s articles of association:

●	a breach of a duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

●	a monetary liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following

●
a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or penalty levied against the office holder.

Our Articles of Association provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for any act done by him or her by virtue of being an office holder, in respect of any of the following:

●	a breach of duty of care towards us or any other person,

●	a breach of fiduciary obligations towards us, provided that the office holder acted in good faith and had reasonable grounds to assume that his or her act would not be to our detriment,

●	a financial liability imposed on him or her in favor of another person, or

●	any other event for which insurance of an office holder is or may be permitted.

Our Articles of Association further provide that we may indemnify an office holder for the following cases of liability and expenses incurred by him or her as a result of an act done by him or her by virtue of being an office holder:

●
financial liability imposed upon said office holder in favor of another person by virtue of a decision by a court of law, including a decision by way of settlement or a decision in arbitration which has been confirmed by a court of law;

●	reasonable expenses of the proceedings, including lawyers’ fees, expended by the office holder or imposed on him by the court for:

(1)	proceedings issued against him by or on behalf of our company or by a third party;

(2)	criminal proceedings in which the office holder was acquitted; or

(3)	criminal proceedings in which he was convicted in an offense, which did not require proof of criminal intent; or

(4)	any other liability or expense for which the indemnification of an officer holder is not precluded by law.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders. In addition, we have granted indemnification letters to our office holders.

We are not aware of any pending or threatened litigation or proceeding involving any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Item 7.	Recent Sales of Unregistered Securities*

On March 22, 2010, the Registrant entered into a subscription agreement with Mr. Yitzchak Babayov pursuant to which, the Company sold him 361,991 ordinary shares for $200,000 (which was used for working capital). The Registrant also entered into a warrant agreement with Mr. Babayov to purchase up to 130,317 ordinary shares at an exercise price of $0.6375 per share.

In the fourth quarter of 2010, in response to the Company’ debt to equity conversion proposal, eight former employees agreed to convert $271,000 outstanding debt to warrants to purchase up to 283,806 unregistered ordinary shares, with an exercise price of $ nil per share ordinary share.

In 2011, in response to the Registrant’s debt to equity conversion proposal, certain former employees and bond holders agreed to convert $3,301,499 of outstanding debt and bonds into ordinary shares, warrants and options to purchase ordinary shares. Warrants to purchase up to 325,647 unregistered ordinary shares with an exercise price of $ nil per share were granted to former employees. In addition, 3,815,609 unregistered ordinary shares were issued to Sigma Wave Ltd., Mr. Eliyahou Trabelsi and three other holders of the convertible bonds.

In August 2011, the Registrant issued warrants to purchase 300,000 ordinary shares at an exercise price of $ nil to a former officer of the Registrant, of which warrants 72,589 were exercised.

During 2012, in response to the Registrant’s debt to equity conversion proposal, certain former service provider and bond holders agreed to convert $3,910,999 of outstanding debt and bonds into ordinary shares and warrants to purchase ordinary shares. Warrants to purchase up to 325,647 ordinary shares with an exercise price of $ nil per share were granted to a service provider. In addition, 3,815,609 ordinary shares were issued to Sigma Wave Ltd., Mr. Eliyahou Trabelsi and one additional holder of the convertible bonds.

The sales of the above securities were deemed to be exempt from registration under Section 4(2) of the Securities Act and in reliance upon Regulation S of the Securities Act.

*All share and per share numbers in this Item 7 have been adjusted to give effect to a 1 share for 4.250002 shares reverse stock split that was effected on August 23, 2013.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

The following is a list of exhibits filed as part of this registration statement:

Exhibit Number	Description
1.1	Underwriting Agreement
3.1*	Memorandum of Association of the Company
4.1*	Form of stock certificate representing ordinary shares
4.21	Articles of Association of the Company, As Amended
4.2(a)2	The SuperCom Ltd. 2003 Israeli Share Option Plan
4.2(b)2	The SuperCom Ltd. 2007 U.S. Stock Option Plan
5.1	Opinion of S. Friedman & Co. Israeli counsel to the Registrant, regarding the validity of the ordinary shares being registered
10.13	Asset Purchase Agreement by and among Intelli-Site, Inc., Integrated Security Systems, Inc., Vuance, Inc. and SuperCom Ltd. dated as of March 6, 2009
10.24	Agreement for Purchase and Sale of Business Assets between Vuance, Inc. and OLTIS Security Systems International, LLC, dated as of January 9, 2010
10.34	Asset Purchase Agreement between SuperCom Ltd., Vuance, Inc., WidePoint Corporation and Advance Response Concepts Corporation, dated as of January 29, 2010
10.45	Subscription Agreement and Warrant Agreement between SuperCom Ltd. and Mr. Yitzchak Babayov, dated as of March 22, 2010
10.56	Share Purchase Agreement for the sale of SuperCom Asia Pacific Ltd. between SuperCom Ltd. and Mr. Steven Slom, Adv. as trustee for an undisclosed purchaser, dated October 21, 2010
10.66	Agreement to Defer Bond Repayments between SuperCom Ltd. and Sigma Wave Ltd., dated March 30, 2011.
10.7*	Asset Purchase Agreement by and among On Track Innovations Ltd. and SuperCom Ltd.
10.8*	Indemnification letter
21.1*	List of Subsidiaries
23.1	Consent of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu
23.2	Consent of Fahn, Kanne & Co., a member of Grant Thornton International

23.3	Consent of S. Friedman & Co. (included in Exhibit 5.1)
23.4	Consent of Somekh Chaikin, a member firm of KPMG International
24.1*	Power of Attorney (included on signature page).

101.INS*	XBRL Instance

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation

101.DEF*	XBRL Taxonomy Extension Definition

101.LAB*	XBRL Taxonomy Extension Labels

101.PRE*	XBRL Taxonomy Extension Presentation

1	Previously filed as exhibit 2 to the Company’s report on Form 6-K filed on August 22, 2013.
2	Previously filed as exhibits to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on May 9, 2012.
3	Previously filed as exhibits to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on June 30, 2009.
4	Previously filed as an exhibit to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on July 23, 2010.
5	Previously filed as exhibits to, and incorporated herein by reference from, Exhibit 10.1 and 10.2 to the Company’s report on Form 6-K submitted on April 7, 2010.
6	Previously filed as exhibits to, and incorporated herein by reference from, the Company’s Annual Report on Form 20-F filed on June 13, 2011.
*	Previously filed.

Item 9.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herzliya Pituach, State of Israel, on November 22, 2013.

SUPERCOM LTD.

By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Actof 1933 , this Amendment No. 2 to the Registration Statement has been signed below by or on behalf of the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Arie Trabelsi Arie Trabelsi	President, Chief Executive Officer (Principal Executive Officer)	November 22, 2013

/s/ Doron Ilan Doron Ilan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 22, 2013

* Tsviya Trabelsi	Chairman of the Board	November 22, 2013

* Menachem Mirski	Director	November 22, 2013

* Avi Ayash	Director	November 22, 2013

* David Mimon	Director	November 22, 2013

* Shlomit Sarusi	Director	November 22, 2013

* By: /s/ Arie Trabelsi.
Name: Arie Trabelsi
Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of SuperCom Ltd., in the City of Newark, Delaware on the 22nd day of November, 2013.

Puglisi & Associates

By: /s/ Greg Lavelle
Title: Managing Director

850 Library Avenue, Suite 204
Newark, Delaware 19711
Tel. (302) 738-6680